As filed with the U.S. Securities and Exchange Commission on April 29, 2019.

Registration No. 333-230838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Applied Therapeutics, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	81-3405262 (I.R.S. Employer Identification Number)

340 Madison Avenue, 19th Floor
New York, New York 10173
(212) 220-9226
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Shoshana Shendelman, Ph.D.
President and Chief Executive Officer
340 Madison Avenue, 19th Floor
New York, New York 10173
(212) 220-9226
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Laura A. Berezin Divakar Gupta Joshua A. Kaufman Jaime L. Chase Cooley LLP 55 Hudson Yards New York, New York 10001 (212) 479-6000	Shoshana Shendelman, Ph.D. President and Chief Executive Officer Applied Therapeutics, Inc. 340 Madison Avenue, 19th Floor New York, New York 10173 (212) 220-9226	Richard D. Truesdell, Jr. Marcel R. Fausten Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

           If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)(3)

Common Stock, $0.0001 par value per share	$73,600,000	$8,920.32

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

(3)
The Registrant previously paid $10,453.50.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 29, 2019

PRELIMINARY PROSPECTUS

4,000,000 Shares

Common Stock

        This is the initial public offering of common stock of Applied Therapeutics, Inc. We are selling 4,000,000 shares of common stock in this offering. We anticipate that the initial public offering price will be between $14.00 and $16.00 per share. We have applied to list our shares of common stock on The Nasdaq Global Market under the symbol "APLT."

        We have granted the underwriters an option to purchase up to 600,000 additional shares of common stock to cover over-allotments, if any.

        We are an "emerging growth company" as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 10 of this prospectus.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us before expenses	$	$

(1)
We have agreed to reimburse the underwriters for certain expenses. See "Underwriting" for additional information regarding underwriting compensation.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares of our common stock to purchasers on or about                        , 2019.

Joint Book-Running Managers

Citigroup	Cowen	UBS Investment Bank

Lead Manager

Baird

                        , 2019

        "Applied Therapeutics," the Applied Therapeutics logo and other trademarks, trade names or service marks of Applied Therapeutics, Inc. appearing in this prospectus are the property of Applied Therapeutics, Inc. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.

        Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside the United States.

i

 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, especially the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise requires, the terms "Applied Therapeutics," "the company," "we," "us," "our" and similar references in this prospectus refer to Applied Therapeutics, Inc.

Overview

        We are a clinical-stage biopharmaceutical company developing a pipeline of novel product candidates against validated molecular targets in indications of high unmet medical need. We focus on molecules and pathways whose role in the disease process is well known based on prior research, but have previously failed to yield successful products due to poor efficacy and tolerability. Our unique approach to drug development leverages recent technological advances to design improved drugs, employs early use of biomarkers to confirm biological activity and focuses on abbreviated regulatory pathways. We develop product candidates with increased potency and selectivity by leveraging recent technological advances in high throughput crystallography and in situ structural design. Our strategy is also informed by early use of biomarkers to confirm biological activity and target engagement. The result of this unique multifaceted approach to drug development is a portfolio of highly specific and selective product candidates that we believe are significantly de-risked and can move quickly through the development process.

        Our first molecular target is aldose reductase, or AR, the first enzyme and rate-limiting step in the polyol pathway, an alternative glucose metabolism pathway. AR is a redox-regulated enzyme that is activated by an altered redox state within the cell, such as oxidative stress, which occurs during hyperglycemia and ischemia. AR activity produces excess sorbitol, which causes osmotic dysregulation within cells and tissues, and is implicated in multiple diseases. The detrimental consequences of aberrent AR activation include broad effects, such as mitochondrial dysfunction and cell death, as well as tissue-specific changes, such as neuronal degeneration in peripheral nerves, collagen crosslinking and fibrosis in cardiac tissue, and damage to blood vessels in the lens of the eye. Prior attempts to inhibit this enzyme were hindered by nonselective, nonspecific inhibition, which resulted in limited efficacy and significant off-target safety effects. Our AR inhibitor, or ARI, program currently includes three small molecules, which are all designed to be potent and selective ARIs, and are engineered to have unique tissue permeability profiles to target different disease states, including diabetic complications, heart disease and a rare pediatric metabolic disease.

        Our lead product candidate, AT-001, is a novel ARI with broad systemic exposure and peripheral nerve permeability, that we are developing for the treatment of diabetic cardiomyopathy, or DbCM, a fatal fibrosis of the heart, for which no treatments are available. DbCM is estimated to afflict 17% of diabetic patients, equating to an estimated 77 million patients globally. We initially plan to target the 50% of these patients who are within the symptomatic stages of disease we believe most likely to be responsive to treatment. We are also developing AT-001 for diabetic peripheral neuropathy, or DPN, a debilitating neurodegenerative disease that significantly reduces quality of life, and for which there are currently no approved treatments in the United States. Approximately 50% of the global diabetic population, or 226 million diabetic patients, suffer from DPN. We recently completed a Phase 1/2 clinical trial evaluating AT-001 in approximately 120 patients with type 2 diabetes, in which no drug-related adverse effects or tolerability issues were observed. This trial also demonstrated target engagement and proof of biological activity, as measured by reduction in sorbitol, a biomarker of AR activity, and NTproBNP, a marker of cardiac stress. We plan to initiate a Phase 2/3 pivotal clinical trial of AT-001 for the treatment of DbCM in 2019. We plan to collect data on motor nerve conduction velocity, or MNCV, in our planned pivotal trial in DbCM patients that also have DPN, which we expect will provide a basis for dose selection in Phase 3 clinical trials of DPN.

        Our second product candidate, AT-007, is a central nervous system, or CNS, penetrant ARI that we are developing for the treatment of galactosemia, a devastating rare pediatric metabolic disease that affects how the body processes a simple sugar called galactose, and for which there is no known cure or approved treatment available. We estimate that the U.S. galactosemia population is approximately 2,800 patients, based on newborn screening data identifying 2,500 infants through 2014, and the estimated birth rate of 80 patients per year. High levels of galactose circulating in the blood and tissues of galactosemia patients enable AR to convert galactose to a toxic metabolite, galactitol, which results in long-term complications ranging from CNS dysfunction to cataracts. We have demonstrated in an animal model of galactosemia that treatment with AT-007 reduces toxic galactitol levels and prevents disease complications. We believe that galactosemia may qualify for accelerated approval, as well as for the rare pediatric disease priority review voucher, or RPD-PRV, program. Additionally, the U.S. Food and Drug Administration, or FDA, recently released draft guidance for industry on drug development for low prevalence, slowly progressing rare metabolic diseases, for which we believe galactosemia qualifies. The guidance allows for a biomarker-based development program if clinical efficacy and a link to a relevant biomarker can be demonstrated in an animal model of disease. We are currently in late stages of preclinical development and intend to advance AT-007 into a Phase 1 clinical trial in 2019.

        We are also developing AT-003, an ARI designed to cross through the back of the eye when dosed orally, which has demonstrated strong retinal penetrance, for the treatment of diabetic retinopathy, or DR. DR is an ophthalmic disease that occurs in diabetic patients and for which treatments are currently limited to high-cost biologics requiring intravitreal administration. DR afflicts approximately 35% of diabetic patients, equating to an estimated 158 million patients globally. DR has been linked to AR activity, including elevations in sorbitol and subsequent changes in retinal blood vessels, which distorts vision and leads to permanent blindness. We are currently in late stages of preclinical development of AT-003. AT-003 displayed significant retinal penetration when dosed orally in diabetic rats. The drug was observed to be well tolerated with no adverse effects. Efficacy of AT-003 is currently being explored in two animal models of DR—an ischemic injury model (acute damage) and chronic diabetic treatment model. We intend to advance AT-003 into a Phase 1 clinical trial in 2020.

        Applying our strategy from our ARI program, we have also developed a program targeting selective inhibition of phosphatidylinositol 3-kinase, or PI3K, subunits that has resulted in an early-stage oncology pipeline. We expect to initially target orphan hematological oncology indications, including peripheral T-cell lymphoma, cutaneous T-cell lymphoma and T-cell acute lymphoblastic leukemia. We are additionally developing selective alpha/gamma inhibitors to target solid tumors that constitutively express PI3K alpha. We plan to initiate our clinical program in these indications in 2020.

Our Pipeline

        The following table shows the status of our current ARI and PI3K inhibitor programs:

    *
    We plan to initiate a pivotal Phase 2/3 clinical trial of these product candidates. Positive data from such trials, including meeting primary endpoints of the trials, could form the basis for applying for marketing approval with the FDA.

    **
    Subcutaneous.

    ***
    Peripheral T-cell lymphoma, cutaneous T-cell lymphoma and T-cell acute lymphoblastic leukemia.

Our Strategy

        Our goal is to bring potentially transformative therapies to market across a range of fatal or debilitating diseases for which no treatments are available. The critical components of our strategy include:

  •
  leveraging our unique approach to develop our pipeline of novel ARIs;

  •
  rapidly advancing the development of our ARI product candidates, AT-001, AT-007 and AT-003;

  •
  taking advantage of regulatory pathways designed for accelerated drug development in indications with high unmet need and seeking strategic partnerships in other indications; and

  •
  expanding our pipeline to products targeting other validated molecules and pathways outside of AR.

Leadership

        Our management team and members of our scientific advisory board are composed of accomplished scientists and clinicians with decades of experience developing drugs for a wide range of diseases. Our view is that drug development does not always need to follow the standard approach, which often requires long and costly development programs before drugs become available to patients. By taking a unique and focused approach to drug development, we believe we can significantly shorten development programs and bring lifesaving drugs to patients in urgent need. Since inception, we have raised approximately $38 million in gross proceeds from equity and debt financings with a number of investment firms, including Alexandria Venture Investments, LLC, E Squared Investment Fund, LLC, ETP Global Fund, LP and Syno Ventures Master Fund, LP.

Risks Associated with Our Business

        Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in the section titled "Risk Factors" immediately following this prospectus summary. These risks include, among others, the following:

  •
  We have a limited operating history, have never generated any revenues from product sales and have incurred significant operating losses since inception.

  •
  We anticipate that we will continue to incur substantial operating losses for the foreseeable future and may never achieve or maintain profitability.

  •
  We will require additional capital to finance our operations, which may not be available on acceptable terms, if at all.

  •
  Our future success is dependent on the successful clinical development, regulatory approval and commercialization of our current and any future product candidates, without which our ability to generate revenue will be adversely affected.

  •
  Because the results of preclinical studies or earlier clinical trials are not necessarily predictive of future results, our product candidates may not have favorable results in planned or future studies or trials, or may not receive regulatory approval.

  •
  We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

  •
  We face substantial competition, which may result in others developing or commercializing drugs before or more successfully than us.

  •
  If we are unable to obtain and maintain patent protection for our current or any future product candidates, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

Our Corporate Information

        We were incorporated under the laws of the State of Delaware on January 20, 2016. Our principal executive offices are located at 340 Madison Avenue, 19th Floor, New York, New York 10173, and our telephone number is (212) 220-9226. Our corporate website address is www.appliedtherapeutics.com. Information contained on, or accessible through, our website is not a part of this prospectus. We have included our website in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012, and we may remain an emerging growth company for up to five years following the completion of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

        In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and therefore we will be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

 THE OFFERING

Common stock to be offered	4,000,000 shares
Common stock to be outstanding after this offering	17,052,202 shares (or 17,652,202 shares if the underwriters exercise in full their option to purchase additional shares to cover over-allotments, if any)
Over-allotment option to purchase additional shares	600,000 shares
Use of proceeds

We estimate that the net proceeds from this offering will be approximately $52.6 million (or approximately $61.0 million if the underwriters exercise in full their option to purchase up to 600,000 additional shares of common stock to cover over-allotments), based on an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:
• approximately $30 million to fund our pivotal Phase 2/3 clinical trial for AT-001 for the treatment of diabetic cardiomyopathy;
• approximately $5 million to advance AT-007 for the treatment of galactosemia in adults through our planned Phase 1 clinical trial;
• approximately $4 million to advance AT-003 for the treatment of diabetic retinopathy into our planned Phase 1 clinical trial; and
• the remainder to fund other research and development activities, working capital and other general corporate purposes.
See "Use of Proceeds" for additional information.
Risk factors

You should read the section titled "Risk Factors" for a discussion of factors to consider carefully, together with all the other information included in this prospectus, before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	"APLT"

        The number of shares of our common stock to be outstanding after this offering is based on 13,052,202 shares of common stock outstanding as of December 31, 2018, which includes the (i) issuance and sale of 442,925 shares of Series B preferred stock subsequent to December 31, 2018 and

(ii) the conversion of all of the outstanding shares of our preferred stock upon the completion of this offering, and excludes:

  •
  1,202,979 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2018, with a weighted-average exercise price of $1.35 per share;

  •
  1,421,759 shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to December 31, 2018, with an exercise price of $4.70 per share;

  •
  161,594 shares of our common stock issuable upon the exercise of stock options expected to be granted to our newly hired chief financial officer with an exercise price equal to the grant date fair market value;

  •
  482,364 shares of our common stock issuable upon the exercise of warrants outstanding as of December 31, 2018, with a weighted-average exercise price of $4.29 per share, which includes 96,128 shares of our common stock issuable upon the exercise of warrants issued subsequent to December 31, 2018;

  •
  1,743,640 shares of our common stock reserved for future issuance under our 2019 Equity Incentive Plan, or the 2019 Plan, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future increases in the number of shares of common stock reserved for issuance under the 2019 Plan (of which options to purchase an aggregate of 102,300 shares of common stock will be granted to our non-employee members of the board and options to purchase 5% of our outstanding shares of common stock immediately following this offering will be granted to our executive officers under our 2019 Plan upon the pricing of this offering with an exercise price per share equal to the initial public offering price per share, as described under the sections titled "Executive and Director Compensation—IPO Option Grants" and "Executive and Director Compensation—Non-Employee Director Compensation"); and

  •
  180,000 shares of our common stock reserved for future issuance under our 2019 Employee Stock Purchase Plan, or ESPP, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future increases in the number of shares of common stock reserved for issuance under our ESPP.

        Unless otherwise indicated, all information contained in this prospectus, including the number of shares of common stock that will be outstanding after this offering, assumes or gives effect to:

  •
  the filing and effectiveness of our amended and restated certificate of incorporation immediately after the completion of this offering and the adoption of our amended and restated bylaws immediately prior to the completion of this offering;

  •
  the conversion of all outstanding shares of our preferred stock as of December 31, 2018 into an aggregate of 7,538,671 shares of our common stock upon the completion of this offering, which includes the conversion of 442,925 shares of Series B convertible preferred stock, or the Series B Preferred Stock, issued and sold subsequent to December 31, 2018;

  •
  a 55.2486-for-1 stock split of our common stock and preferred stock effected on April 26, 2019;

  •
  no exercise of the outstanding options and warrants described above; and

  •
  no exercise by the underwriters of their option to purchase additional shares of our common stock to cover over-allotments, if any.

 SUMMARY FINANCIAL DATA

        The following tables set forth our summary statement of operations data for the years ended December 31, 2017 and 2018 and the balance sheet data as of December 31, 2018, all of which have been derived from our financial statements appearing elsewhere in this prospectus. The following summary financial data should be read with the sections titled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

	Years Ended December 31,
(in thousands, except share and per share data)	2017	2018
Summary of Operations Data:
Operating expenses:
Research and development	$3,703	$11,471
General and administrative	582	2,047

Total operating expenses	4,285	13,518

Loss from operations	(4,285)	(13,518)
Other income (expense), net:
Interest income (expense), net	3	(1,642)
Loss on extinguishment of debt	—	(221)
Other expense	—	(1,140)

Total other income (expense), net	3	(3,003)

Net loss	$(4,282)	$(16,521)

Net loss per share: basic and diluted(1)	$(0.79)	$(3.01)

Weighted-average shares used in computing net loss per share: basic and diluted(1)	5,406,513	5,483,149

Pro forma net loss per share (unaudited): basic and diluted(1)		$(1.80)

Weighted-average shares outstanding used in computing pro forma net loss per share (unaudited): basic and diluted(1)		9,163,087

(1)
See Notes 1 and 10 to our financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share and the weighted-average number of shares used in the computation of the per share amounts. The pro forma net loss per share reflects (i) the issuance and sale of 442,925 shares of Series B Preferred Stock subsequent to December 31, 2018 and (ii) the conversion of all of the outstanding shares of our preferred stock into an aggregate of 7,538,671 shares of common stock upon completion of this offering.

	As of December 31, 2018
(in thousands)	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
Balance Sheet Data:		(unaudited)
Cash and cash equivalents	$18,748	$21,879	$74,479
Working capital	15,818	18,949	71,859
Total assets	20,246	23,377	75,667
Preferred stock	35,410	—	—
Accumulated deficit	(21,257)	(21,257)	(21,257)
Total stockholders' (deficit) equity	(19,592)	18,949	71,549

(1)
The pro forma column reflects (i) the issuance and sale of 442,925 shares of Series B Preferred Stock and the receipt of net proceeds of approximately $3.1 million subsequent to December 31, 2018 and (ii) the conversion of all of the outstanding shares of our preferred stock into an aggregate of 7,538,671 shares of common stock upon completion of this offering.

(2)
The pro forma as adjusted column reflects the pro forma adjustments set forth above and (i) the sale of 4,000,000 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (ii) the filing and effectiveness of our amended and restated certificate of incorporation.

(3)
The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of the amount of cash and cash equivalents, working capital, total assets and total stockholders' equity by approximately $3.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of common stock offered by us would increase or decrease each of cash and cash equivalents, working capital, total assets and stockholders' equity by approximately $14.0 million, assuming the assumed initial public offering price of $15.00 per share remains the same, and after deducting estimated underwriting discounts and commissions.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Financial Position and Capital Needs

         We have incurred significant operating losses since inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future and may never achieve or maintain profitability.

        Since inception in January 2016, we have incurred significant operating losses. Our net loss was $4.3 million and $16.5 million for the years ended December 31, 2017 and 2018, respectively. As of December 31, 2018, we had an accumulated deficit of $21.3 million. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Since inception, we have devoted substantially all of our efforts to research and preclinical and clinical development of our product candidates, organizing and staffing our company, business planning, raising capital, establishing our intellectual property portfolio and conducting clinical trials. To date, we have never obtained regulatory approval for, or commercialized, any drugs. It could be several years, if ever, before we have a commercialized drug. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if, and as, we:

  •
  continue the ongoing and planned development of our product candidates;

  •
  initiate, conduct and complete any ongoing, anticipated or future preclinical studies and clinical trials for our current and future product candidates;

  •
  seek marketing approvals for any product candidates that successfully complete clinical trials;

  •
  establish a sales, marketing, manufacturing and distribution infrastructure to commercialize any current or future product candidate for which we may obtain marketing approval;

  •
  seek to discover and develop additional product candidates;

  •
  continue to build a portfolio of product candidates through the acquisition or in-license of drugs, product candidates or technologies;

  •
  maintain, protect and expand our intellectual property portfolio;

  •
  hire additional clinical, regulatory and scientific personnel; and

  •
  add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

        Furthermore, following the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

        To become and remain profitable, we must succeed in developing and eventually commercializing drugs that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our current and future product candidates, obtaining regulatory approval, procuring commercial-scale manufacturing, marketing and selling any products for which we obtain regulatory approval (including through third parties), as well as discovering or acquiring and developing additional product candidates. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenues that are sufficient to offset our expenses and achieve profitability.

        Because of the numerous risks and uncertainties associated with drug development, we are unable to accurately predict the timing or amount of expenses or when, or if, we will be able to achieve profitability. If we are required by regulatory authorities to perform studies in addition to those currently expected, or if there are any delays in the initiation and completion of our clinical trials or the development of any of our product candidates, our expenses could increase.

        Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our common stock could also cause you to lose all or part of your investment.

         Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

        We are a clinical-stage company founded in January 2016, and our operations to date have been largely focused on raising capital, organizing and staffing our company, identifying and developing our product candidates, and undertaking preclinical and clinical development for our product candidates. As an organization, we have not yet demonstrated an ability to successfully complete clinical development, obtain regulatory approvals, manufacture a commercial-scale product or conduct sales and marketing activities necessary for successful commercialization, or arrange for a third party to conduct these activities on our behalf. Consequently, any predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history.

        We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

        Additionally, we expect our financial condition and operating results to continue to fluctuate from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

         We will require substantial additional funding to finance our operations. If we are unable to raise capital when needed, we could be forced to delay, reduce or terminate certain of our development programs or other operations.

        Based on our research and development plans, we believe that the $3.1 million of net proceeds from the sale of 442,925 shares of Series B Preferred Stock subsequent to December 31, 2018 and the net proceeds from this offering, together with our existing cash and cash equivalents as of December 31, 2018, will be sufficient to fund our operations through at least the next 12 months. However, we will need to obtain substantial additional funding in connection with our continuing operations and planned research and clinical development activities. Our future capital requirements will depend on many factors, including:

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  the timing, progress and results of our ongoing preclinical studies and clinical trials of our product candidates;

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  the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials of other product candidates that we may pursue;

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  our ability to establish collaborations on favorable terms, if at all;

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  the costs, timing and outcome of regulatory review of our product candidates;

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  the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

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  the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

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  the cost of any milestone and royalty payments with respect to any approved product candidates;

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  the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

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  the costs of operating as a public company; and

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  the extent to which we acquire or in-license other product candidates and technologies.

        Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of drugs that we do not expect to be commercially available for several years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or altogether terminate our research and development programs or future commercialization efforts.

         Raising additional capital may cause dilution to our stockholders, including investors in this offering, restrict our operations or require us to relinquish rights to our product candidates.

        Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through public or private equity or debt financings, third-party funding, marketing and distribution arrangements, as well as other collaborations, strategic alliances and licensing arrangements, or any combination of these approaches. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest in our company may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt and equity financings, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as redeeming our shares, making investments, incurring additional debt, making capital expenditures, declaring dividends or placing limitations on our ability to acquire, sell or license intellectual property rights.

        If we raise additional capital through future collaborations, strategic alliances or third-party licensing arrangements, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our drug development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise develop and market ourselves.

         The Tax Cuts and Jobs Act, or the Tax Act, could adversely affect our business and financial condition.

        In December 2017, President Trump signed into law the Tax Act that significantly reformed the Internal Revenue Code of 1986, as amended. The Tax Act, among other things, contains significant changes to corporate taxation, including (i) reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, (ii) limitation of the tax deduction for interest expense to 30% of adjusted earnings (with certain exceptions, including for certain small businesses), (iii) limitation of the deduction for post-2017 net operating losses, or NOLs, to 80% of current-year taxable income and elimination of net operating loss carrybacks for post-2017 NOLs, (iv) one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, (v) immediate deductions for certain new investments instead of deductions for depreciation expense over time and (vi) modifying or repealing many business deductions and credits (including reducing the business tax credit for certain clinical testing expenses incurred in the testing of certain drugs for rare diseases or conditions generally referred to as "orphan drugs"). Our federal net operating loss carryovers will be carried forward indefinitely pursuant to the Tax Act. We continue to examine the impact the Tax Act may have on our business. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the Tax Act is uncertain and our business and financial condition could be adversely affected. This prospectus does not discuss the Tax Act or the manner in which it might affect us or purchasers of our common stock. We urge our stockholders, including purchasers of common stock in this offering, to consult with their legal and tax advisors with respect to such legislation and the potential tax consequences of investing in our common stock.

         Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

        We have incurred substantial losses since inception and do not expect to become profitable in the near future, if ever. In general, under Section 382 of the United States Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of this offering and/or subsequent changes in our stock ownership (some of which shifts are outside our control). As a result, if, and to the extent that we earn net taxable income, our ability to use our pre-change NOLs to offset such taxable income may be subject to limitations.

        The Tax Act, among other things, includes changes to U.S. federal tax rates and the rules governing net operating loss carryforwards. For NOLs arising in tax years beginning after December 31, 2017, the Tax Act limits a taxpayer's ability to utilize NOL carryforwards to 80% of taxable income. In addition, NOLs arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but carryback is generally prohibited. NOLs generated in tax years beginning before January 1, 2018 will not be subject to the taxable income limitation, and NOLs generated in tax years ending before January 1, 2018 will continue to have a two-year carryback and 20-year carryforward period. Deferred tax assets for NOLs will need to be measured at the applicable tax rate in effect when the NOL is expected to be utilized. The changes in the carryforward/carryback periods, as well as the new limitation on use of NOLs may significantly impact our ability to utilize our NOLs to offset taxable income in the future.

        In order to realize the future tax benefits of our NOL carryforwards, we must generate taxable income, of which there is no assurance. Accordingly, we have provided a full valuation allowance for deferred tax assets as of December 31, 2018.

         The report of our independent registered public accounting firm included a "going concern" explanatory paragraph.

        The report of our independent registered public accounting firm on our financial statements as of and for the year ended December 31, 2018 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. Since inception, we have experienced recurring operating losses and negative cash flows, and we expect to continue to generate operating losses and consume significant cash resources for the foreseeable future. Without additional financing, such as this offering, these conditions raise substantial doubt about our ability to continue as a going concern, meaning that we may be unable to continue operations for the foreseeable future or realize assets and discharge liabilities in the ordinary course of operations. If we are unable to obtain funding, we will be forced to delay, reduce or eliminate some or all of our research and development programs, product portfolio expansion or commercialization efforts, or we may be unable to continue operations. Although we continue to pursue these plans, there can be no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all.

Risks Related to the Development and Commercialization of Our Product Candidates

         Our future success is substantially dependent on the successful clinical development, regulatory approval and commercialization of our product candidates. If we are not able to obtain required regulatory approvals, we will not be able to commercialize our product candidates and our ability to generate product revenue will be adversely affected.

        We have invested a significant portion of our time and financial resources in the development of AT-001, AT-003 and AT-007. Our business is dependent on our ability to successfully complete development of, obtain regulatory approval for, and, if approved, successfully commercialize our product candidates in a timely manner. We may face unforeseen challenges in our drug development strategy, and we can provide no assurances that our drug design will prove to be effective, that we will be able to take advantage of abbreviated regulatory pathways for any of our product candidates, or that we will ultimately be successful in our future clinical trials.

        We have not obtained regulatory approval for any product candidate, and it is possible that any product candidates we may seek to develop in the future will not obtain regulatory approval. Neither we nor any future collaborator is permitted to market any product candidates in the United States or abroad until we receive regulatory approval from the FDA or applicable foreign regulatory agency. The time required to obtain approval or other marketing authorizations by the FDA and comparable foreign regulatory authorities is unpredictable and typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions.

        Prior to obtaining approval to commercialize any product candidate in the United States or abroad, we must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that such product candidate is safe and effective for its intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe that the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. The FDA may also require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or post-approval, or it may object to elements of our clinical development program, requiring their alteration.

        Of the large number of products in development, only a small percentage successfully complete the FDA or comparable foreign regulatory authorities approval processes and are commercialized. The lengthy approval or marketing authorization process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval or marketing authorization to market our product candidates, which would significantly harm our business, financial condition, results of operations and prospects.

        Even if we eventually complete clinical testing and receive approval of a new drug application, or NDA, or foreign marketing application for our product candidates, the FDA or the comparable foreign regulatory authorities may grant approval or other marketing authorization contingent on the performance of costly additional clinical trials, including post-market clinical trials. The FDA or the comparable foreign regulatory authorities also may approve or authorize for marketing a product candidate for a more limited indication or patient population than we originally request, and the FDA or comparable foreign regulatory authorities may not approve or authorize the labeling that we believe is necessary or desirable for the successful commercialization of a product candidate. Any delay in obtaining, or inability to obtain, applicable regulatory approval or other marketing authorization would delay or prevent commercialization of that product candidate and would adversely impact our business and prospects.

        In addition, the FDA or comparable foreign regulatory authorities may change their policies, adopt additional regulations or revise existing regulations or take other actions, which may prevent or delay approval of our future product candidates under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain approvals, increase the costs of compliance or restrict our ability to maintain any marketing authorizations we may have obtained.

        Furthermore, even if we obtain regulatory approval for our product candidates, we will still need to develop a commercial organization, establish a commercially viable pricing structure and obtain approval for coverage and adequate reimbursement from third-party and government payors, including government health administration authorities. If we are unable to successfully commercialize our product candidates, we may not be able to generate sufficient revenue to continue our business.

         The development of additional product candidates is risky and uncertain, and we can provide no assurances that we will be able to replicate our approach to drug development for other disease indications.

        Efforts to identify, acquire or in-license, and then develop, product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Our efforts may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development, approved products or commercial revenues for many reasons, including the following:

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  the methodology used may not be successful in identifying potential product candidates;

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  competitors may develop alternatives that render any product candidates we develop obsolete;

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  any product candidates we develop may be covered by third parties' patents or other exclusive rights;

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  a product candidate may be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

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  a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

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  a product candidate may not be accepted as safe and effective by physicians, patients, the medical community or third-party payors.

        We have limited financial and management resources and, as a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater market potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial drugs or profitable market opportunities. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in circumstances under which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. In addition, we may not be successful in replicating our approach to drug development for other disease indications. If we are unsuccessful in identifying and developing additional product candidates or are unable to do so, our business may be harmed.

         Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials and we cannot assure you that any ongoing, planned or future clinical trials will lead to results sufficient for the necessary regulatory approvals.

        Success in preclinical testing and earlier clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Preclinical studies and Phase 1 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in preclinical studies and earlier clinical trials does not ensure that later efficacy trials will be successful, nor does it predict final results. Our product candidates may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through earlier clinical trials.

        In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. As an organization, we have limited experience designing clinical trials and may be unable to design and execute a clinical trial to support regulatory approval. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including changes in regulatory policy during the period of our product candidate development. Any such delays could negatively impact our business, financial condition, results of operations and prospects.

         Clinical drug development involves a lengthy and expensive process. We may incur additional costs and encounter substantial delays or difficulties in our clinical trials.

        We may not commercialize, market, promote or sell any product candidate without obtaining marketing approval from the FDA or other comparable regulatory authority, and we may never receive such approvals. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans and will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. For example, we intend to conduct an additional Phase 1 clinical trial of AT-007 for the treatment of galactosemia in a pediatric population upon successful completion of the planned Phase 1 clinical trial in adults. Successful completion of the trial in adults may take longer than we expect, and the FDA may express additional concerns or require additional trials in adults, which may delay our clinical development plans for AT-007.

        A failure of one or more clinical trials can occur at any stage of testing. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

        We may experience numerous unforeseen events prior to, during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including the following:

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  delays in reaching a consensus with regulatory authorities on the design or implementation of our clinical trials;

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  regulators or institutional review boards, or IRBs, may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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  delays in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites;

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  the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, participants may drop out of these clinical trials at a higher rate than we anticipate or fail to return for post-treatment follow-up or we may fail to recruit suitable patients to participate in a trial;

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  clinical trials of our product candidates may produce negative or inconclusive results;

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  imposition of a clinical hold by regulatory authorities as a result of a serious adverse event, concerns with a class of product candidates or after an inspection of our clinical trial operations, trial sites or manufacturing facilities;

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  occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

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  changes in regulatory requirements and guidance that require amending or submitting new clinical protocols; or

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  we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs.

        Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenue from future drug sales or other sources. In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional testing to bridge our modified product candidate to earlier versions. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our product candidates, if approved, or allow our competitors to bring competing drugs to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business, financial condition, results of operations and prospects.

        Additionally, if the results of our clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with our product candidates, we may:

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  be delayed in obtaining marketing approval, or not obtain marketing approval at all;

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  obtain approval for indications or patient populations that are not as broad as intended or desired;

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  obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

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  be subject to additional post-marketing testing requirements;

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  be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

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  have regulatory authorities withdraw, or suspend, their approval of the drug or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy, or REMS;

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  be subject to the addition of labeling statements, such as warnings or contraindications;

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  be sued; or

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  experience damage to our reputation.

        Our product development costs will also increase if we experience delays in testing or obtaining marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, need to be restructured or be completed on schedule, if at all.

        Further, we, the FDA or an IRB may suspend our clinical trials at any time if it appears that we or our collaborators are failing to conduct a trial in accordance with regulatory requirements, including the FDA's current Good Clinical Practice, or GCP, regulations, that we are exposing participants to unacceptable health risks, or if the FDA finds deficiencies in our investigational new drug applications, or INDs, or the conduct of these trials. Therefore, we cannot predict with any certainty the schedule for commencement and completion of future clinical trials. If we experience delays in the commencement or completion of our clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of our product candidates could be negatively impacted, and our ability to generate revenues from our product candidates may be delayed.

         All of our current product candidates that have proceeded to clinical trials target inhibition of aldose reductase. There can be no assurance that aldose reductase inhibitors will ever receive regulatory approval.

        All of our current product candidates that have proceeded to clinical trials target inhibition of the aldose reductase enzyme. There are no currently approved aldose reductase inhibitors on the market outside Japan, India and China, and there can be no assurance that aldose reductase inhibitors will ever receive regulatory approval. Prior attempts to inhibit this enzyme were hindered by nonselective, nonspecific inhibition, which resulted in limited efficacy and significant off-target safety effects. Our current product candidates, including AT-001, AT-003 and AT-007, may face similar or different challenges that prevent their successful commercialization.

         We may not be able to obtain or maintain rare pediatric disease designation or exclusivity for our product candidates, which could limit the potential profitability of our product candidates.

        We may seek rare pediatric disease designation from the FDA for AT-007 for the treatment of galactosemia. For the purposes of this program, a "rare pediatric disease" is a serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years or a rare disease or conditions within the meaning of the Orphan Drug Act. Under the FDA's rare pediatric disease priority review voucher, or RPD-PRV, program, upon the approval of an NDA for the treatment of a rare pediatric disease, the sponsor of such application would be eligible for an RPD-PRV that can be used to obtain priority review for a subsequent NDA. The sponsor of the application may transfer (including by sale) the RPD-PRV to another sponsor. The voucher may be further transferred any number of times before the voucher is used, as long as the sponsor making the transfer has not yet submitted the application. Congress has extended the RPD-PRV program until September 30, 2020, with potential for vouchers to be granted until 2022. This program has been subject to criticism, including by the FDA, and it is possible that even if we obtain approval for AT-007 for the treatment of galactosemia and qualify for a RPD-PRV, the program may no longer be in effect at the time of approval. Also, although priority review vouchers may be sold or transferred to third parties, there is no guaranty that we will be able to realize any value if we were to sell a priority review voucher.

         A breakthrough therapy designation by the FDA for a product candidate may not lead to a faster development or regulatory review or approval process, and it would not increase the likelihood that the product candidate will receive marketing approval.

        We may seek a breakthrough therapy designation for one or more product candidates. A breakthrough therapy is defined as a product candidate that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Product candidates designated as breakthrough therapies by the FDA are also eligible for priority review if supported by clinical data at the time of the submission of the NDA.

        Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe that one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to product candidates considered for approval under conventional FDA procedures and it would not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the product candidate no longer meets the conditions for qualification or it may decide that the time period for FDA review or approval will not be shortened.

         We may seek fast track designation from the FDA for AT-001 for DbCM. Even if granted, fast track designation may not actually lead to a faster development, regulatory review or approval process.

        If a product candidate is intended for the treatment of a serious or life-threatening condition and demonstrates the potential to address unmet needs for this condition, the sponsor may apply for FDA fast track designation. If fast track designation is obtained, the FDA may prioritize interactions with the sponsor concerning the designated development program and initiate review of sections of an NDA before the application is complete, known as "rolling review." Fast track designation would not ensure that we would experience a faster development, regulatory review or approval process compared to conventional FDA procedures or that we would ultimately obtain regulatory approval. Additionally, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

         We intend to seek approval from the FDA through the use of accelerated registration pathways. If we are unable to obtain approval under an accelerated pathway, we may be required to conduct additional preclinical studies or clinical trials, which could increase the expense of obtaining, reduce the likelihood of obtaining and/or delay the timing of obtaining, necessary marketing approvals. Even if we receive approval from the FDA to utilize an accelerated registration pathway, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw accelerated approval.

        We intend to seek an accelerated approval development pathway for our product candidates. Under the accelerated approval provisions of the Federal Food, Drug, and Cosmetic Act, or the FDCA, and the FDA's implementing regulations, the FDA may grant accelerated approval to a product designed to treat a serious or life-threatening condition that provides meaningful therapeutic advantage over available therapies and demonstrates an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval development pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is contingent on the sponsor's agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug's clinical profile or risks and benefits for accelerated approval. The FDA may require that any such confirmatory studies be initiated or substantially underway prior to the submission of an application for accelerated approval. If such post-approval studies fail to confirm the drug's clinical profile or risks and benefits, the FDA may withdraw its approval of the drug. Because we are still in early stages of our clinical trials, we can provide no assurances that our biomarker-based approach will be successful in demonstrating a causal link to the relevant outcomes we are evaluating. If our approach is not successful, we may be required to conduct longer clinical trials.

        If we choose to pursue accelerated approval, we intend to seek feedback from the FDA or will otherwise evaluate our ability to seek and receive such accelerated approval. There can be no assurance that, after our evaluation of the feedback from the FDA or other factors, we will decide to pursue or submit an NDA for accelerated approval or any other form of expedited development, review or approval. Furthermore, even if we submit an application for accelerated approval, there can be no assurance that the application will be accepted or that approval will be granted on a timely basis, or at all. The FDA also could require us to conduct further studies or trials prior to considering our application or granting approval of any type. We might not be able to fulfill the FDA's requirements in a timely manner, which would cause delays, or approval might not be granted because our submission is deemed incomplete by the FDA. A failure to obtain accelerated approval or any other form of expedited development, review or approval for a product candidate would result in a longer time period to commercialize such product candidate, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.

        Even if we receive accelerated approval from the FDA, we will be subject to rigorous post-marketing requirements, including the completion of confirmatory post-market clinical trial(s) to verify the clinical benefit of the product, and submission to the FDA of all promotional materials prior to their dissemination. The FDA could seek to withdraw accelerated approval for multiple reasons, including if we fail to conduct any required post-market study with due diligence, a post-market study does not confirm the predicted clinical benefit, other evidence shows that the product is not safe or effective under the conditions of use, or we disseminate promotional materials that are found by the FDA to be false or misleading.

        A failure to obtain accelerated approval or any other form of expedited development, review or approval for a product candidate that we may choose to develop would result in a longer time period prior to commercializing such product candidate, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.

         Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be delayed, made more difficult or rendered impossible by multiple factors outside our control.

        Identifying and qualifying patients to participate in our clinical trials is critical to our success. We may encounter difficulties in enrolling patients in our clinical trials, thereby delaying or preventing development and approval of our product candidates. Even once enrolled, we may be unable to retain a sufficient number of patients to complete any of our trials. Patient enrollment and retention in clinical trials depends on many factors, including the size of the patient population, the nature of the trial protocol, the existing body of safety and efficacy data, the number and nature of competing treatments and ongoing clinical trials of competing therapies for the same indication, the proximity of patients to clinical sites and the eligibility criteria for the trial. Because our focus includes rare disorders, there are limited patient pools from which to draw in order to complete our clinical trials in a timely and cost-effective manner.

        For example, upon successful completion of the planned Phase 1 clinical trial in adults, we intend to conduct an additional Phase 1 clinical trial of AT-007 for the treatment of galactosemia in a pediatric population. We are doing this in order to obtain efficacy data on patients representing the most vulnerable subset of our intended population. Such patients may be difficult to enroll in this trial, and the lack of data on these patients may negatively impact the approvability or labeling of galactosemia. Likewise, enrollment of our clinical trials could take significantly longer than projected, which would delay any potential approval of AT-007. Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining enrollment of such patients in our clinical trials.

        Our efforts to build relationships with patient communities may not succeed, which could result in delays in patient enrollment in our clinical trials. Any negative results we may report in clinical trials of our product candidates may make it difficult or impossible to recruit and retain patients in other clinical trials of that same product candidate. Delays or failures in planned patient enrollment or retention may result in increased costs, program delays or both, which could have a harmful effect on our ability to develop our product candidates or could render further development impossible. In addition, we may rely on CROs and clinical trial sites to ensure proper and timely conduct of our future clinical trials and, while we intend to enter into agreements governing their services, we will be limited in our ability to ensure their actual performance.

         Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences following any potential marketing approval.

        During the conduct of clinical trials, patients report changes in their health, including illnesses, injuries and discomforts, to their doctor. Often, it is not possible to determine whether or not the product candidate being studied caused these conditions. Regulatory authorities may draw different conclusions or require additional testing to confirm these determinations, if they occur.

        In addition, it is possible that as we test our product candidates in larger, longer and more extensive clinical trials, or as use of these product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by subjects or patients. Many times, side effects are only detectable after investigational drugs are tested in large-scale pivotal trials or, in some cases, after they are made available to patients on a commercial scale after approval. If additional clinical experience indicates that any of our product candidates have side effects or cause serious or life-threatening side effects, the development of the product candidate may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked, which would harm our business, prospects, operating results and financial condition.

         Interim, "top-line" and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

        From time to time, we may publish interim, "top-line" or preliminary data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or "top-line" data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Differences between preliminary or interim data and final data could significantly harm our business prospects and may cause the trading price of our common stock to fluctuate significantly.

         The incidence and prevalence for target patient populations of our product candidates have not been established with precision. If the market opportunities for our product candidates are smaller than we believe they are or any approval we obtain is based on a narrower definition of the patient population, our business may suffer.

        We currently focus our drug development on product candidates for the treatment of diseases with high unmet medical need. Our eligible patient population and pricing estimates may differ significantly from the actual market addressable by our product candidates. Our estimates of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are based on our beliefs and analyses. These estimates have been derived from a variety of sources, including the scientific literature, patient foundations or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of the diseases we are targeting. The number of patients may turn out to be lower than expected. Likewise, the potentially addressable patient population for each of our product candidates may be limited or may not be receptive to treatment with our product candidates, and new patients may become increasingly difficult to identify or access. If the market opportunities for our product candidates are smaller than we estimate, we may not be able to achieve our forecast revenue, which could hinder our business plan and adversely affect our business and results of operations.

         We face substantial competition, which may result in others developing or commercializing drugs before or more successfully than us.

        The development and commercialization of new drugs is highly competitive. We face potential competition with respect to our current product candidates and will face competition with respect to any other product candidates that we may seek to develop or commercialize in the future from pharmaceutical and biotechnology companies, academic institutions, government agencies and other public and private research institutions.

        Our competitors may have an advantage over us due to their greater size, resources and institutional experience. In particular, these companies have greater experience and expertise in securing reimbursement, government contracts and relationships with key opinion leaders, conducting testing and clinical trials, obtaining and maintaining regulatory approvals and distribution relationships to market products and marketing approved drugs. These companies also have significantly greater research and marketing capabilities than we do. If we are not able to compete effectively against existing and potential competitors, our business and financial condition may be harmed.

        As a result of these factors, our competitors may obtain regulatory approval of their drugs before we are able to, which may limit our ability to develop or commercialize our product candidates. Our competitors may also develop therapies that are safer, more effective, more widely accepted or less expensive than ours, and may also be more successful than we are in manufacturing and marketing their drugs. These advantages could render our product candidates obsolete or non-competitive before we can recover the costs of such product candidates' development and commercialization.

        Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

         We may explore strategic collaborations that may never materialize or we may be required to relinquish important rights to and control over the development and commercialization of our product candidates to any future collaborators.

        Over time, our business strategy includes acquiring or in-licensing additional product candidates for treatments of diseases with high unmet medical need. As a result, we intend to periodically explore a variety of possible strategic collaborations in an effort to gain access to additional product candidates or resources. These strategic collaborations may include partnerships with large strategic partners, particularly for the development of DPN treatments using AT-001. At the current time however, we cannot predict what form such a strategic collaboration might take. We are likely to face significant competition in seeking appropriate strategic collaborators, and strategic collaborations can be complicated and time consuming to negotiate and document. We may not be able to negotiate strategic collaborations on acceptable terms, or at all. We are unable to predict when, if ever, we will enter into any strategic collaborations because of the numerous risks and uncertainties associated with establishing them.

        Future collaborations could subject us to a number of risks, including:

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  we may be required to undertake the expenditure of substantial operational, financial and management resources;

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  we may be required to issue equity securities that would dilute our stockholders' percentage ownership of our company;

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  we may be required to assume substantial actual or contingent liabilities;

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  we may not be able to control the amount and timing of resources that our strategic collaborators devote to the development or commercialization of our product candidates;

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  strategic collaborators may select indications or design clinical trials in a way that may be less successful than if we were doing so;

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  strategic collaborators may delay clinical trials, provide insufficient funding, terminate a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new version of a product candidate for clinical testing;

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  strategic collaborators may not pursue further development and commercialization of products resulting from the strategic collaboration arrangement or may elect to discontinue research and development programs;

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  strategic collaborators may not commit adequate resources to the marketing and distribution of our product candidates, limiting our potential revenues from these products;

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  disputes may arise between us and our strategic collaborators that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management's attention and consumes resources;

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  strategic collaborators may experience financial difficulties;

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  strategic collaborators may not properly maintain, enforce or defend our intellectual property rights or may use our proprietary information in a manner that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

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  business combinations or significant changes in a strategic collaborator's business strategy may adversely affect a strategic collaborator's willingness or ability to complete its obligations under any arrangement;

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  strategic collaborators could decide to move forward with a competing product candidate developed either independently or in collaboration with others, including our competitors; and

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  strategic collaborators could terminate the arrangement or allow it to expire, which would delay the development and may increase the cost of developing our product candidates.

         Even if any product candidates receive marketing approval, they may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success.

        Even if any product candidates receive marketing approval, they may fail to gain market acceptance by physicians, patients, third-party payors and others in the medical community. If such product candidates do not achieve an adequate level of acceptance, we may not generate significant drug revenue and may not become profitable. The degree of market acceptance of any product candidate, if approved for commercial sale, will depend on a number of factors, including but not limited to:

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  the convenience and ease of administration compared to alternative treatments and therapies;

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  the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

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  the efficacy and potential advantages compared to alternative treatments and therapies;

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  the effectiveness of sales and marketing efforts;

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  the strength of our relationships with patient communities;

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  the cost of treatment in relation to alternative treatments and therapies, including any similar generic treatments;

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  our ability to offer such drug for sale at competitive prices;

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  the strength of marketing and distribution support;

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  the availability of third-party coverage and adequate reimbursement;

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  the prevalence and severity of any side effects; and

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  any restrictions on the use of the drug together with other medications.

        Our efforts to educate physicians, patients, third-party payors and others in the medical community on the benefits of our product candidates may require significant resources and may never be successful. Such efforts may require more resources than are typically required due to the complexity and uniqueness of our product candidates. Because we expect sales of our product candidates, if approved, to generate substantially all of our revenues for the foreseeable future, the failure of our product candidates to find market acceptance would harm our business.

         Even if we obtain regulatory approvals for our product candidates, they will remain subject to ongoing regulatory oversight.

        Even if we obtain regulatory approvals for our product candidates, such approvals will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record keeping and submission of safety and other post-market information. Any regulatory approvals that we receive for our product candidates may also be subject to a REMS, limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 trials, and surveillance to monitor the quality, safety and efficacy of the drug. Such regulatory requirements may differ from country to country depending on where we have received regulatory approval.

        In addition, drug manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices, or cGMP, requirements and adherence to commitments made in the NDA or foreign marketing application. If we, or a regulatory authority, discover previously unknown problems with a drug, such as adverse events of unanticipated severity or frequency, or problems with the facility where the drug is manufactured or if a regulatory authority disagrees with the promotion, marketing or labeling of that drug, a regulatory authority may impose restrictions relative to that drug, the manufacturing facility or us, including requesting a recall or requiring withdrawal of the drug from the market or suspension of manufacturing.

        If we fail to comply with applicable regulatory requirements following approval of our product candidates, a regulatory authority may:

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  issue an untitled letter or warning letter asserting that we are in violation of the law;

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  seek an injunction or impose administrative, civil or criminal penalties or monetary fines;

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  suspend or withdraw regulatory approval;

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  suspend any ongoing clinical trials;

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  refuse to approve a pending NDA or comparable foreign marketing application or any supplements thereto submitted by us or our partners;

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  restrict the marketing or manufacturing of the drug;

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  seize or detain the drug or otherwise require the withdrawal of the drug from the market;

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  refuse to permit the import or export of product candidates; or

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  refuse to allow us to enter into supply contracts, including government contracts.

        Moreover, the FDA strictly regulates the promotional claims that may be made about drug products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product's approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant civil, criminal and administrative penalties.

        Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and harm our business, financial condition, results of operations and prospects.

        The FDA's and other regulatory authorities' policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. For example, in December 2016, the 21st Century Cures Act, or Cures Act, was signed into law. The Cures Act, among other things, is intended to modernize the regulation of drugs and to spur innovation, but its ultimate implementation is unclear. If we are not able to maintain regulatory compliance with the Cures Act, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

        In addition, we cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the Trump administration may impact our business and industry. Namely, the Trump administration has taken several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA's ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these executive actions, including the executive orders, will be implemented and the extent to which they will affect the FDA's ability to exercise its regulatory authority. If these executive actions impose constraints on the FDA's ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

         If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be successful in commercializing them, if and when they are approved.

        To successfully commercialize any product candidate that may result from our development programs, we will need to build out our sales and marketing capabilities, either on our own or with others. The establishment and development of our own commercial team or the establishment of a contract sales force to market any product candidate we may develop will be expensive and time-consuming and could delay any drug launch. Moreover, we cannot be certain that we will be able to successfully develop this capability. We may seek to enter into collaborations with other entities to utilize their established marketing and distribution capabilities, but we may be unable to enter into such agreements on favorable terms, if at all. If any current or future collaborators do not commit sufficient resources to commercialize our product candidates, or we are unable to develop the necessary capabilities on our own, we may be unable to generate sufficient revenue to sustain our business. We compete with many companies that currently have extensive, experienced and well-funded marketing and sales operations to recruit, hire, train and retain marketing and sales personnel. We will likely also face competition if we seek third parties to assist us with the sales and marketing efforts of our product candidates. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

         Even if we obtain and maintain approval for our product candidates from the FDA, we may never obtain approval outside the United States, which would limit our market opportunities.

        Approval of a product candidate in the United States by the FDA does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. Sales of our product candidates outside the United States will be subject to foreign regulatory requirements governing clinical trials and marketing approval. Even if the FDA grants marketing approval for a product candidate, comparable foreign regulatory authorities also must approve the manufacturing and marketing of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and more onerous than, those in the United States, including additional preclinical studies or clinical trials. In many countries outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that we intend to charge for any product candidates, if approved, is also subject to approval. Obtaining approval for our product candidates in the European Union from the European Commission following the opinion of the European Medicines Agency, or the EMA, if we choose to submit a marketing authorization application there, would be a lengthy and expensive process. Even if a product candidate is approved, the EMA may limit the indications for which the drug may be marketed, require extensive warnings on the drug labeling or require expensive and time-consuming additional clinical trials or reporting as conditions of approval. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our product candidates in certain countries.

        Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Also, regulatory approval for our product candidates may be withdrawn. If we fail to comply with the applicable regulatory requirements, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed and our business, financial condition, results of operations and prospects could be harmed.

         If we commercialize our product candidates outside the United States, a variety of risks associated with international operations could harm our business.

        We intend to seek approval to market our product candidates outside the United States, and may do so for future product candidates. If we market approved products outside the United States, we expect that we will be subject to additional risks in commercialization, including:

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  different regulatory requirements for approval of therapies in foreign countries;

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  reduced protection for intellectual property rights;

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  unexpected changes in tariffs, trade barriers and regulatory requirements;

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  economic weakness, including inflation, or political instability in particular foreign economies and markets;

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  compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

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  foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

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  foreign reimbursement, pricing and insurance regimes;

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  workforce uncertainty in countries where labor unrest is more common than in the United States;

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  production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

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  business interruptions resulting from geopolitical actions, including war and terrorism or natural disasters including earthquakes, typhoons, floods and fires.

        We have no prior experience in these areas. In addition, there are complex regulatory, tax, labor and other legal requirements imposed by many of the individual countries in which we may operate, with which we will need to comply. Many biopharmaceutical companies have found the process of marketing their products in foreign countries to be challenging.

         Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any product candidate that we may develop.

        We face an inherent risk of product liability exposure related to the testing of our product candidates in clinical trials and may face an even greater risk if we commercialize any product candidate that we may develop. If we cannot successfully defend ourselves against claims that any such product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

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  decreased demand for any product candidate that we may develop;

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  loss of revenue;

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  substantial monetary awards to trial participants or patients;

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  significant time and costs to defend the related litigation;

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  withdrawal of clinical trial participants;

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  increased insurance costs;

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  the inability to commercialize any product candidate that we may develop; and

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  injury to our reputation and significant negative media attention.

        Any such outcomes could negatively impact our business, financial condition, results of operations and prospects.

         Our insurance policies may be inadequate and potentially expose us to unrecoverable risks.

        Although we maintain product liability insurance coverage, such insurance may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage each time we commence a clinical trial and if we successfully commercialize any product candidate. Insurance availability, coverage terms and pricing continue to vary with market conditions. We endeavor to obtain appropriate insurance coverage for insurable risks that we identify; however, we may fail to correctly anticipate or quantify insurable risks, we may not be able to obtain appropriate insurance coverage and insurers may not respond as we intend to cover insurable events that may occur. We have observed rapidly changing conditions in the insurance markets relating to nearly all areas of traditional corporate insurance. Such conditions have resulted in higher premium costs, higher policy deductibles, and lower coverage limits. For some risks, we may not have or maintain insurance coverage because of cost or availability.

Risks Related to Regulatory Compliance

         Our relationships with customers, physicians, and third-party payors are subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws, and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

        Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors subject us to various federal and state fraud and abuse laws and other healthcare laws, including, without limitation, the federal Anti-Kickback Statute, the federal civil and criminal false claims laws and the law commonly referred to as the Physician Payments Sunshine Act and regulations. For additional information on the healthcare laws and regulations that we may be subject to, see "Business—Government Regulation and Product Approval."

        Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in government-funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, contractual damages, reputational harm and the curtailment or restructuring of our operations.

        If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government-funded healthcare programs. Even if resolved in our favor, litigation or other legal proceedings relating to healthcare laws and regulations may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development, manufacturing, sales, marketing or distribution activities. Uncertainties resulting from the initiation and continuation of litigation or other proceedings relating to applicable healthcare laws and regulations could have an adverse effect on our ability to compete in the marketplace.

         Coverage and adequate reimbursement may not be available for our product candidates, which could make it difficult for us to sell profitably, if approved.

        Market acceptance and sales of any product candidates that we commercialize, if approved, will depend in part on the extent to which reimbursement for these drugs and related treatments will be available from third-party payors, including government health administration authorities, managed care organizations and other private health insurers. Third-party payors decide which therapies they will pay for and establish reimbursement levels. While no uniform policy for coverage and reimbursement exists in the United States, third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for any product candidates that we develop will be made on a payor-by-payor basis. Therefore, one payor's determination to provide coverage for a drug does not assure that other payors will also provide coverage, and adequate reimbursement, for the drug. Additionally, a third-party payor's decision to provide coverage for a therapy does not imply that an adequate reimbursement rate will be approved. Each payor determines whether or not it will provide coverage for a therapy, what amount it will pay the manufacturer for the therapy, and on what tier of its formulary it will be placed. The position on a payor's list of covered drugs, or formulary, generally determines the co-payment that a patient will need to make to obtain the therapy and can strongly influence the adoption of such therapy by patients and physicians. Patients who are prescribed treatments for their conditions and providers prescribing such services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products.

        Third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that coverage and reimbursement will be available for any drug that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Inadequate coverage and reimbursement may impact the demand for, or the price of, any drug for which we obtain marketing approval. If coverage and adequate reimbursement are not available, or are available only at limited levels, we may not be able to successfully commercialize any product candidates that we develop.

         Healthcare legislative reform measures may have a negative impact on our business and results of operations.

        In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. Cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

        Further, in March 2010, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or, collectively, the PPACA, was passed, which substantially changed the way healthcare is financed by both governmental and private payors in the United States. Some of the provisions of the PPACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the PPACA. For example, the Tax Act includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, which is commonly referred to as the "individual mandate." Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain PPACA-mandated fees, including the so-called "Cadillac" tax on certain high-cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amended the PPACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the "donut hole." In July 2018, CMS published a final rule permitting further collections and payments to and from certain PPACA-qualified health plans and health insurance issuers under the PPACA adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or Texas District Court Judge, ruled that the individual mandate is a critical and inseverable feature of the PPACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the PPACA are invalid as well. While the Texas District Court Judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the PPACA will impact the PPACA. Congress may consider additional legislation to repeal or repeal and replace other elements of the PPACA. We continue to evaluate the effect that the PPACA and its possible repeal and replacement have on our business.

        Other legislative changes have been proposed and adopted since the PPACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013, and due to subsequent legislative amendments to the statute, including the BBA, which will remain in effect through 2027 unless additional Congressional action is taken. The American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

        Additional changes that may affect our business include the expansion of new programs such as Medicare payment for performance initiatives for physicians under the Medicare Access and CHIP Reauthorization Act of 2015, which will be fully implemented in 2019. At this time, it is unclear how the introduction of the Medicare quality payment program will impact overall physician reimbursement.

        Further, in the United States there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under government payor programs, and review the relationship between pricing and manufacturer patient programs. While some of the proposed measures will require authorization through additional legislation to become effective, the U.S. Congress and the Trump administration have indicated that they will continue to seek new legislative and/or administrative measures to control drug costs. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our current or any future product candidates or additional pricing pressures. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States or any other jurisdiction. If we or any third parties we may engage are slow or unable to adapt to changes in existing or new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our current or any future product candidates we may develop may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

        Further, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017, or the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

        We expect that these and other healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved drug, which could have an adverse effect on demand for our product candidates. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products. For additional information on healthcare reform, see "Business—Government Regulation and Product Approval."

Risks Related to Our Dependence on Third Parties

         We intend to rely on third parties to produce clinical and commercial supplies of our product candidates.

        We do not own or operate facilities for drug manufacturing, storage and distribution, or testing. We are dependent on third parties to manufacture the clinical supplies of our current and any future product candidates. The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA pursuant to inspections that will be conducted after we submit our NDA to the FDA. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the cGMP requirements, for manufacture of both active drug substance and finished drug product. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, we will not be able to secure and/or maintain regulatory approval for our product candidates. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Any significant delay in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates.

        We also intend to rely on third-party manufacturers to supply us with sufficient quantities of our product candidates to be used, if approved, for commercialization. We do not yet have a commercial supply agreement for commercial quantities of drug substance or drug product. If we are not able to meet market demand for any approved product, it would negatively impact our ability to generate revenue, harm our reputation, and could have an adverse effect on our business and financial condition.

        Further, our reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates ourselves, including:

  •
  inability to meet our product specifications and quality requirements consistently;

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  delay or inability to procure or expand sufficient manufacturing capacity;

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  issues related to scale-up of manufacturing;

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  costs and validation of new equipment and facilities required for scale-up;

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  our third-party manufacturers may not be able to execute our manufacturing procedures and other logistical support requirements appropriately;

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  our third-party manufacturers may fail to comply with cGMP requirements and other inspections by the FDA or other comparable regulatory authorities;

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  our inability to negotiate manufacturing agreements with third parties under commercially reasonable terms, if at all;

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  breach, termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us;

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  reliance on single sources for drug components;

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  lack of qualified backup suppliers for those components that are currently purchased from a sole or single-source supplier;

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  our third-party manufacturers may not devote sufficient resources to our product candidates;

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  we may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our product candidates;

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  operations of our third-party manufacturers or suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier; and

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  carrier disruptions or increased costs that are beyond our control.

        In addition, if we enter into a strategic collaboration with a third party for the commercialization of our current or any future product candidates, we will not be able to control the amount of time or resources that they devote to such efforts. If any strategic collaborator does not commit adequate resources to the marketing and distribution of our product candidates, it could limit our potential revenues.

        Any of these events could lead to clinical trial delays or failure to obtain regulatory approval, or impact our ability to successfully commercialize our current or any future product candidates once approved. Some of these events could be the basis for FDA action, including injunction, request for recall, seizure, or total or partial suspension of production.

         Our business involves the use of hazardous materials and we and our third-party manufacturers and suppliers must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how we do, or interrupt our, business.

        Our research and development activities and our third-party manufacturers' and suppliers' activities involve the generation, storage, use and disposal of hazardous materials, including the components of our product candidates and other hazardous compounds and wastes. We and our manufacturers and suppliers are subject to environmental, health and safety laws and regulations governing, among other matters, the use, manufacture, generation, storage, handling, transportation, discharge and disposal of these hazardous materials and wastes and worker health and safety. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers' facilities pending their use and disposal. We cannot eliminate the risk of contamination or injury, which could result in an interruption of our commercialization efforts, research and development efforts and business operations, damages and significant cleanup costs and liabilities under applicable environmental, health and safety laws and regulations. We also cannot guarantee that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials and wastes generally comply with the standards prescribed by these laws and regulations. We may be held liable for any resulting damages costs or liabilities, which could exceed our resources, and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental, health and safety laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. Failure to comply with these environmental, health and safety laws and regulations may result in substantial fines, penalties or other sanctions. We do not currently carry hazardous waste insurance coverage.

         We rely on third parties to conduct, supervise and monitor our preclinical studies and clinical trials, and if those third parties perform in an unsatisfactory manner, it may harm our business.

        We do not currently have the ability to independently conduct any clinical trials. We intend to rely on CROs and clinical trial sites to ensure the proper and timely conduct of our preclinical studies and clinical trials, and we expect to have limited influence over their actual performance. We rely upon CROs to monitor and manage data for our clinical programs, as well as the execution of future preclinical studies. We expect to control only certain aspects of our CROs' activities. Nevertheless, we will be responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

        We and our CROs are required to comply with the good laboratory practices, or GLPs, and GCPs, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities in the form of International Conference on Harmonization guidelines for any of our product candidates that are in preclinical and clinical development. The regulatory authorities enforce GCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. Although we rely on CROs to conduct GCP-compliant clinical trials, we remain responsible for ensuring that each of our GLP preclinical studies and clinical trials is conducted in accordance with its investigational plan and protocol and applicable laws and regulations. If we or our CROs fail to comply with GCPs, the clinical data generated in our clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. Accordingly, if our CROs fail to comply with these regulations or fail to recruit a sufficient number of subjects, we may be required to repeat clinical trials, which would delay the regulatory approval process.

        Our reliance on third parties to conduct clinical trials will result in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with CROs and other third parties can be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Such parties may:

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  have staffing difficulties;

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  fail to comply with contractual obligations;

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  experience regulatory compliance issues; or

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  undergo changes in priorities or become financially distressed.

        These factors may adversely affect the willingness or ability of third parties to conduct our clinical trials and may subject us to unexpected cost increases that are beyond our control. If our CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or fail to comply with regulatory requirements, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for any other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, any product candidate that we develop. As a result, our financial results and the commercial prospects for any product candidate that we develop would be harmed, our costs could increase, and our ability to generate revenue could be delayed. While we will have agreements governing their activities, our CROs will not be our employees, and we will not control whether or not they devote sufficient time and resources to our future clinical and preclinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials, or other drug development activities which could harm our business. We face the risk of potential unauthorized disclosure or misappropriation of our intellectual property by CROs, which may reduce our trade secret protection and allow our potential competitors to access and exploit our proprietary technology.

        If our relationship with any of these CROs terminates, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. Switching or adding additional CROs involves substantial cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can negatively impact our ability to meet our desired clinical development timelines. While we intend to carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a negative impact on our business, financial condition and prospects.

        In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the trial. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of marketing approval of our product candidates.

Risks Related to Our Intellectual Property

         Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues. If we breach our license agreement with Columbia University or any of the other agreements under which we acquired, or will acquire, the intellectual property rights to our product candidates, we could lose the ability to continue the development and commercialization of the related product.

        The licensing of intellectual property is of critical importance to our business and to our current and future product candidates, and we expect to enter into additional such agreements in the future. In particular, our current product candidates AT-001, AT-003 and AT-007 are dependent on our license agreement with The Trustees of Columbia University in the City of New York, or Columbia University. Pursuant to the license agreement with Columbia University, or the 2016 Columbia Agreement, Columbia University granted us an exclusive license under two important patent families, and a nonexclusive license to certain know-how, owned by Columbia University to develop, manufacture or commercialize certain compounds, including AT-001, AT-003 and AT-007, for the diagnosis and treatment of human and animal diseases and conditions. The license grant is worldwide, with the exception of the patent family that covers AT-001 and AT-003. The license grant for the patent family that covers AT-001 and AT-003 excludes patent rights in China, Taiwan, Hong Kong and Macao, which Columbia University has exclusively licensed to a third-party. We cannot prevent Columbia University's third-party licensee from developing, manufacturing or commercializing certain compounds, including AT-001 and AT-003, but not including AT-007, in China, Taiwan, Hong Kong and Macao, and we cannot develop, manufacture or commercialize AT-001 or AT-003 in these countries, which could have a negative effect on our business.

        In addition, we do not have the right to control the preparation, filing, prosecution and maintenance of patents and patent applications covering the technology that we license under the 2016 Columbia Agreement. Therefore, we cannot always be certain that these patents and patent applications will be prepared, filed, prosecuted and maintained in a manner consistent with the best interests of our business. Although we have a right to have our comments considered in connection with the prosecution process, if Columbia University fails to prosecute and maintain such patents, or loses rights to those patents or patent applications as a result of its control of the prosecution activities, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our product candidates that are the subject of such licensed rights could be adversely affected.

        If we fail to meet our obligations under the 2016 Columbia Agreement in any material respect, and fail to cure such breach in a timely fashion, then Columbia University may terminate the 2016 Columbia Agreement. If the 2016 Columbia Agreement is terminated, and we lose our intellectual property rights under the 2016 Columbia Agreement, this may result in a complete termination of our product development and any commercialization efforts for AT-001, AT-003 and AT-007. While we would expect to exercise all rights and remedies available to us, including seeking to cure any breach by us, and otherwise seek to preserve our rights under the 2016 Columbia Agreement, we may not be able to do so in a timely manner, at an acceptable cost or at all. For more information on the 2016 Columbia Agreement, see the section titled "Business—Exclusive License Agreement with Columbia University."

        Furthermore, license agreements we enter into in the future may not provide exclusive rights to use intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in territories included in all of our licenses.

         If we are unable to obtain and maintain patent protection for our product candidates and technology, or if the scope of the patent protection obtained is not sufficiently broad or robust, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our product candidates and technology may be adversely affected.

        Our success depends, in large part, on our ability to obtain and maintain patent protection in the United States and other countries with respect to our product candidates and our technology. We and our licensors have sought, and intend to seek, to protect our proprietary position by filing patent applications in the United States and abroad related to our product candidates and our technology that are important to our business.

        The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or product candidates or which effectively prevent others from commercializing competitive technologies and product candidates. Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we or our licensors were the first to file a patent application relating to any particular aspect of a product candidate. Furthermore, if third parties have filed such patent applications, an interference proceeding in the United States can be initiated by such third party, or by the U.S. Patent and Trademark Office, or USPTO, itself, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications.

        The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

        We or our licensors have not pursued or maintained, and may not pursue or maintain in the future, patent protection for our product candidates in every country or territory in which we may sell our products, if approved. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from infringing our patents in all countries outside the United States, or from selling or importing products that infringe our patents in and into the United States or other jurisdictions.

        Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if the patent applications we license or own do issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us or otherwise provide us with any competitive advantage. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative products in a non-infringing manner.

        The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

        Furthermore, our owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. For example, the research resulting in certain of our owned and in-licensed patent rights and technology was funded in part by the U.S. government. As a result, the government may have certain rights, or march-in rights, to such patent rights and technology. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a nonexclusive license authorizing the government to use the invention for noncommercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations and prospects.

         Obtaining and maintaining our patent rights depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

        The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or patent applications will have to be paid to the USPTO and various government patent agencies outside the United States over the lifetime of our owned and licensed patents and/or applications and any patent rights we may own or license in the future. We rely on our service providers or our licensors to pay these fees. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and we are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, nonpayment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our products or technologies, we may not be able to stop a competitor from marketing products that are the same as or similar to our product candidates, which would have an adverse effect on our business. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market and this circumstance could harm our business.

        In addition, if we fail to apply for applicable patent term extensions or adjustments, we will have a more limited time during which we can enforce our granted patent rights. In addition, if we are responsible for patent prosecution and maintenance of patent rights in-licensed to us, any of the foregoing could expose us to liability to the applicable patent owner.

         Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

        Given the amount of time required for the development, testing and regulatory review of product candidates such as AT-001, AT-003 and AT-007, patents protecting such candidates might expire before or shortly after such candidates are commercialized. We expect to seek extensions of patent terms in the United States and, if available, in other countries where we have or will obtain patent rights. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, provided that the patent is not enforceable for more than 14 years from the date of drug approval, which is limited to the approved indication (or any additional indications approved during the period of extension). Furthermore, only one patent per approved product can be extended and only those claims covering the approved product, a method for using it or a method for manufacturing it may be extended. However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their drug earlier than might otherwise be the case.

         Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a negative impact on the success of our business.

        Our commercial success depends, in part, upon our ability and the ability of others with whom we may collaborate to develop, manufacture, market and sell our current and any future product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the proprietary rights and intellectual property of third parties. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our current and any future product candidates and technology, including interference proceedings, post grant review and inter partes review before the USPTO. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. There is a risk that third parties may choose to engage in litigation with us to enforce or to otherwise assert their patent rights against us. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could have a negative impact on our ability to commercialize our current and any future product candidates. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this is a high burden and requires us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Moreover, given the vast number of patents in our field of technology, we cannot be certain that we do not infringe existing patents or that we will not infringe patents that may be granted in the future. Other companies and research institutions have filed, and may file in the future, patent applications related to AR inhibitors and their therapeutic use. Some of these patent applications have already been allowed or issued, and others may issue in the future. While we may decide to initiate proceedings to challenge the validity of these or other patents in the future, we may be unsuccessful, and courts or patent offices in the United States and abroad could uphold the validity of any such patent. Furthermore, because patent applications can take many years to issue and may be confidential for 18 months or more after filing, and because pending patent claims can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use or sale of our product candidates. Regardless of when filed, we may fail to identify relevant third-party patents or patent applications, or we may incorrectly conclude that a third-party patent is invalid or not infringed by our product candidates or activities. If a patent holder believes that our product candidate infringes its patent, the patent holder may sue us even if we have received patent protection for our technology. Moreover, we may face patent infringement claims from nonpracticing entities that have no relevant drug revenue and against whom our own patent portfolio may thus have no deterrent effect. If a patent infringement suit were threatened or brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the drug or product candidate that is the subject of the actual or threatened suit.

        If we are found to infringe a third party's valid and enforceable intellectual property rights, we could be required to obtain a license from such third party to continue developing, manufacturing and marketing our product candidate(s) and technology. Under any such license, we would most likely be required to pay various types of fees, milestones, royalties or other amounts. Moreover, we may not be able to obtain any required license on commercially reasonable terms or at all.

        The licensing or acquisition of third-party intellectual property rights is a competitive area, and more established companies may also pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or product candidate, which could have an adverse effect on our business, financial condition, results of operations and prospects. Furthermore, even if we were able to obtain a license, it could be nonexclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or product candidate. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees, if we are found to have willfully infringed a patent or other intellectual property right. We may be required to indemnify collaborators or contractors against such claims. A finding of infringement could prevent us from manufacturing and commercializing our current or any future product candidates or force us to cease some or all of our business operations, which could harm our business. Even if we are successful in defending against such claims, litigation can be expensive and time-consuming and would divert management's attention from our core business. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our common stock.

        Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business, financial condition, results of operations and prospects.

         We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

        Certain of our employees, consultants or advisors are currently, or were previously, employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual's current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

        In addition, we may in the future be subject to claims by our former employees or consultants asserting an ownership right in our patents or patent applications, as a result of the work they performed on our behalf. Although it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own, and we cannot be certain that our agreements with such parties will be upheld in the face of a potential challenge or that they will not be breached, for which we may not have an adequate remedy. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.

         We may be involved in lawsuits to protect or enforce our patents, the patents of our licensors or our other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

        Competitors may infringe, misappropriate or otherwise violate our patents, the patents of our licensors or our other intellectual property rights. To counter infringement or unauthorized use, we may be required to file legal claims, which can be expensive and time-consuming and are likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our owned or licensed patents at risk of being invalidated or interpreted narrowly and could put our owned or licensed patent applications at risk of not issuing. The initiation of a claim against a third party might also cause the third party to bring counterclaims against us, such as claims asserting that our patent rights are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte reexaminations, inter partes review, post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is or will be no invalidating prior art, of which we and the patent examiner were unaware during prosecution. For the patents and patent applications that we have licensed, we may have limited or no right to participate in the defense of any licensed patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future product candidates. Such a loss of patent protection could harm our business.

        We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Our business could be harmed if in litigation the prevailing party does not offer us a license, or if the license offered as a result is not on commercially reasonable terms. Any litigation or other proceedings to enforce our intellectual property rights may fail, and even if successful, may result in substantial costs and distract our management and other employees.

        Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our common stock.

        We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating or from successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have an adverse effect on our ability to compete in the marketplace.

         Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our current and any future product candidates.

        Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The America Invents Act also includes a number of significant changes that affect the way patent applications are prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. However, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have an adverse effect on our business, financial condition, results of operations, and prospects.

        In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce patents that we own, have licensed or might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions, changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we own or have licensed or that we may obtain in the future.

         We may not be able to protect our intellectual property rights throughout the world, which could negatively impact our business.

        Filing, prosecuting and defending patents covering our current and any future product candidates in all countries throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we or our licensors have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we may obtain patent protection but where patent enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued or licensed patents, and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

        Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

        Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

         Reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

        Since we rely on third parties to help us discover, develop and manufacture our current and any future product candidates, or if we collaborate with third parties for the development, manufacturing or commercialization of our current or any future product candidates, we must, at times, share trade secrets with them. We may also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor's discovery of our trade secrets or other unauthorized use or disclosure could have an adverse effect on our business and results of operations.

        In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets. Despite our efforts to protect our trade secrets, we may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements. Moreover, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our confidential information or proprietary technology and processes. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. If any of the collaborators, scientific advisors, employees, contractors and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result. Moreover, if confidential information that is licensed or disclosed to us by our partners, collaborators, or others is inadvertently disclosed or subject to a breach or violation, we may be exposed to liability to the owner of that confidential information. Enforcing a claim that a third-party illegally or unlawfully obtained and is using our trade secrets, like patent litigation, is expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets.

         If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

        In addition to seeking patent and trademark protection for our product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect our trade secrets, in part, by entering into nondisclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees, advisors and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In addition, we may not be able to obtain adequate remedies for any such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

        Moreover, our competitors may independently develop knowledge, methods and know-how equivalent to our trade secrets. Competitors could purchase our products and replicate some or all of the competitive advantages we derive from our development efforts for technologies on which we do not have patent protection. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

        We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and detecting the disclosure or misappropriation of confidential information and enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any breach. In addition, our confidential information may otherwise become known or be independently discovered by competitors, in which case we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us.

         Any trademarks we may obtain may be infringed or successfully challenged, resulting in harm to our business.

        We expect to rely on trademarks as one means to distinguish any of our product candidates that are approved for marketing from the products of our competitors. We have not yet selected trademarks for our product candidates and have not yet begun the process of applying to register trademarks for our current or any future product candidates. Once we select trademarks and apply to register them, our trademark applications may not be approved. Third parties may oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Our competitors may infringe our trademarks, and we may not have adequate resources to enforce our trademarks.

        In addition, any proprietary name we propose to use with our current or any other product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of the potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable proprietary product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.

         Intellectual property rights do not necessarily address all potential threats to our business.

        The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business. The following examples are illustrative:

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  others may be able to make compounds or formulations that are similar to our product candidates but that are not covered by the claims of any patents, should they issue, that we own or license;

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  we or our licensors might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or license;

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  we or our licensors might not have been the first to file patent applications covering certain of our inventions;

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  others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

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  it is possible that our pending patent applications will not lead to issued patents;

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  issued patents that we own or license may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;

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  our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and then use the information learned from such activities to develop competitive drugs for sale in our major commercial markets;

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  we may not develop additional proprietary technologies that are patentable; and

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  the patents of others may have an adverse effect on our business.

Risks Related to Our Business Operations, Employee Matters and Managing Growth

         We are highly dependent on the services of our Chief Executive Officer and Chairman, Dr. Shoshana Shendelman, and our Chief Medical Officer, Dr. Riccardo Perfetti, and if we are not able to retain these members of our management team or recruit and retain additional management, clinical and scientific personnel, our business will be harmed.

        We are highly dependent on our Chief Executive Officer and Chairman, Dr. Shoshana Shendelman, and our Chief Medical Officer, Dr. Riccardo Perfetti. Each of them may currently terminate their employment with us at any time and will continue to be able to do so after the closing of this offering. The loss of the services of either of these persons could impede the achievement of our research, development and commercialization objectives.

        Recruiting and retaining other senior executives, qualified scientific and clinical personnel and, if we progress the development of any of our product candidates, commercialization, manufacturing and sales and marketing personnel, will be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize our product candidates. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high-quality personnel, our ability to pursue our growth strategy will be limited.

        Our future performance will also depend, in part, on our ability to successfully integrate newly hired executive officers into our management team and our ability to develop an effective working relationship among senior management. Our failure to integrate these individuals and create effective working relationships among them and other members of management could result in inefficiencies in the development and commercialization of our product candidates, harming future regulatory approvals, sales of our product candidates and our results of operations. Additionally, we do not currently maintain "key person" life insurance on the lives of our executives or any of our employees.

         We expect to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

        As of December 31, 2018, we had four full-time employees. As the clinical development of our product candidates progresses, we also expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of research, drug development, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

         Our internal computer systems, or those of our collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a significant disruption of our product development programs and our ability to operate our business effectively, and adversely affect our business and operating results.

        Our internal computer systems, cloud-based computing services and those of our current and any future collaborators and other contractors or consultants are vulnerable to damage or interruption from computer viruses, data corruption, cyber-based attacks, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Furthermore, federal, state and international laws and regulations, such as the European Union's General Data Protection Regulation, or the GDPR, which took effect in May 2018, can expose us to enforcement actions and investigations by regulatory authorities, and potentially result in regulatory penalties and significant legal liability, if our information technology security efforts fail. In addition, our software systems include cloud-based applications that are hosted by third-party service providers with security and information technology systems subject to similar risks. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed.

         Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

        We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with FDA regulations or the regulations applicable in other jurisdictions, provide accurate information to the FDA and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in government-funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, contractual damages, reputational harm and the curtailment or restructuring of our operations, any of which could have a negative impact on our business, financial condition, results of operations and prospects.

         Any future acquisitions or strategic collaborations may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities and/or subject us to other risks.

        From time to time, we may evaluate various acquisitions and strategic collaborations, including licensing or acquiring complementary drugs, intellectual property rights, technologies or businesses, as deemed appropriate to carry out our business plan. Any potential acquisition or strategic partnership may entail numerous risks, including:

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  increased operating expenses and cash requirements;

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  the assumption of additional indebtedness or contingent or unknown liabilities;

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  assimilation of operations, intellectual property and drugs of an acquired company, including difficulties associated with integrating new personnel;

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  the diversion of our management's attention from our existing drug programs and initiatives in pursuing such a strategic partnership, merger or acquisition;

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  retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

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  risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing drugs or product candidates and regulatory approvals; and

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  our inability to generate revenue from acquired technology and/or drugs sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

        In addition, if we engage in future acquisitions or strategic partnerships, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses, and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities, and this inability could impair our ability to grow or obtain access to technology or drugs that may be important to the development of our business.

Risks Related to This Offering and Ownership of Our Common Stock

         No public market for our common stock currently exists, and a public market may not develop or be liquid enough for you to sell your shares quickly or at market price.

        Prior to this offering, there has not been a public market for our common stock. If an active trading market for our common stock does not develop following this offering, you may not be able to sell your shares quickly or at the market price. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares of our common stock and may impair our ability to acquire other companies or technologies by using our common stock as consideration. The initial public offering price of our common stock will be determined by negotiations between us and representatives of the underwriters and may not be indicative of the market prices of our common stock that will prevail in the trading market.

         The market price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

        The market price of our common stock is likely to be volatile. The stock market in general and the market for biopharmaceutical and pharmaceutical companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. In addition to the factors discussed in this "Risk Factors" section and elsewhere in this prospectus, the market price for our common stock may be influenced by the following:

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  the commencement, enrollment or results of our planned or future clinical trials of our product candidates or those of our competitors;

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  the success of competitive drugs or therapies;

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  regulatory or legal developments in the United States and other countries;

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  the success of competitive products or technologies;

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  developments or disputes concerning patent applications, issued patents or other proprietary rights;

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  the recruitment or departure of key personnel;

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  the level of expenses related to our product candidates or clinical development programs;

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  the results of our efforts to discover, develop, acquire or in-license additional product candidates;

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  actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

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  our inability to obtain or delays in obtaining adequate drug supply for any approved drug or inability to do so at acceptable prices;

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  disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

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  significant lawsuits, including patent or stockholder litigation;

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  variations in our financial results or those of companies that are perceived to be similar to us;

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  changes in the structure of healthcare payment systems, including coverage and adequate reimbursement for any approved drug;

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  market conditions in the pharmaceutical and biotechnology sectors;

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  general economic, political, and market conditions and overall fluctuations in the financial markets in the United States and abroad; and

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  investors' general perception of us and our business.

        These and other market and industry factors may cause the market price and demand for our common stock to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from selling their shares at or above the price paid for the shares and may otherwise negatively affect the liquidity of our common stock.

        Some companies that have experienced volatility in the trading price of their shares have been the subject of securities class action litigation. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Defending against litigation is costly and time-consuming, and could divert our management's attention and our resources. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our common stock.

         Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

        Based upon shares of our common stock outstanding as of December 31, 2018, upon the completion of this offering, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately 52.5% of our outstanding common stock, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same (or 50.7% if the underwriters exercise in full their option to purchase additional shares to cover over-allotments, if any). If our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock acted together, they may be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. The concentration of voting power and transfer restrictions could delay or prevent an acquisition of our company on terms that other stockholders may desire or result in the management of our company in ways with which other stockholders disagree.

         If research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by industry or financial analysts. Equity research analysts may elect not to provide research coverage of our common stock after the completion of this offering, and such lack of research coverage may adversely affect the market price of our common stock. In the event we do have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our shares could decline if one or more equity research analysts downgrade our shares or issue other unfavorable commentary or research about us. If one or more equity research analysts cease coverage of us or fail to publish reports on us regularly, demand for our shares could decrease, which in turn could cause the trading price or trading volume of our common stock to decline.

         If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

        The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $10.80 per share, representing the difference between our pro forma as adjusted net tangible book value per share after this offering and the initial public offering price per share. After this offering, we will also have outstanding options and warrants to purchase common stock with exercise prices lower than the initial public offering price. To the extent these outstanding options or warrants are exercised, there will be further dilution to investors in this offering. See the section titled "Dilution" for additional information.

         Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

        You should not rely on an investment in our common stock to provide dividend income. We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. Investors seeking cash dividends should not purchase our common stock in this offering.

         We have broad discretion in the use of our cash and cash equivalents, including the net proceeds from this offering, and may use them ineffectively, in ways with which you do not agree or in ways that do not increase the value of your investment.

        Our management will have broad discretion in the application of our cash and cash equivalents, including the net proceeds from this offering, and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in additional operating losses that could have a negative impact on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest our cash and cash equivalents, including the net proceeds from this offering, in a manner that does not produce income or that loses value. See the section titled "Use of Proceeds" for additional information.

         A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is performing well.

        Sales of a substantial number of shares of our common stock in the public market could occur at any time, subject to certain restrictions described below. These sales, or the perception in the market that holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding 17,052,202 shares of common stock based on the number of shares outstanding as of December 31, 2018, and assuming no exercise by the underwriters' over-allotment option. This includes the 4,000,000 shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Substantially all of the remaining shares are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold after the offering as described in the sections titled "Shares Eligible for Future Sale" and "Underwriting." Moreover, upon the completion of this offering, holders of an aggregate of approximately 7,538,671 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We further intend to register all shares of common stock that we may issue in the future or have issued to date under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the sections titled "Underwriting" and "Shares Eligible for Future Sale."

         We are an "emerging growth company," and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

        We are an "emerging growth company," or EGC, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not EGCs, including:

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  being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;

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  not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

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  not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

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  reduced disclosure obligations regarding executive compensation; and

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  not being required to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

        We cannot predict whether investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile. We may take advantage of some or all of these reporting exemptions until we are no longer an EGC. We will remain an EGC until the earlier of (i) five years following the completion of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the last day of the first fiscal year in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

        Under Section 107(b) of the JOBS Act, EGCs can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not EGCs.

         We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

        As a public company, and particularly after we are no longer an EGC, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and rules subsequently implemented by the SEC and The Nasdaq Stock Market LLC have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

        Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an EGC, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

         Provisions in our corporate charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

        Provisions in our corporate charter and our bylaws that will become effective upon the completion of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

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  establish a classified board of directors such that not all members of the board are elected at one time;

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  allow the authorized number of our directors to be changed only by resolution of our board of directors;

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  limit the manner in which stockholders can remove directors from the board;

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  establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

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  require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

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  limit who may call stockholder meetings;

  •
  authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a stockholder rights plan, or so-called "poison pill," that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

  •
  require the approval of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our charter or bylaws.

        Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.

         Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

        Our amended and restated certificate of incorporation provides that, with respect to any state actions or proceedings under Delaware statutory or common law, the Court of Chancery of the State of Delaware is the exclusive forum for:

  •
  any derivative action or proceeding brought on our behalf;

  •
  any action asserting a breach of fiduciary duty;

  •
  any action asserting a claim against us or any of our directors, officers, employees or agents arising under the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws;

  •
  any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; and

  •
  any action asserting a claim against us or any of our directors, officers, employees or agents that is governed by the internal-affairs doctrine.

        These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find an exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future financial condition, future operations, projected costs, prospects, plans, objectives of management and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "assume," "believe," "contemplate," "continue," "could," "design," "due," "estimate," "expect," "goal," "intend," "may," "objective," "plan," "predict," "positioned," "potential," "seek," "should," "target," "will," "would" and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

        We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including risks described in the section titled "Risk Factors" and elsewhere in this prospectus, regarding, among other things:

  •
  our plans to develop and commercialize our product candidates;

  •
  the initiation, timing, progress and results of our current and future preclinical studies and clinical trials and our research and development programs;

  •
  our ability to take advantage of abbreviated regulatory pathways for any of our product candidates;

  •
  our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

  •
  our ability to successfully acquire or in-license additional product candidates on reasonable terms;

  •
  our ability to maintain and establish collaborations or obtain additional funding;

  •
  our ability to obtain regulatory approval of our current and future product candidates;

  •
  our expectations regarding the potential market size and the rate and degree of market acceptance of such product candidates;

  •
  our ability to fund our working capital requirements and expectations regarding the sufficiency of our capital resources;

  •
  the implementation of our business model and strategic plans for our business and product candidates;

  •
  our intellectual property position and the duration of our patent rights;

  •
  developments or disputes concerning our intellectual property or other proprietary rights;

  •
  our expectations regarding government and third-party payor coverage and reimbursement;

  •
  our ability to compete in the markets we serve;

  •
  the impact of government laws and regulations and liabilities thereunder;

  •
  our expected use of proceeds from this offering;

  •
  developments relating to our competitors and our industry; and

  •
  other factors that may impact our financial results.

        The foregoing list of risks is not exhaustive. Other sections of this prospectus may include additional factors that could harm our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

        In light of the significant uncertainties in these forward-looking statements, you should not rely upon forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. You should refer to the section titled "Risk Factors" for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, do not protect any forward-looking statements that we make in connection with this offering.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

 MARKET AND INDUSTRY DATA

        Certain market and industry data included in this prospectus were obtained from market research, publicly available information, reports of governmental agencies and industry publications and surveys. All of the market and industry data used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Risk Factors." These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering will be approximately $52.6 million (or approximately $61.0 million if the underwriters exercise in full their option to purchase up to 600,000 additional shares of common stock to cover over-allotments), based on an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by $3.7 million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of common stock offered by us, would increase or decrease the net proceeds to us by $14.0 million, assuming the assumed initial public offering price per share remains the same, and after deducting the estimated underwriting discounts and commissions.

        The principal purposes of this offering are to increase our capitalization and financial flexibility, establish a public market for our common stock and to facilitate future access to the public equity markets by us, our employees and our stockholders, obtain additional capital to support our operations and increase our visibility in the marketplace.

        We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

  •
  approximately $30 million to fund our pivotal Phase 2/3 clinical trial for AT-001 for the treatment of diabetic cardiomyopathy;

  •
  approximately $5 million to advance AT-007 for the treatment of galactosemia in adults through our planned Phase 1 clinical trial;

  •
  approximately $4 million to advance AT-003 for the treatment of diabetic retinopathy into our planned Phase 1 clinical trial; and

  •
  the remainder to fund other research and development activities, working capital and other general corporate purposes.

        We may also use a portion of the remaining net proceeds to in-license, acquire or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so.

        This expected use of the net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. Further, due to the uncertainties inherent in the drug development process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes.

        Our management will have broad discretion over the use of the net proceeds from this offering, and our investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering. The amounts and timing of our expenditures will depend upon numerous factors including the results of our research and development efforts, the timing and success of preclinical studies and any ongoing clinical trials or clinical trials we may commence in the future, the timing of regulatory submissions and the amount of cash obtained through current and any future collaborations.

        The expected net proceeds from this offering, together with our cash and cash equivalents, will not be sufficient for us to fund any of our product candidates through regulatory approval, and we will need to raise additional capital to complete the development and commercialization of our product candidates. We expect to finance our cash needs through a combination of equity offerings, debt financings and potential collaborations, and license and development agreements. We have based these estimates on assumptions that may prove to be incorrect, and we could expend our available capital resources at a rate greater than we currently expect.

        Pending the use of the net proceeds from this offering as described above, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

 DIVIDEND POLICY

        We have never declared or paid cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business. Any future determination related to dividend policy will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. In addition, our ability to pay cash dividends on our capital stock in the future may be limited by the terms of any future debt or preferred securities we issue or any credit facilities we enter into.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents, and our capitalization as of December 31, 2018 on:

  •
  an actual basis;

  •
  a pro forma basis, to reflect (i) the issuance and sale of 442,925 shares of Series B Preferred Stock and the receipt of net proceeds of approximately $3.1 million subsequent to December 31, 2018 and (ii) the conversion of all of the outstanding shares of our preferred stock into an aggregate of 7,538,671 shares of common stock upon completion of this offering; and

  •
  a pro forma as adjusted basis, giving effect to the pro forma adjustments discussed above, and giving further effect to: (i) the sale of 4,000,000 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (ii) the filing and effectiveness of our amended and restated certificate of incorporation.

        You should read this table together with the sections titled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2018
(in thousands, except share and per share amounts)	Actual	Pro Forma	Pro Forma as Adjusted(1)
Cash and cash equivalents	$18,748	$21,879	$74,479

Series A convertible preferred stock, $0.0001 par value per share; 3,093,898 shares authorized, issued and outstanding, actual; 3,093,898 shares authorized and no shares issued or outstanding, pro forma; no shares authorized, issued or outstanding, pro forma as adjusted	$6,254	$—	$—
Series B convertible preferred stock, $0.0001 par value per share; 7,790,052 shares authorized, 4,001,848 shares issued and outstanding, actual; 7,790,052 shares authorized and no shares issued or outstanding, pro forma; no shares authorized, issued, or outstanding, pro forma as adjusted	29,156	—	—
Stockholders' (deficit) equity:
Preferred stock, $0.0001 par value per share; no shares authorized, issued and outstanding, actual and pro forma; authorized, no shares issued or outstanding, pro forma as adjusted	—	—	—
Common stock, $0.0001 par value per share; 20,441,982 shares authorized, 5,513,531 shares issued and outstanding, actual; 20,441,982 shares authorized and 13,052,202 shares issued and outstanding, pro forma; 100,000,000 shares authorized and 17,052,202 shares issued and outstanding, pro forma as adjusted	—	—	1
Additional paid-in capital	1,665	40,206	92,805
Accumulated deficit	(21,257)	(21,257)	(21,257)

Total stockholders' (deficit) equity	(19,592)	18,949	71,549

Total capitalization	$15,818	$18,949	$71,549

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by $3.7 million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of common stock offered by us would increase or decrease each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by $14.0 million, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions.

        The number of shares of our common stock to be outstanding after this offering is based on 13,052,202 shares of common stock outstanding as of December 31, 2018, and excludes:

  •
  1,202,979 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2018, with a weighted-average exercise price of $1.35 per share;

  •
  1,421,759 shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to December 31, 2018, with an exercise price of $4.70 per share;

  •
  161,594 shares of our common stock issuable upon the exercise of stock options expected to be granted to our newly hired chief financial officer with an exercise price equal to the grant date fair market value;

  •
  482,364 shares of our common stock issuable upon the exercise of warrants outstanding as of December 31, 2018, with a weighted-average exercise price of $4.29 per share, which includes 96,128 shares of our common stock issuable upon the exercise of warrants issued subsequent to December 31, 2018;

  •
  1,743,640 shares of our common stock reserved for future issuance under the 2019 Plan, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future increases in the number of shares of common stock reserved for issuance under the 2019 Plan (of which options to purchase an aggregate of 102,300 shares of common stock will be granted to our non-employee members of the board and options to purchase 5% of our outstanding shares of common stock immediately following this offering will be granted to our executive officers under our 2019 Plan upon the pricing of this offering with an exercise price per share equal to the initial public offering price per share, as described under the sections titled "Executive and Director Compensation—IPO Option Grants" and "Executive and Director Compensation—Non-Employee Director Compensation"); and

  •
  180,000 shares of our common stock reserved for future issuance under our ESPP, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future increases in the number of shares of common stock reserved for issuance under our ESPP.

 DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

        Our historical net tangible book deficit as of December 31, 2018 was $(19.9) million, or $(3.61) per share of our common stock. Our historical net tangible book deficit represents our total tangible assets less total liabilities and preferred stock. Historical net tangible book deficit per share is our historical net tangible book deficit divided by the number of shares of our common stock outstanding as of December 31, 2018.

        Our pro forma net tangible book value as of December 31, 2018 was $18.6 million, or $1.43 per share of our common stock, based on the total number of shares of our common stock outstanding as of December 31, 2018. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of common stock, after giving effect to (i) the issuance and sale of 442,925 shares of Series B Preferred Stock and the receipt of net proceeds of approximately $3.1 million subsequent to December 31, 2018 and (ii) the conversion of all of the outstanding shares of our preferred stock into an aggregate of 7,538,671 shares of common stock upon completion of this offering.

        After giving effect to the sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2018 would have been $71.6 million, or $4.20 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.77 per share to our existing stockholders and an immediate dilution of $10.80 per share to new investors participating in this offering.

        The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$15.00
Historical net tangible book deficit per share as of December 31, 2018	$(3.61)
Pro forma increase in net tangible book value per share as of December 31, 2018 attributable to the pro forma transactions described above	5.04

Pro forma net tangible book value per share as of December 31, 2018	1.43
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering	2.77

Pro forma as adjusted net tangible book value per share after this offering		4.20

Dilution per share to new investors participating in this offering		$10.80

        Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $0.22 per share and the dilution per share to new investors participating in this offering by $0.78 per share, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase of 1.0 million in the number of shares of common stock offered by us would increase the pro forma as adjusted net tangible book value after this offering by $0.54 per share and decrease the dilution per share to new investors participating in this offering by $0.54 per share, and a decrease of 1.0 million shares of common stock offered by us would decrease the pro forma as adjusted net tangible book value by $0.61 per share, and increase the dilution per share to new investors in this offering by $0.61 per share, assuming that the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters exercise in full their option to purchase up to 600,000 additional shares of common stock from us, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $4.53 per share, representing an immediate increase to existing stockholders of $3.10 per share, and dilution to new investors participating in this offering of $10.47 per share.

        The following table summarizes on the pro forma as adjusted basis described above, the differences between the number of shares purchased from us on an as converted basis, the total consideration paid and the weighted-average price per share paid by existing stockholders and by investors purchasing shares in this offering at the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page on this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

			Total Consideration
	Shares Purchased
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	13,052,202	76.5%	$40,812,820	40.5%	$3.13
New investors	4,000,000	23.5	$60,000,000	59.5	$15.00

Total	17,052,202	100%	$100,812,820	100%

        A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $4.0 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors to 1.6% and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors to 1.7%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, an increase or decrease of 1.0 million shares in the number of shares offered by us, would increase or decrease the total consideration paid by new investors by $15.0 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors to 5.3% and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors to 7.1%, assuming that the assumed initial public offering price remains the same.

        If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own 73.9% and our new investors would own 26.1% of the total number of shares of our common stock outstanding upon the completion of this offering.

        The foregoing discussion and tables above are based on 13,052,202 shares of common stock outstanding as of December 31, 2018, which includes the (i) issuance and sale of 442,925 shares of Series B preferred stock subsequent to December 31, 2018 and (ii) the conversion of all of the outstanding shares of our preferred stock upon the completion of this offering, and excludes:

  •
  1,202,979 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2018, with a weighted-average exercise price of $1.35 per share;

  •
  1,421,759 shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to December 31, 2018, with an exercise price of $4.70 per share;

  •
  161,594 shares of our common stock issuable upon the exercise of stock options expected to be granted to our newly hired chief financial officer with an exercise price equal to the grant date fair market value;

  •
  482,364 shares of our common stock issuable upon the exercise of warrants outstanding as of December 31, 2018, with a weighted-average exercise price of $4.29 per share, which includes 96,128 shares of our common stock issuable upon the exercise of warrants issued subsequent to December 31, 2018;

  •
  1,743,640 shares of our common stock reserved for future issuance under the 2019 Plan, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future increases in the number of shares of common stock reserved for issuance under our 2019 Plan (of which options to purchase an aggregate of 102,300 shares of common stock will be granted to our non-employee members of the board and options to purchase 5% of our outstanding shares of common stock immediately following this offering will be granted to our executive officers under our 2019 Plan upon the pricing of this offering with an exercise price per share equal to the initial public offering price per share, as described under the sections titled "Executive and Director Compensation—IPO Option Grants" and "Executive and Director Compensation—Non-Employee Director Compensation"); and

  •
  180,000 shares of our common stock reserved for future issuance under our ESPP, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future increases in the number of shares of common stock reserved for issuance under our ESPP.

        To the extent that any outstanding options or warrants are exercised, new options or other equity awards are issued under our equity incentive plans, or we issue additional shares in the future, there will be further dilution to new investors participating in this offering.

 SELECTED FINANCIAL DATA

        The following tables set forth our selected statement of operations data for the years ended December 31, 2017 and 2018, and our selected balance sheet data as of December 31, 2017 and 2018, all of which have been derived from our financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. You should read the following selected financial data together with the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus. The selected financial data included in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and the related notes included elsewhere in this prospectus.

	Years Ended December 31,
(in thousands, except share and per share data)	2017	2018
Summary of Operations Data:
Operating expenses:
Research and development	$3,703	$11,471
General and administrative	582	2,047

Total operating expenses	4,285	13,518

Loss from operations	(4,285)	(13,518)
Other income (expense), net:
Interest income (expense), net	3	(1,642)
Loss on extinguishment of debt	—	(221)
Other expense	—	(1,140)

Total other income (expense), net	3	(3,003)

Net loss	$(4,282)	$(16,521)

Net loss per share: basic and diluted(1)	$(0.79)	$(3.01)

Weighted-average shares used in computing net loss per share: basic and diluted(1)	5,406,513	5,483,149

Pro forma net loss per share (unaudited): basic and diluted(1)		$(1.80)

Weighted-average shares outstanding used in computing pro forma net loss per share (unaudited): basic and diluted(1)		9,163,087

(1)
See Notes 1 and 10 to our financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share and the weighted-average number of shares used in the computation of the per share amounts. The pro forma net loss per share reflects (i) the issuance and sale of 442,925 shares of Series B Preferred Stock subsequent to December 31, 2018 and (ii) the conversion of all of the outstanding shares of our preferred stock into an aggregate of 7,538,671 shares of common stock upon completion of this offering.

	As of December 31,
(in thousands)	2017	2018
Balance Sheet Data:
Cash and cash equivalents	$3,277	$18,748
Working capital	2,293	15,818
Total assets	3,286	20,246
Preferred stock	6,254	35,410
Accumulated deficit	(4,736)	(21,257)
Total stockholders' (deficit) equity	(3,961)	(19,592)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk Factors" section of this prospectus, our actual results could differ materially from the results described in or implied by these forward-looking statements.

Overview

        We are a clinical-stage biopharmaceutical company developing a pipeline of novel product candidates against validated molecular targets in indications of high unmet medical need. We focus on molecules and pathways whose role in the disease process is well known based on prior research, but have previously failed to yield successful products due to poor efficacy and tolerability. Our unique approach to drug development leverages recent technological advances to design improved drugs, employs early use of biomarkers to confirm biological activity and focuses on abbreviated regulatory pathways. Our first molecular target is aldose reductase, or AR, an enzyme that converts glucose to sorbitol under oxidative stress conditions, and is implicated in multiple diseases. Prior attempts to inhibit this enzyme were hindered by nonselective, nonspecific inhibition, which resulted in limited efficacy and significant off-target safety effects. The detrimental consequences of AR activation have been well established by decades of prior research. Our AR program currently includes three small molecules, which are all potent and selective inhibitors of AR, but are engineered to have unique tissue permeability profiles to target different disease states, including diabetic complications, heart disease and a rare pediatric metabolic disease. Using similar strategies to our AR inhibitors, or ARI, program, we have also developed a program targeting selective inhibition of phosphatidylinositol 3-kinase, or PI3K, subunits that produced an early-stage oncology pipeline. The result of this unique multifaceted approach to drug development is a portfolio of highly specific and selective product candidates that we believe are significantly de-risked and can move quickly through the development process.

        Since inception in 2016, our operations have focused on developing our product candidates, organizing and staffing our company, business planning, raising capital, establishing our intellectual property portfolio and conducting clinical trials. We do not have any product candidates approved for sale and have not generated any revenue. We have funded our operations primarily through the sale of equity and equity-linked securities. From inception through December 31, 2018, we have raised an aggregate of $28.7 million of gross proceeds from the sale of shares of our preferred stock.

        We have incurred significant operating losses since inception in 2016. Our ability to generate product revenue sufficient to achieve profitability will depend on the successful development and commercialization of one or more of our product candidates. Our net loss was $4.3 million and $16.5 million for the years ended December 31, 2017 and 2018, respectively. As of December 31, 2018, we had an accumulated deficit of $21.3 million. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future in connection with our ongoing activities. As of December 31, 2018, we had cash and cash equivalents of $18.7 million.

        We will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates.

        We believe that the net proceeds from the sales of 442,925 shares of Series B Preferred Stock subsequent to December 31, 2018 and the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See "—Liquidity and Capital Resources" below.

Components of Our Results of Operations

Revenue

        Since inception, we have not generated any revenue and do not expect to generate any revenue from the sale of products in the near future. If our development efforts for our product candidates are successful and result in regulatory approval, or if we enter into collaboration or license agreements with third parties, we may generate revenue in the future from a combination of product sales or payments from collaboration or license agreements.

Operating Expenses

  Research and Development Expenses

        Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts and the development of our product candidates, and include:

  •
  employee-related expenses, including salaries, related benefits and stock-based compensation expense for employees engaged in research and developement functions;

  •
  fees paid to consultants for services directly related to our product development and regulatory efforts;

  •
  expenses incurred under agreements with contract research organizations, or CROs, as well as contract manufacturing organizations, or CMOs, and consultants that conduct and provide supplies for our preclinical studies and clinical trials;

  •
  costs associated with preclinical activities and development activities;

  •
  costs associated with our technology and our intellectual property portfolio; and

  •
  costs related to compliance with regulatory requirements.

        We expense research and development costs as incurred. Costs for external development activities are recognized based on an evaluation of the progress to completion of specific tasks using information provided to us by our vendors. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our financial statements as prepaid or accrued research and development expenses.

        Research and development activities are central to our business model. We expect that our research and development expenses will continue to increase for the foreseeable future as we continue clinical development for our product candidates and continue to discover and develop additional product candidates. If any of our product candidates enter into later stages of clinical development, they will generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Historically, we have incurred research and development expenses that primarily relate to the development of AT-001 and our ARI program, and as of 2018, AT-007. As we advance our product candidates, we expect to allocate our direct external research and development costs across each of the indications or product candidates.

  General and Administrative Expenses

        General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in our executive and finance functions. General and administrative expenses also include professional fees for legal, accounting, auditing, tax and consulting services; travel expenses; and facility-related expenses, which include allocated expenses for rent and maintenance of facilities and other operating costs.

        We expect that our general and administrative expenses will increase in the future as we increase our general and administrative headcount to support our continued research and development and potential commercialization of our product candidates. We also expect to incur increased expenses associated with being a public company, including costs of accounting, audit, legal, regulatory and tax compliance services; director and officer insurance costs; and investor and public relations costs.

  Other Income (Expense), Net

        Other income (expense), net consists of interest income (expense), net, loss on extinguishment of debt and other expenses. Interest income (expense), net consists primarily of our interest income on our cash and cash equivalents and interest expense related to the convertible promissory notes. Loss on extinguishment of debt consists of a loss on extinguishment related to the conversion of convertible promissory notes into Series B Preferred Stock. Other expense consists of adjustments to the fair value of embedded derivatives associated with certain conversion features of the convertible promissory notes and adjustments to the fair value of the warrant liability in connection with the convertible promissory notes.

Results of Operations

        The following table summarizes our results of operations:

	Years Ended December 31,
	2017	2018
(in thousands)
Operating expenses:
Research and development	$3,703	$11,471
General and administrative	582	2,047

Total operating expenses	4,285	13,518

Loss from operations	(4,285)	(13,518)

Other income (expense), net	3	(3,003)

Net loss	$(4,282)	$(16,521)

  Research and Development Expenses

        The following table summarizes our research and development expenses:

	Years Ended December 31,
	2017	2018	Increase
(in thousands)
Clinical and pre-clinical	$2,088	$5,083	$2,995
Drug manufacturing and formulation	1,015	4,938	3,923
Personnel expenses (including stock-based compensation)	—	793	793
Regulatory and other research and development costs	600	657	57

Total research and development expenses	$3,703	$11,471	$7,768

        Research and development expenses for the year ended December 31, 2017 were $3.7 million, compared to $11.5 million for the year ended December 31, 2018. The increase of approximately $7.8 million was primarily related to increased activity on our clinical trials, including an increase in clinical and pre-clinical expenses of $3.0 million and drug manufacturing and formulation expenses of $3.9 million, personnel expenses of $0.8 million due to the portion of the chief executive officer's salary that is allocated to research and development, the hiring of research and development personnel, including the chief medical officer, and other expenses of $0.1 million.

  General and Administrative Expenses

        The following table summarizes our general and administrative expenses:

	Years Ended December 31,
(in thousands)	2017	2018	Increase
Personnel expenses (including stock-based compensation)	$32	$424	$392
Legal and professional fees	466	853	387
Other expenses	84	770	686

Total general and administrative expenses	$582	$2,047	$1,465

        General and administrative expenses were $0.6 million for the year ended December 31, 2017, compared to $2.0 million for the year ended December 31, 2018. The increase of approximately $1.5 million was primarily related to personnel expenses of $0.4 million due to the portion of the chief executive officer's salary that is allocated to general and administrative and the hiring of other personnel, including the chief financial officer, professional and legal fees of $0.4 million due to the closing of multiple financings and increased IP work, and other expenses of $0.7 million, primarily due to recruiting efforts for the chief medical officer and rent.

  Other Income (Expense), Net

        Other income (expense), net was income of approximately $3,000 for the year ended December 31, 2017, compared to expense of $3.0 million for the year ended December 31, 2018. The change from income to expense was primarily related to interest expense on convertible promissory notes of $1.6 million, a loss on extinguishment related to the conversion of convertible promissory notes into Series B Preferred Stock of $0.2 million, and an increase of the fair value of the derivative liability of $1.0 million and an increase in the fair value of the warrant liability of $0.2 million, both related to the convertible promissory notes.

Liquidity and Capital Resources

        Since our inception through December 31, 2018, we have not generated any revenue and have incurred significant operating losses and negative cash flows from our operations. We expect our existing cash and cash equivalents of $18.7 million as of December 31, 2018, together with the net proceeds from the sale of 442,925 shares of Series B Preferred Stock subsequent to December 31, 2018 and the net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements through              .

Cash Flows

        The following table summarizes our cash flows for each of the periods presented:

	Years Ended December 31,
(in thousands)	2017	2018
Net cash used in operating activities	$(3,195)	$(11,182)
Net cash used in investing activities	—	—
Net cash provided by financing activities	6,470	26,653

Net increase (decrease) in cash and cash equivalents	$3,275	$15,471

  Operating Activities

        During the year ended December 31, 2017, operating activities used $3.2 million, primarily comprising cash research and development spending, which excludes $0.5 million of research and development expense recognized for the non-cash issuance of common stock as partial consideration for the license obtained from Columbia University.

        During the year ended December 31, 2018, operating activities used $11.2 million, primarily comprising cash research and development spending related to increased clinical and pre-clinical activities, drug manufacturing and formulation development.

  Investing Activities

        During the years ended December 31, 2017 and 2018, there were no investing activities.

  Financing Activities

        During the year ended December 31, 2017, net cash provided by financing activities was $6.5 million, net of cash issuance costs, received from the sale of our Series A convertible preferred stock, or Series A Preferred Stock.

        During the year ended December 31, 2018, net cash provided by financing activities was $26.7 million. Cash proceeds, net of cash issuance costs, from the sale of our Series B Preferred Stock was $21.2 million and cash proceeds, net of cash issuance costs, from the sale of convertible promissory notes was $5.6 million. Cash proceeds from the exercise of stock options were approximately $47,000. The net cash provided by financing activities was partially offset by the payment of deferred financing costs related to our initial public offering of $0.1 million.

Funding Requirements

        We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical trials of our product candidates. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. We expect that our expenses will increase significantly if and as we:

  •
  continue the ongoing and planned development of our product candidates;

  •
  initiate, conduct and complete any ongoing, anticipated or future preclinical studies and clinical trials for our current and future product candidates;

  •
  seek marketing approvals for any product candidates that successfully complete clinical trials;

  •
  establish a sales, marketing, manufacturing and distribution infrastructure to commercialize any current or future product candidate for which we may obtain marketing approval;

  •
  seek to discover and develop additional product candidates;

  •
  continue to build a portfolio of product candidates through the acquisition or in-license of drugs, product candidates or technologies;

  •
  maintain, protect and expand our intellectual property portfolio;

  •
  hire additional clinical, regulatory and scientific personnel; and

  •
  add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

        Furthermore, following the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

        Due to the numerous risks and uncertainties associated with the development of our product candidates and programs, and because the extent to which we may enter into collaborations with third parties for development of our product candidates is unknown, we are unable to estimate the timing and amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our future funding requirements, both near and long-term, will depend on many factors, including:

  •
  the initiation, scope, progress, timing, costs and results of our ongoing and planned clinical trials for our product candidates;

  •
  the outcome, timing and cost of meeting regulatory requirements established by the FDA and other comparable foreign regulatory authorities;

  •
  the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

  •
  the cost of defending potential intellectual property disputes, including patent infringement actions;

  •
  the achievement of milestones or occurrence of other developments that trigger payments under the 2016 Columbia Agreement or other agreements we may enter into;

  •
  the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under future collaboration agreements, if any;

  •
  the effect of competing technological and market developments;

  •
  the cost and timing of completion of clinical or commercial-scale manufacturing activities;

  •
  the costs of operating as a public company;

  •
  the extent to which we in-license or acquire other products and technologies;

  •
  our ability to establish and maintain collaborations on favorable terms, if at all;

  •
  the cost of establishing sales, marketing and distribution capabilities for our product candidates in regions where we choose to commercialize our product candidates, if approved; and

  •
  the initiation, progress, timing and results of the commercialization our product candidates, if approved, for commercial sale.

        A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate.

        Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through offerings of securities, private equity financing, debt financings, collaborations or other strategic transactions. The terms of financing may adversely affect the holdings or the rights of our stockholders. If we are unable to obtain funding, we may be required to delay, limit, reduce or terminate some or all of our research and product development, product portfolio expansion or future commercialization efforts.

Contractual Obligations and Commitments

        The following table summarizes our contractual obligations as of December 31, 2018:

	Payments Due By Period
	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	More Than 5 Years
(in thousands)
Operating lease commitments(1)	$143	$143	$—	$—	$—

Total	$143	$143	$—	$—	$—

(1)
Represents future minimum lease payments under our operating lease for office space.

        Except as disclosed in the table above, we have no long-term debt or capital leases and no material non-cancelable purchase commitments with service providers, as we have generally contracted on a cancelable, purchase-order basis. We enter into contracts in the normal course of business with CROs, CMOs and other third parties for clinical trials, preclinical research studies and testing and manufacturing services. These contracts are cancelable by us upon prior notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancelable obligations of our service providers, up to the date of cancellation. These payments are not included in the preceding table as the amount and timing of such payments are not known.

        We may incur potential contingent payments upon our achievement of clinical, regulatory and commercial milestones, as applicable, or royalty payments that we may be required to make under the 2016 Columbia Agreement pursuant to which we have in-licensed certain intellectual property. Due to the uncertainty of the achievement and timing of the events requiring payment under this agreement, the amounts to be paid by us are not fixed or determinable at this time and are excluded from the table above. See the section titled "Business—Exclusive License Agreement with Columbia University."

Critical Accounting Policies and Significant Judgments and Estimates

        Our management's discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of our financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, costs and expenses and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

        While our significant accounting policies are described in greater detail in Note 1 to our financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Accrued Research and Development Expenses

        We expense all costs incurred in performing research and development activities. Research and development expenses include materials and supplies, preclinical expenses, manufacturing expenses, contract services and other outside expenses. As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses. We make estimates of our accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known to us at that time. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are deferred and capitalized. The capitalized amounts are expensed as the related goods are delivered or the services are performed.

Stock-Based Compensation

        We account for our stock-based compensation as expense in the statements of operations based on the awards' grant date fair values. We account for forfeitures as they occur by reversing any expense recognized for unvested awards.

        We estimate the fair value of options granted using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires inputs based on certain subjective assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate and (d) expected dividends. Due to the lack of a public market for our common stock and a lack of company-specific historical and implied volatility data, we have based our estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility is calculated based on a period of time commensurate with the expected term assumption. The computation of expected volatility is based on the historical volatility of a representative group of companies with similar characteristics to us, including stage of product development and life science industry focus. We use the simplified method as allowed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term for options granted as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The expected dividend yield is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock. The fair value of stock-based payments is recognized as expense over the requisite service period which is generally the vesting period.

Determination of the Fair Value of Common Stock

        As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors, with input from management, considering third-party valuations of our common stock as well as our board of directors' assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the option grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants' Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

        In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

  •
  the prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

  •
  the progress of our research and development programs, including the status and results of preclinical studies for our product candidates;

  •
  our stage of development and commercialization and our business strategy;

  •
  external market conditions affecting the biotechnology industry and trends within the biotechnology industry;

  •
  our financial position, including cash on hand, and our historical and forecasted performance and operating results;

  •
  the lack of an active public market for our common stock and our preferred stock;

  •
  the likelihood of achieving a liquidity event, such as an initial public offering, or sale of our company in light of prevailing market conditions; and

  •
  the analysis of initial public offerings and the market performance of similar companies in the biotechnology industry.

        The assumptions underlying these valuations represented management's best estimate, which involved inherent uncertainties and the application of management's judgment. As a result, if we had used different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

        Following the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock on the date of grant.

Options Granted

        The following table sets forth, by grant date, the number of shares subject to options granted from January 1, 2017 through December 31, 2018, the per share exercise price of the options, the fair value of common stock per share on each grant date, and the per share estimated fair value of the options:

Grant Date	Number of Shares Subject to Options Granted	Exercise Price Per Share	Estimated Fair Value Per Share at Grant Date	Estimated Per Share Fair Value of Options
February 27, 2017	13,812	$1.00	$1.00	$0.66
March 21, 2017	165,744	$1.00	$1.00	$0.66
March 8, 2018	768,397	$1.44	$1.44	$1.03
June 28, 2018	13,812	$1.44	$1.44	$1.02
December 17, 2018	213,424	$1.44	$4.23	$3.40

        The intrinsic value of all outstanding options as of December 31, 2018 was $16.4 million, based on the estimated fair value of our common stock of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, of which approximately $0.8 million related to vested options and approximately $15.6 million related to unvested options.

Off-Balance Sheet Arrangements

        We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Recently Issued Accounting Pronouncements

        A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 1 to our financial statements appearing elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risks

        We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities.

        As of December 31, 2018, we had cash and cash equivalents of $18.7 million. Our exposure to interest rate sensitivity is impacted by changes in the underlying U.S. bank interest rates. Our surplus cash has been invested in interest-bearing savings accounts from time to time. We have not entered into investments for trading or speculative purposes. We do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

        As of December 31, 2018, we had no outstanding debt and are therefore not subject to interest rate risk related to debt.

Emerging Growth Company Status

        The Jumpstart Our Business Startups Act of 2012 permits an "emerging growth company" such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have irrevocably elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by public companies that are not emerging growth companies.

BUSINESS

Overview

        We are a clinical-stage biopharmaceutical company developing a pipeline of novel product candidates against validated molecular targets in indications of high unmet medical need. We focus on molecules and pathways whose role in the disease process is well known based on prior research, but have previously failed to yield successful products due to poor efficacy and tolerability. Our unique approach to drug development leverages recent technological advances to design improved drugs, employs early use of biomarkers to confirm biological activity and focuses on abbreviated regulatory pathways. Our first molecular target is aldose reductase, or AR, an enzyme that converts glucose to sorbitol under oxidative stress conditions, and is implicated in multiple diseases. Prior attempts to inhibit this enzyme were hindered by nonselective, nonspecific inhibition, which resulted in limited efficacy and significant off-target safety effects. The detrimental consequences of aberrent AR activation have been well established by decades of prior research. Our AR inhibitor, or ARI, program currently includes three small molecules, which are all designed to be potent and selective ARIs, and are engineered to have unique tissue permeability profiles to target different disease states, including diabetic complications, heart disease and a rare pediatric metabolic disease. Applying our strategy from our ARI program, we have also developed a program targeting selective inhibition of phosphatidylinositol 3-kinase, or PI3K, subunits that has resulted in an early-stage oncology pipeline. The result of this unique multifaceted approach to drug development is a portfolio of highly specific and selective product candidates that we believe are significantly de-risked and can move quickly through the development process.

        Our lead product candidate, AT-001, is a novel ARI with broad systemic exposure and peripheral nerve permeability that we are developing for the treatment of diabetic cardiomyopathy, or DbCM, a fatal fibrosis of the heart. We are also developing AT-001 for diabetic peripheral neuropathy, or DPN, a debilitating neurodegenerative disease that significantly reduces quality of life and for which there are currently no approved treatments in the United States. We recently completed a Phase 1/2 clinical trial studying AT-001 in approximately 120 patients with type 2 diabetes, in which no drug-related adverse effects or tolerability issues were observed. This trial also demonstrated target engagement and proof of biological activity, as measured by reduction in sorbitol, a biomarker of AR activity and NTproBNP, a marker of cardiac stress. We plan to initiate a pivotal Phase 2/3 clinical trial of AT-001 for the treatment of DbCM in 2019, which will also inform our DPN development program.

        Our second product candidate, AT-007, is a central nervous system, or CNS, penetrant ARI that we are developing for the treatment of galactosemia, a devastating rare pediatric metabolic disease that affects how the body processes a simple sugar called galactose, and for which there is no known cure or approved treatment available. High levels of galactose circulating in the blood and tissues of galactosemia patients enable AR to convert galactose to a toxic metabolite, galactitol, which results in long-term complications ranging from CNS dysfunction to cataracts. We have demonstrated in an animal model of galactosemia that treatment with AT-007 reduces toxic galactitol levels and prevents disease complications. We believe that galactosemia may qualify for accelerated approval, as well as for the rare pediatric disease priority review voucher, or RPD-PRV, program. Additionally, the U.S. Food and Drug Administration, or FDA, recently released draft guidance for industry on drug development for low prevalence, slowly progressing rare metabolic diseases, for which we believe galactosemia qualifies. The guidance allows for a biomarker-based development program if clinical efficacy and a link to a relevant biomarker can be demonstrated in an animal model of disease. We are currently in late stages of preclinical development and intend to advance AT-007 into a Phase 1 clinical trial in 2019.

        We are also developing AT-003, an ARI designed to cross through the back of the eye when dosed orally, and has demonstrated strong retinal penetrance, for the treatment of diabetic retinopathy, or

DR. DR is an ophthalmic disease that occurs in diabetic patients and for which treatments are currently limited to high-cost biologics requiring intravitreal administration. DR has been linked to AR activity, including elevations in sorbitol and subsequent changes in retinal blood vessels, which distorts vision and leads to permanent blindness. We are currently in late stages of preclinical development and intend to advance AT-003 into a Phase 1 clinical trial in 2020.

        Our management team and scientific advisory board are composed of accomplished scientists and clinicians with decades of experience developing drugs for a wide range of diseases. Our view is that drug development does not always need to follow the standard approach, which often requires long and costly development programs before drugs become available to patients. By taking a unique and focused approach to drug development, we believe we can significantly shorten development programs and bring lifesaving drugs to patients in urgent need. Since inception, we have raised approximately $38 million in gross proceeds from equity and debt financings with a number of investment firms, including Alexandria Venture Investments, LLC, E Squared Investment Fund, LLC, ETP Global Fund, LP and Syno Ventures Master Fund, LP.

Our Strategy

        Our goal is to bring potentially transformative therapies to market across a range of fatal or debilitating diseases for which no treatments are available. The critical components of our strategy include:

  •
  Leveraging our unique approach to develop our pipeline of novel ARIs.  We target molecules and pathways that have a proven role in disease, but have previously failed to yield successful products due to poor efficacy and tolerability. Our unique approach to drug development utilizes recent technological advances to design improved drugs, employs early use of biomarkers to confirm biological activity and focuses on abbreviated regulatory pathways. We develop product candidates with increased potency and selectivity by leveraging recent technological advances in high throughput crystallography and in silico structural design. Our strategy is also informed by early use of biomarkers to confirm biological activity and target engagement. Early proof of biological activity through biomarkers in clinical trials combined with data from prior clinical development programs on first generation drugs significantly de-risks clinical development in our target indications. AR is our first molecular target that has been implicated in multiple diseases and for which sorbitol levels can be assessed as a biomarker of enzyme activity. Prior AR-targeting compounds produced nonselective inhibitors and failed to demonstrate adequate safety and efficacy. We intend to apply our strategy to a wide range of validated targets across multiple disease indications, which we believe will result in additional pipeline programs.

  •
  Rapidly advancing the development of our ARI product candidates, AT-001, AT-007 and AT-003.  We expect to advance AT-001 into a pivotal clinical trial in 2019 for the treatment of DbCM. We plan to collect data on motor nerve conduction velocity, or MNCV, in our planned pivotal trial in DbCM patients that also have DPN, which we expect will provide a basis for dose selection in Phase 3 clinical trials of DPN.

  We also intend to initiate a Phase 1 clinical trial in 2019 for AT-007 in adult galactosemia patients. We expect this trial to provide critical data on safety, tolerability and pharmacokinetics, or PK, and will target reduction in galactitol levels, a surrogate biomarker of AR activity in patients with galactosemia. The trial will form the basis of a future trial in pediatric patients to prevent CNS dysfunction and other devastating consequences of galactosemia.

  We intend to complete an investigational new drug application, or an IND, enabling program for AT-003 alongside animal efficacy models in DR to support a Phase 1 clinical trial in diabetic patients.

  •
  Taking advantage of regulatory pathways designed for accelerated drug development in indications with high unmet need and seeking strategic partnerships in other indications. We plan to leverage abbreviated development programs and biomarker-based approaches for rapid drug development and regulatory approval. For indications that require standard development programs, we plan to seek strategic partnerships.

  •
  Expanding our pipeline to products targeting other validated molecules and pathways outside of AR. We plan to further characterize our novel PI3K inhibitors and select lead compounds for preclinical development. Utilizing our biomarker-based approach, we intend to target urgent hematological oncology indications and specific solid tumors. We will continue leveraging our relationships with academic institutions and universities to acquire or license additional technologies that are consistent with our strategy of applying new technologies to validated molecular pathways.

Our Pipeline

        The following table shows the status of our current ARI and PI3K inhibitor programs:

    *
    We plan to initiate a pivotal Phase 2/3 clinical trial of these product candidates. Positive data from such trials, including meeting primary endpoints of the trial, could form the basis for applying for marketing approval with the FDA.

    **
    Subcutaneous.

    ***
    Peripheral T-cell lymphoma, cutaneous T-cell lymphoma and T-cell acute lymphoblastic leukemia.

        We seek to protect our proprietary and intellectual property position for our product candidates, our core technology, and other know-how through U.S. and foreign patent protection. To the extent that our platform is not patentable, we rely on trade secret protection and confidentiality agreements to protect our interests. For more information, see the section titled "Business—Intellectual Property."

Our Product Candidates

Our Aldose Reductase Program

        AR is the first enzyme and rate-limiting step in the polyol pathway, an alternative glucose metabolism pathway. AR is a redox-regulated enzyme that is activated by an altered redox state within the cell, which occurs during hyperglycemia and ischemia. AR activation is associated with downstream consequences of hyperglycemia, such as diabetic complications, as well as consequences of ischemia in the heart, such as acute myocardial infarction and chronic heart failure. As shown in the figure below, AR activity produces excess sorbitol, which causes osmotic dysregulation within cells and tissues, such as nerve and retina, and is toxic to many cell types, including cardiomyocytes. Sorbitol is also further metabolized to fructose, which initiates a cascade of metabolic dysregulation and inflammatory damage to cells, such as: reactive oxygen species, or ROS, generation; advanced glycation end products, or AGE; protein kinase C, or PKC, activation; and methylglyoxal overproduction. Under non-oxidative, or healthy patient conditions, AR remains largely inactive and less than 3% of a healthy person's glucose is processed by the polyol pathway. However, when the oxidative environment of the cell changes due to hyperglycemia or ischemia, AR is both activated and upregulated, and greater than 30% of the patient's glucose is then shunted through the polyol pathway, resulting in significant downstream damage to cells and tissues. The detrimental consequences of AR activation have been well established by decades of prior research. These include broad effects, such as mitochondrial dysfunction and cell death, as well as tissue-specific changes, such as neuronal degeneration in peripheral nerves, collagen crosslinking and fibrosis in cardiac tissue, and damage to blood vessels in the lens of the eye.

AR Causes Damage to Tissues Under Conditions of Oxidative Stress

*
NF-kB is a protein complex that controls transcription of DNA, cytokine production and cell survival.

        Additionally, as shown in the figure below, abnormal AR activity is associated with conversion of galactose to galactitol in patients with galactosemia. Galactitol, like sorbitol, does not cross the cell membrane and causes damage to cells across a wide range of tissues, including neurons in the brain, retinal cells in the eye and peripheral nerve tissue.

Galactitol Accumulation Results in Tissue Specific Damage

*
GALK, or galactokinase, and GALT, or galactose-1-phosphate uridyl transferase, are enzymes that metabolize galactose.

**
Galactose-1-phosphate is referred to as Gal-1P.

        During the 1980s and 1990s, AR was a significant target of drug development due to its established role in a wide range of debilitating indications. Although these programs failed to produce effective drugs with a favorable risk/benefit profile, the prior ARI clinical development programs validated the role of AR in the pathogenesis of several diabetic complications and provided useful information on optimal patient criteria and trial design.

        By applying new techniques in crystallography to better understand how the enzyme works, and applying in silico design and medicinal chemistry approaches, we have developed compounds with logarithmically improved potency and increased selectivity. Our technology includes specific compounds that are in various stages of preclinical and clinical development, and is coupled with an understanding of how the enzyme works and a knowledge base of structural approaches to drug the target while controlling drug characteristics, such as PK, solubility and tissue permeability.

        The following table summarizes the current status of our AR program and compound differentiation:

(1)
IC50 is the amount of a compound required to inhibit 50% of enzyme activity.

(2)
LogD is a log of partition of a chemical compound between the lipid and aqueous phases. LogD often predicts retinal permeability, with compounds with negative LogD passing through the back of the eye.

AT-001 for the Treatment of Diabetic Cardiomyopathy

  Overview

        Our lead product candidate, AT-001, is a novel ARI with broad systemic exposure and peripheral nerve permeability that we are developing for the treatment of DbCM, a fatal fibrosis of the heart, for which no treatments are available. We recently completed a Phase 1/2 clinical trial evaluating AT-001 in approximately 120 patients with type 2 diabetes, in which no drug-related adverse effects or tolerability issues were observed. This trial also demonstrated target engagement and proof of biological activity, as measured by reduction in sorbitol, a biomarker of AR activity and NTproBNP. We plan to initiate a pivotal Phase 2/3 clinical trial of AT-001 for the treatment of DbCM in 2019.

  Diagnosis and Standard of Care

        DbCM is a fatal fibrosis of the heart that occurs in both type 1 and type 2 diabetic patients, which leads to decreased contractility and decreased heart function, eventually resulting in fulminant heart failure. DbCM is caused by metabolic derangements in cardiomyocytes that result in cell death and fibrosis. AR activity has been shown to be a large contributor to these metabolic derangements, and the downstream effect of AR activation is responsible for the cardiomyocyte cell death and fibrosis. DbCM is diagnosed by increased weight of the heart and decreased contractility, which are identified by echocardiographic screening, as well as by exclusion of other forms of heart disease. Epidemiological studies have shown that approximately 17% to 24% of diabetic patients display DbCM in the absence of any other forms of heart disease. These patients do not have hypertension, atherosclerosis, valvular heart disease or ischemia, and the only cause of the cardiomyopathy is the underlying diabetes. Stages of DbCM range from asymptomatic, or stage 1, to acute heart failure, or stage 4. Most patients are not diagnosed until stage 2, where heart function approaches 50% of normal and symptoms manifest as extreme shortness of breath during exercise, referred to as decreased exercise tolerance. Exercise tolerance in these patients (as measured by maximum amount of oxygen a person can utilize during intense exercise known as peak VO2) is approximately 25% lower than diabetic patients without DbCM, and decreases by an additional 30% as the patients progress to overt heart failure in later stages of diseases. Patients quickly progress at a steady state of decline to stage 3, which includes marked cavity dilation and severe limitations in daily activities. The final stage of DbCM, stage 4, is represented by acute heart failure resulting in death. The current standard of care is to target glucose control in these patients, as well as hemodynamic modulation of blood flow, through use of beta blockers and diuretics. Both approaches are largely ineffective, and DbCM often results in death within five to ten years of diagnosis. Approximately 24% of DbCM patients progress to overt heart failure or death within 1.5 years of diagnosis, and 37% within 5 years of diagnosis.

  Market Opportunity

        According to a retrospective epidemiological study, approximately 17% of patients suffering from diabetes develop DbCM. A more recent study completed in France that utilized echocardiographic screening estimates the proportion of diabetic patients to develop DbCM at approximately 24%. The International Diabetes Foundation estimated that there were approximately 451 million patients globally with diabetes in 2017, which is expected to increase to 693 million by 2045. This includes 58.0 million diabetes patients in Europe in 2017, which is expected to increase to 67.0 million in 2045, and 46.0 million in North America, which is expected to increase to 62.0 million in 2045. Based on an estimated prevalence of 17% of diabetic patients who develop DbCM, we estimate that currently there are approximately 77.0 million patients with DbCM globally, with approximately 8.0 million in North America and 10.0 million in Europe. Initially, our development program will target stage 2 and 3 patients, which we estimate constitute approximately 50% of all DbCM patients. We believe these patients represent a symptomatic population that is more likely to be responsive to treatment. Stage 1 and 4 patients represent an additional market opportunity, which we plan to explore in a post-approval setting.

  Prior AR-Based Approaches to Treat DbCM

        AR activity has been implicated as a strong contributing factor to pathogenesis in DbCM. Pfizer Inc. was developing an ARI, Alond (zopolrestat), for the treatment of DPN and DbCM in a Phase 2 clinical trial that demonstrated favorable outcomes on heart function in DbCM patients, but was discontinued due to an unfavorable risk/benefit profile, with several patients experiencing liver toxicity and significant elevations in both aspartate aminotransferase and alanine aminotransferase, which are enzymes central to identification of liver toxicity and damage. In this trial, patients with early-stage DbCM were identified by echocardiographic screening and were randomized to three treatment groups, which consisted of placebo, 500 mg zopolrestat per day or 1,000 mg zopolrestat per day dosed for one year. Due to liver toxicity seen in another trial with zopolrestat, the 1,000 mg treatment arm was reduced to 500 mg, and the two doses were collapsed into one treatment arm. While patients on placebo displayed decreased heart function over the year of the trial as their disease progressed, patients on zopolrestat displayed a stabilization of heart function and even improvement in heart function in some patients based on hemodynamic endpoints. As shown in the figure below, after one year of ARI treatment, there were statistically significant increases in resting left ventricular ejection fraction, or LVEF (p<0.02), cardiac output (p<0.03), left ventricular, or LV, stroke volume (p<0.004), and exercise LVEF (p<0.001). In placebo-treated subjects, there were statistically significant decreases in exercise LVEF, cardiac output and stroke volume. Exercise LVEF increased with ARI treatment independent of blood pressure, insulin use or the presence of baseline abnormal heart rate variability. There was no change in resting diastolic filling rates in either group. This trial demonstrated that abnormalities in systolic function in patients with DbCM can be stabilized and partially reversed by ARI treatment. We believe this data validates the approach of using an ARI to improve outcomes for patients with DbCM and using our compounds, which demonstrate improved potency and have been well tolerated, may lead to greater clinical utility.

Cardiac Function at 12 Months on Maximal Exercise

                                              * Data are mean +/– standard deviation.

        As shown in the figure below, when compared to zopolrestat, AT-001 has significantly higher in vitro enzymatic inhibitory activity. IC50 and IC90, or the amount of a compound required to inhibit 90% enzyme activity, are typically calculated by determining the level of enzymatic inhibition at ten-fold dilutions, moving to smaller concentrations of the inhibitory compound. At lower concentrations of compound, AT-001 demonstrated logarithmically greater enzymatic inhibition versus zopolrestat. Similarly, the IC50 of AT-001 was determined to be 30pM, nearly 1,000 fold lower than that of zopolrestat, which is 10nM.

In vitro ARI Activity AT-001 versus Zopolrestat

  Recently Completed and Ongoing Clinical Trials

        We have recently evaluated AT-001 in a placebo-controlled Phase 1/2 single ascending dose, or SAD, and multiple ascending dose, or MAD, clinical trial in approximately 120 type 2 diabetes patients.

The primary objectives of this trial were to explore the safety, tolerability and PK profile of AT-001. Because AR converts glucose to sorbitol, and AR activity is elevated in diabetic patients, sorbitol normalization was also examined as a pharmacodynamic, or PD, biomarker of target engagement, which provided proof of biological activity in patients.

        The Phase 1/2 clinical trial allowed use of concomitant treatments for glucose control, as well as other standard of care treatments for diabetes, such as statins and ACE inhibitors. The FDA permitted us to directly evaluate diabetic patients due to positive data from the preclinical studies, as well as the urgency to develop drugs quickly due to high unmet need. AT-001 was dosed as an active pharmaceutical ingredient, or API, powder in a rapid release capsule and the trial examined both once-daily and twice-daily, or BID, dosing regimens. We have completed the initial safety, pharmacology and biomarker studies up to seven consecutive days of treatment. No drug-related adverse effects or tolerability issues were observed at any single or multiple doses of AT-001. Treatment with AT-001 did not cause any abnormalities in vital signs or electrocardiogram, and did not cause an increase in glucose levels. Additionally, there were no observed adverse interactions with any concomitant diabetes medications used by patients during the trial.

  SAD Portion of the Trial

        Our SAD trial was conducted on 40 type 2 diabetes patients, 10 patients per cohort, with 8 patients receiving AT-001 and 2 patients receiving placebo. The patients were dosed under fasted conditions and received breakfast two hours post dose. Hourly blood samples were taken for PK and sorbitol measurements over a 12-hour period and again at 24 hours. Our initial dose of 5 mg/kg dosed orally was observed to have an effect on sorbitol levels in patients. Although we observed an effect on AR activity at the lowest dose of 5 mg/kg, we continued to dose escalate up to 40 mg/kg. Unlike prior compounds that were often limited by tolerability and safety issues, our compound did not demonstrate safety or tolerability limitations up to the maximum tested dose of 40 mg/kg. As shown in the figure below, dose-response impact from 5 mg/kg to 40 mg/kg was observed on PK endpoints, providing adequate information for future dose selection.

PK Timeframe for AT-001 Phase 1/2 SAD Cohorts
(each curve represents the mean of eight patients)

        As shown in the figures below, AT-001 demonstrated a linear PK profile, which we believe evidences a predictable dose response.

AT-001 Maximum Concentration (Cmax(1) mean)	AT-001 Area Under the Curve (AUC mean)

(1)
Cmax is the highest concentration of a drug in the blood after a dose is given.

        Because AR converts glucose to sorbitol, and AR activity is elevated in diabetic patients, sorbitol normalization to healthy subject levels can be used as a PD biomarker of target engagement and proof of biological activity. As shown in the figures below, which is representative of the AT-001-treated patients in the trial, as levels of AT-001 increase in the patients' blood, sorbitol levels are significantly reduced.

Representative PK Curves of AT-001 and Whole Blood Sorbitol Levels in Patients Treated with AT-001

        As shown in the figure below, which is representative of the placebo-treated patients in the trial, this effect was not observed in placebo patients, who demonstrated sorbitol increases over the timeframe of drug-related sorbitol reduction, due to food effects on sorbitol. These patients were given breakfast two hours post dose.

Representative Curve of Whole Blood Sorbitol Levels in Placebo-Treated Patients

        As shown in the figure below, a dose response was observed when percent reduction in sorbitol levels was calculated at the Cmax of the drug, which is approximately two hours, demonstrating higher reductions in sorbitol at higher doses of AT-001. Average sorbitol levels of healthy volunteers were observed to be approximately 470 ng/ml and approximately 750 ng/ml for diabetic patients. The average net difference in sorbitol levels between diabetic patients and healthy volunteers represents the approximate amount of sorbitol generated by abnormal AR activity, which is approximately 50% reduction on average. Baseline sorbitol levels seen in healthy volunteers are believed to be primarily due to dietary intake of sorbitol, as well as baseline AR activity, which is approximately 3% glucose metabolism through AR in healthy volunteers.

AT-001 Percent Reduction in Sorbitol, SAD Cohorts A1-A4

        The figure below depicts the average reduction in sorbitol from baseline to Cmax of two hours from each dose cohort, as captured by the figure above. Based on our trials, we believe the complete inhibition of aberrant AR activity seen in diabetic patients corresponds to an approximately 50% reduction in elevated sorbitol levels to the healthy volunteer average of 470 ng/ml. This was achieved in 25% of patients dosed at 10 mg/kg, 50% of patients dosed at 20 mg/kg and 75% of patients dosed at 40 mg/kg.

AT-001 Mean Reduction in Sorbitol by Dose, SAD Cohorts A1-A4

  MAD Portion of the Trial

        Our MAD trial was conducted on 40 type 2 diabetes patients, 10 patients per cohort, with 8 patients receiving AT-001 and 2 patients receiving placebo. The patients were dosed for seven consecutive days with 5 mg/kg, 20 mg/kg and 40 mg/kg once daily, or 20 mg/kg twice daily. Hourly blood samples were taken for PK and sorbitol measurements over a 12-hour period and again at 24 hours on days one and seven.

        As shown in the figure below, PK profile of AT-001 was similar on days one and seven, suggesting there was no first pass clearance or other PK effects due to repeat dosing over this time period.

AT-001 Multiple Dose PK Profile—No First Pass Clearance or Drug Accumulation at 5 mg/kg

        As shown in the figure below, effects on sorbitol from baseline to Cmax of two hours from each dose cohort were similar at day one and day seven, indicating that there is no correction for AT-001 effects in diabetic patients over this time period.

Comparison of % Reduction in Sorbitol from Baseline to Cmax at Day 1 and Day 7 of Dosing

        The figure below shows the effect on sorbitol levels over a 12-hour period in patients treated with 5 mg/kg, 20 mg/kg and 40 mg/kg doses versus placebo. Treatment with AT-001 resulted in dose-dependent AR inhibition as measured by sorbitol reduction over a 10- to 12-hour period.

Effect of AT-001 on Sorbitol Levels Over 12 Hours

  Protection from Post-Prandial AR Activation in Diabetic Patients

        The diabetic patients enrolled in this trial had well-controlled blood glucose levels. However, these patients still experienced periods of transient worsening of hyperglycemia, specifically following meals when there is excess glucose available. This transient post-prandial response leads to further activation of AR and is seen as an increase in blood sorbitol levels following meals in placebo treated patients, as shown in the figure above and in prior figures. Patients receiving AT-001 not only demonstrated reduced sorbitol levels, but were also protected from post-prandial AR activation.

  Phase 2a in DbCM Patients

        We have completed an extension to our Phase 1/2 clinical trial to evaluate the safety, tolerability and PK of AT-001 over a 28-day treatment period in approximately 30 type 2 diabetes patients with early-stage DbCM. The primary objectives were to explore the safety and tolerability of AT-001 over 28 days in patients with early-stage DbCM, and to examine the PK profiles of a flat dose of 3,000 mg per patient administered via three different dosing formulations and posologies: (1) a once-daily extended release, or ER, formulation in the form of four 750 mg tablets, (2) 1,500 mg BID rapid release capsule 12 hours apart and (3) 1,000 mg three times daily, or TID, 8 hours apart. Additionally, many DbCM patients displayed elevated levels of a cardiac biomarker, NTproBNP, which can be examined alongside sorbitol normalization as a biomarker of AT-001 biological activity. There were approximately 10 patients per cohort, with 8 patients receiving AT-001 and 2 patients receiving placebo.

  Pharmacokinetic Results

        Even though the ER tablet did not release AT-001 from the polymer binding as expected, which resulted in low levels of exposure over a six-hour period, it aided in determining the lowest efficacious dose, as this cohort did not demonstrate a significant clinical response on the cardiac biomarker endpoints. The 1,500 mg BID and 1,000 mg TID capsule dosing regimens provided sustained levels of AT-001 in the bloodstream throughout the 24-hour period, but with different PK signatures. The figure below shows the PK profile of AT-001 in 1,500 mg BID and 1,000 mg TID rapid release capsule and the once daily ER tablet.

PK Profile of AT-001 over 24 Hours

        Additionally, as shown in the figures below, BID dosing regimen provided a slightly higher Cmax at first dose administration, with levels dropping low, but still above zero, at 12 hours post-dose. The TID dosing regimen provided a lower Cmax at the first dose, but displayed an additive effect after second dose administration to achieve a Cmax at the second dose similar to that seen with the BID dosing regimen. Significant levels of AT-001 were sustained at all time-points with the TID dosing regimen.

AT-001 Cmax (mean)	AT-001 AUC (mean)

  Sorbitol Reduction

        As expected, due to the low exposure achieved with the ER tablet, only moderate sorbitol reduction was seen with the ER tablet as compared to the 1,500 mg BID and 1,000 mg TID rapid release capsule dosing regimens. However, both BID and TID capsule dosing regimens achieved the target range of sorbitol inhibition, normalizing sorbitol to that of healthy volunteers in many patients, and demonstrating statistically significant results versus placebo-treated patients at both two hours post-dose (Cmax) and when AUC was evaluated over 12 hours as shown in the figures below.

Sorbitol % Change at Cmax	Sorbitol AUC 1-12h

  NTproBNP Biomarker

        NTproBNP is a prohormone released by the heart in response to the stretching of the LV or changes in LV pressure. NTproBNP is well accepted as a blood-based biomarker of cardiac stress and function, and is used in the clinical setting to diagnose overt heart failure and acute myocardial infarction. Patients with early stage DbCM typically display lower levels of NTproBNP than patients with overt heart failure, but higher levels than non-DbCM diabetic patients or healthy volunteers. In diabetic patients, the level of NTproBNP prior to overt heart failure has been correlated with worsening cardiac outcomes over time. We hypothesized that by lowering the metabolic stress and damage to the heart caused by AR, AT-001 may affect NTproBNP levels in early stage DbCM patients. We demonstrated that treatment with AT-001 at 1,500 mg BID or 1,000 mg TID lowered mean NTproBNP levels across the cohort of treated patients over the 28-day treatment period versus placebo or the ER tablet. As shown in the figure below, both BID and TID treatment regimens displayed similar effects on NTproBNP, suggesting that the two different treatment regimens are similar in their effectiveness.

 Change in NTproBNP 0-28 Days

        Additionally, when NTproBNP levels were examined on an individual patient basis to assess the percent of patients that demonstrated a clinically meaningful reduction in NTproBNP, defined as a reduction of >25 pg/mL, the BID and TID dose cohorts produced a greater percent of clinical responders versus placebo or ER tablet patients, as shown in the figure below.

  Safety

        AT-001 was well tolerated over 28 days at all doses and regimens tested. No serious adverse events or drug-related adverse events were reported over the 28-day treatment period, and no clinically significant abnormal lab values were noted.

  Preclinical Studies

        In preclinical toxicology studies in dogs and rats, AT-001 was observed to be well tolerated up to 2,000 mg/kg per day, the maximum dose tested. No dose-limiting adverse effects or tolerability issues were observed. Additionally, no drug-related adverse effects were observed in hERG studies, micronucleus assays, Ames testing or any other preclinical safety and toxicology studies required for IND approval. Additionally, in vitro metabolism studies suggested that AT-001 is not significantly metabolized in hepatocytes and it does not inhibit cytochromes.

        In preclinical efficacy studies in diabetic and non-diabetic rats and mice, AT-001 was cardioprotective, preventing damage caused by ischemia in the left anterior descending ligation model of cardiac damage. As shown in the figures below, AT-001 in both pre-treatment and post-ischemia dosing models prevented cardiac damage, as measured by ischemic area, hemodynamic endpoints and biomarkers of heart damage.

AT-001 is Cardioprotective in Diabetic Models

  Clinical Development Plan

        Until recently, development in cardiovascular disease indications often required large outcome-based trials that examined survival and re-hospitalization as primary endpoints. These trials were extremely large, expensive and time-consuming, and were often confounded by comorbidities in the patient population. As a result, very few cardiovascular programs resulted in approved drugs. There has been a recent effort from the Division of Cardiovascular and Renal Products at the FDA, as well as at the European Medicines Agency, or EMA, to streamline drug development for cardiovascular disease to increase the probability of demonstrating a meaningful clinical effect in patients. Specifically in cardiomyopathies, where there is a direct functional link between hemodynamic endpoints, heart contractility and quality of life, there is a unique opportunity to demonstrate benefit of therapy in a smaller number of patients and shorter treatment period than was previously required. Recent clinical development programs in hereditary cardiomyopathies have pioneered smaller trials examining exercise tolerance and/or heart functional class as a primary endpoint. Based on this precedent, we plan to take a similar approach to development of AT-001 for the treatment of DbCM.

        Consistent with these developments, at our pre-IND meeting, the FDA indicated that we would not be required to examine survival and re-hospitalization endpoints, and confirmed that exercise tolerance would qualify as an appropriate primary endpoint in our DbCM trial. Accordingly, we expect to design our pivotal Phase 2/3 clinical trial to target this primary endpoint in stages 2 and 3 DbCM patients. The primary endpoint in the trial will be stabilization or decrease in slope of decline on exercise tolerance, as measured by timed walk or peak VO2, the rate of oxygen consumption measured during exercise. We also plan to evaluate heart function by echocardiogram-based hemodynamic endpoints and quality of life, as well as to explore biomarkers of heart inflammation and damage, and whether these may support accelerated approval. We anticipate that this trial will consist of 525 patients in three cohorts of approximately 175 patients each, including a placebo group, a low dose AT-001 group and a high dose AT-001 group. The trial treatment period will be 12 months, with the possibility of an interim analysis at six months. We plan to initiate this pivotal Phase 2/3 trial in 2019.

AT-001 for the Treatment of Diabetic Peripheral Neuropathy

  Overview

        We also intend to develop AT-001 for DPN, a debilitating neurodegenerative disease that significantly reduces patients' quality of life, and for which there are currently no FDA-approved treatments. We expect this indication will require a standard clinical development path, and as such we plan to pursue a strategic partnership in order to expand into this indication. Since many patients with DbCM also have DPN, we plan to collect proof-of-concept data through our DbCM program to support our efforts in our DPN program.

  Diagnosis and Current Standard of Care

        DPN is diagnosed by a simple neurological assessment, usually the Toronto Neuropathy Scoring System, which is administered in the physician's office and examines a patient's ability to feel various types of neurological stimuli on the hands and feet. AR activity has been shown to cause DPN. Epalrestat, an ARI, is approved in Japan, China and India to prevent further neuronal degeneration in DPN patients. However, there are no disease modifying therapies approved in the United States and Europe, and only symptomatic medications, such as Lyrica, are approved for pain associated with DPN. Although epalrestat was approved in Japan in 1992 based on very limited clinical data that would not have been sufficient for other markets, more recent academic studies have demonstrated an effect on MNCV and symptomatic pain endpoints in a wide range of diabetic patients. For example, a multicenter, three-year Phase 3 clinical trial conducted in Japan on epalrestat 150 mg versus placebo demonstrated that epalrestat prevented progression of DPN in diabetic patients versus placebo. Epalrestat prevented degeneration of nerve function, as measured by MNCV, and prevented worsening of symptomatic pain. A statistically significant effect was demonstrated in all patients regardless of low or high levels of glucose attached to their hemoglobin, as tested by a hemoglobin A1C (HbA1C) test.

        Epalrestat, which is now generic in Japan, reached peak sales of approximately $226 million in 2001. This is indicative of its widespread use in the Japanese diabetic population, which was approximately five million patients at the time of launch despite significant tolerability issues associated with use and five times daily dosing due to a very short half-life. We do not believe, however, that it is likely to be a candidate for further commercialization. Nevertheless, prior research on epalrestat evinces the role of AR in DPN and provides a clinical trial design to demonstrate efficacy in this indication.

  Market Opportunity

        Approximately 50% of the global diabetic population, or 226 million diabetic patients, suffer from DPN, with 23.0 million patients in North America and 29.0 million patients in Europe. Due to availability of generic epalrestat in China and India, we view the opportunity in these two markets to be limited as a result of pricing pressures and differentiation requirements with regard to epalrestat. However, we believe a significant market opportunity for a more effective ARI with a favorable dosing regimen still exists in Japan, a less price sensitive market where there is familiarity with the mechanism of action in the disease and use of epalrestat is high. As such, although we are currently focused on the U.S. market, we may expand our efforts into Japan opportunistically.

  Preclinical Studies

        In preclinical studies, AT-001 demonstrated improvements in neuronal degeneration in animal models of DPN and provided good exposure to peripheral nerve tissue, as measured by MNCV in sciatic and tail nerves of diabetic rats. As shown in the figures below, in a type 1 diabetic rat model of peripheral neuropathy, AT-001 treatment prevented peripheral neuronal damage, as measured by MNCV after six weeks of treatment with zopolrestat 30 mg/kg, epalrestat 15 mg/kg, AT-001 0.3 mg/kg, 3 mg/kg or 30 mg/kg, or placebo. The diabetic rats treated with placebo demonstrated a reduction in nerve function as measured by MNCV versus non-diabetic wild-type, or WT, rats, confirming that the six weeks of diabetes duration caused neuronal dysfunction. A dose-dependent reduction in neuronal dysfunction was observed in rats treated with AT-001, and treatment at 30 mg/kg of AT-001 completely prevented neuronal degeneration, with no statistical difference from non-diabetic WT rats. Effects of treatment with AT-001 demonstrated a similar effect versus zopolrestat or epalrestat at lower doses, and an increased effect at higher doses.

Induced Diabetic Rat Models (Six-Week Treatment)

        In a type 2 diabetic rat model, AT-001 demonstrated improvements in neuronal degeneration versus epalrestat. Zucker diabetic fatty, or ZDF, rats were treated with epalrestat 30 mg/kg, AT-001 1 mg/kg, 3 mg/kg or 10 mg/kg, or placebo for 12 weeks, and effects on neurons were measured by MNCV. The diabetic rats treated with placebo demonstrated a reduction in nerve function as measured by MNCV versus non-diabetic WT rats, confirming that the 12 weeks of diabetes duration caused neuronal dysfunction. Treatment with AT-001 showed a dose-dependent reduction in neuronal dysfunction, and treatment at 10 mg/kg completely prevented neuronal degeneration, with no statistical difference from non-diabetic WT rats. Effects of treatment with AT-001 demonstrated a similar effect versus epalrestat at a varying dose of 30 mg/kg of epalrestat versus 3 mg/kg of AT-001, and an increased effect at 1/3 the dose of 30 mg/kg of epalrestat versus 10 mg/kg of AT-001.

  Clinical Development Plan

        Since many DbCM patients often also suffer from DPN, we plan to incorporate DPN endpoints, such as MNCV, as a sub-study into our DbCM pivotal program to provide additional proof-of-concept for AT-001 in DPN. We plan to seek a strategic partnership to develop AT-001 for treatment of DPN and advance the program into Phase 3 clinical trial for this indication.

AT-007 for the Treatment of Galactosemia

  Overview

        We are developing AT-007, our CNS penetrant ARI product candidate, for the treatment of galactosemia, a devastating rare pediatric metabolic disease that affects how the body processes a simple sugar called galactose, and for which there is no known cure or approved treatment available. High levels of galactose circulating in the blood and tissues of galactosemia patients enable AR to convert galactose to a toxic metabolite, galactitol, which results in long-term complications ranging from CNS dysfunction to cataracts. AT-007 was specifically designed to be a CNS penetrant to address AR activity in the brain and potentially prevent CNS consequences of the disease. We believe galactosemia qualifies for accelerated approval under recently released draft FDA guidance for low prevalence, slowly progressing rare metabolic diseases. The guidance allows for a biomarker-based development program if clinical efficacy and a link to a relevant biomarker can be demonstrated in an animal model of disease. We have demonstrated that treatment with AT-007 in an animal model of galactosemia reduces toxic galactitol levels and prevents disease complications. Additionally, we believe that pediatric galactosemia may qualify for the RPD-PRV program. We are currently in late-stage preclinical development and intend to advance AT-007 into a Phase 1 clinical trial for treatment of galactosemia in adults in 2019.

  Diagnosis and Standard of Care

        Galactosemia is caused by severe deficiency in the GALK or GALT enzymes that metabolize galactose. Galactose is a sugar produced endogenously by the body, and is also a metabolite of lactose. Galactosemia is often fatal in infants within the first weeks of life if they are exposed to dietary lactose in the form of breast milk or dairy-based formula. As such, there is mandatory newborn screening for galactosemia in the United States and many countries in Europe. While prompt identification of infants with galactosemia and immediate implementation of a lactose-restricted diet prevents many fatalities, long-term consequences of disease persist due to endogenous generation of galactose within the body. We are specifically developing AT-007 for patients with severe enzyme deficiencies in GALK, which is referred to as type 2 galactosemia, and GALT, which is referred to as classic galactosemia. In these patients, despite dietary restriction, galactosemia manifests as a combination of CNS and systemic toxicities in tissues, including cognitive dysfunction and intellectual deficiencies, speech and motor pathologies, pre-senile cataracts and tremor, as well as ovarian insufficiency in females.

        Unlike severe forms of galactosemia, "clinical variant galactosemia" and "Duarte galactosemia" refer to partial reductions in various galactose metabolism enzymes; however, there does not appear to be any clinical consequence, as remaining activity is sufficient to metabolize galactose within the body. Patients with clinical variant and Duarte galactosemia do not require any intervention, in comparison to patients with severe GALK or GALT enzyme deficiencies.

        There are no treatments available for galactosemia, despite movement towards enzyme replacement therapy and gene editing and delivery technologies for many other rare diseases. This is because the major tissue-specific effects of galactosemia are seen in neurons in the brain, and delivery of recombinant enzymes, as well as gene delivery and editing, are difficult to accomplish across the blood-brain barrier and into neuronal cells, and current technologies have not yet been able to achieve therapeutic CNS delivery. Due to endogenous production of galactose within the body, infants with galactosemia develop significant complications even with immediate implementation of, and strict adherence to, a dairy-free diet. CNS complications include cognitive impairment, low IQ and speech and motor deficiencies. In addition, nearly all females develop ovarian insufficiency. Further to the damage that occurs in childhood, many adults also develop persistent cataracts and tremor, due to ongoing tissue deposition of galactitol in the eyes and peripheral nerves.

 AR Activity Causes Toxic Accumulation of Galactitol in Galactosemia

        As shown in the figure below, we believe that blocking AR activity shifts galactose metabolism to an alternative enzyme called galactose dehydrogenase, which allows galactose to be metabolized to galactonate, a benign substance that is removed in the urine.

  Market Opportunity

        The global incidence of galactosemia is estimated to be 1 in 50,000 to 1 in 90,000, depending on ethnicity. However, we believe that the U.S. galactosemia population is approximately 2,800 patients, based on newborn screening data identifying 2,500 infants through 2014, and the estimated birth rate of 80 patients per year. Prior studies estimated that the U.S. galactosemia population was higher based on the incidence rates, because they did not take into account that, prior to newborn screening, most infants with galactosemia died within a few weeks of birth. As a result, the disease prevalence is significantly lower, and the live population with galactosemia is largely age 40 and younger.

  Preclinical Studies

        A rat model of classic galactosemia, or GALT null, was recently developed at Emory University, and was shown to display similar levels of galactose and metabolites in blood and tissues to that of galactosemia patients. These rats develop many of the long-term complications associated with galactosemia in humans, including bilateral cataracts, as well as CNS deficiencies in motor coordination, cognition and learning, as quantified by rotarod and water maze testing. Characteristics of this model, including cataracts and high levels of galactose, galactitol and Gal-1P in blood and tissues such as liver and brain, are shown in the figure below.

Animal Model of GALT Deficiency

        As shown in the figures below, treatment with AT-007 in neonatal GALT null rats from day 1 to day 10 significantly reduced galactitol levels in target tissues, including blood, brain and liver, without increasing galactose or Gal-1P levels, and prevented complications associated with galactitol accumulation in tissues, including cataract formation and CNS dysfunction. The effects of AT-007 were dose dependent and corresponded with galactitol reduction. Rats treated with AT-007 also displayed reduced galactonate levels, supporting our hypothesis that ARIs increase metabolism of galactose by galactonate dehydrogenase.

AT-007 Treatment Significantly Reduced Galactitol Levels in Liver, Brain and Plasma

        Similar reductions in galactitol were observed at day 22 and at five months. Additionally, AT-007 prevented cataract formation in newborn rats at day 10, day 22 (as shown in the figure below) and at five months.

AT-007 Treatment Prevented Cataract Formation in Newborn Rats

        As shown in the figures below, greater doses of AT-007 reduced galactitol levels and the severity of cataracts.

AT-007 Cataract Dose Response

 AT-007 Galactitol Reduction Dose Response

        As shown in the figure below, AT-007 reduced galactonate levels, which we believe supports our hypothesis that AR inhibition activates galactonate dehydrogenase.

AT-007 Reduced Galactonate Levels at Day 22

        WT and GALT null rats were treated daily with AT-007 for five months, beginning on the day after birth, and were tested for cognitive outcomes via rotarod and water maze testing. Generally, rotarod tests both learning and motor coordination, while water maze tests intelligence and cognitive ability.

        As shown in the figure below, while galactosemic rats show deficits in learning and motor coordination versus WT rats, treatment with AT-007 was able to prevent these deficiencies and normalize cognitive and motor function.

AT-007 Treatment Prevented CNS Deficits in GALT Null Rats (Rotarod Test)

  Clinical Development Plan

        We are currently evaluating AT-007 in IND-enabling preclinical studies, and we plan to initiate a Phase 1 clinical trial in adults with galactosemia in 2019. Although much of the CNS damage seen in adults may be permanent and irreversible, prevention of further damage to tissues that occurs throughout adult life, such as cataract formation and tremor, may provide significant quality of life benefits to galactosemic adults. In pediatric studies we will seek to prevent any tissue damage from occurring, including neuronal damage in the brain that results in cognitive, intellectual, speech and motor deficits in infants and children.

        The Phase 1 clinical trial will be split into three parts—A, B and C. Part A will be designed as a SAD and MAD clinical trial in 24 to 32 healthy volunteers, 6 to 8 patients per cohort, with 2 patients receiving placebo. Part A will evaluate safety, tolerability and PK of AT-007 until maximum tolerated dose is achieved. The MAD portion of the trial will study seven days of consecutive treatment. Part B will be designed as an adaptive trial in 12 to 16 patients, 3 to 4 patients per cohort. Part B will evaluate safety, tolerability and PK in adult patients with galactosemia. Patients will receive either AT-007 or placebo, receiving a single dose four days prior to receiving 27 days of consecutive dosing. Biomarker levels of galactose and galactose metabolites, including galactitol, will also be measured in these patients to determine target engagement and proof of biological activity. The FDA has permitted us to use the same adult galactosemia patients for single and multiple dose exposure, due to the low prevalence of this condition and availability of patients for a clinical trial. If favorable effects are demonstrated in Part B, a Part C extension study examining safety and tolerability over longer dosing periods will be initiated in conjunction with availability of animal safety data.

        The FDA recently released draft guidance for industry on development of drugs for low prevalence (< 5,000 U.S. patients), slowly progressing rare diseases. Based on feedback from the FDA at our pre-IND meeting, we believe that galactosemia may qualify as such a disease, permitting an accelerated approval under the new guidance based upon examining surrogate metabolite biomarkers, such as galactitol, rather than clinical endpoints. We will seek to conduct a Phase 1 clinical trial in adults with galactosemia, where safety, tolerability and PK can be explored in conjunction with effects on galactitol levels in various tissues. Pending the successful outcome of the adult trial, we then intend to conduct an additional Phase 1 clinical trial in a pediatric population with a similar objective of demonstrating reduction in galactitol levels in various tissues, including the brain. Galactitol levels in the brain can be quantified via magnetic resonance imaging. Based on discussions with the FDA, we plan to transition from adults directly into children ages two to six, followed by infants ages one month to two years. Due to the early role of endogenous galactose production and resulting galactitol levels on neuronal damage, there is an urgency to treat prior to damage occurring. We plan to move as quickly as possible in clinical development from adults to infants and young children. We believe that a pediatric indication in galactosemia may qualify for the RPD-PRV program.

AT-003 for the Treatment of Diabetic Retinopathy

  Overview

        We are developing AT-003, an ARI designed to cross through the back of the eye when dosed orally, which has demonstrated strong retinal penetrance, for the treatment of DR. DR is an ophthalmic disease that occurs in diabetic patients, and for which treatments are currently limited to intravitreal administration. DR has been linked to AR activity, including elevations in sorbitol and subsequent changes in retinal blood vessels, which distorts vision and leads to permanent blindness. We are currently in late stages of preclinical development and intend to advance AT-003 into a Phase 1 clinical trial for the treatment of DR in 2020.

  Diagnosis and Current Standard of Care

        DR is diagnosed by routine dilated eye exam by an ophthalmologist. Annual or biennial ophthalmic exams to screen for DR are a recommended standard of care for diabetic patients under current treatment guidelines. Vascular endothelial growth factor, or VEGF, inhibitors, Lucentis (ranibizumab) and Eylea (aflibercept), are approved to treat severe or late-stage DR, but are limited by high cost, the need for intravitreal injection into the eye and the lack of therapeutic benefit in many patients. A need exists for safe, effective and tolerable treatments for DR early in the disease process that provide a benefit to a wide range of patients. AR is an attractive target for DR drug development since AR activity is upstream of VEGF activity in DR pathogenesis. AR has been shown to cause DR by inducing hyperosmolarity in retinal cells due to elevated sorbitol, as well as through fructose-mediated detrimental downstream effects, such as AGE generation and PKC activation. AR knock-out rats are protected from DR development, and several prior ARIs demonstrated efficacy on DR endpoints in clinical trials, but were not approved due to dose-limiting safety concerns.

  Market Opportunity

        A recent retrospective epidemiological analysis of diabetic patients globally confirmed that DR affects approximately 35% of diabetics, and is a leading cause of blindness worldwide. Based on the 2017 diabetes numbers, the global market for DR is approximately 158 million patients, with anticipated increase to 243 million by 2045. The current market is approximately 16.0 million in North America and 20.0 million in Europe.

  Preclinical Studies

        AT-003 displayed significant retinal penetration when dosed orally in diabetic rats. AT-003 was observed to be well tolerated over a seven-day dosing period in all doses tested, up to 1,000 mg/kg daily, with no adverse effects observed. Efficacy of AT-003 is currently being explored in two animal models of DR—an ischemic injury model (acute damage) and chronic diabetic treatment model.

  Clinical Development Plan

        Similar to AT-001, we plan to explore the safety, tolerability, PK profile and biomarker effects of AT-003 in a Phase 1a/1b clinical trial in diabetic patients. Assuming positive data in this trial, we plan to initiate a pivotal Phase 2/3 clinical trial of AT-003 in patients with DR to prevent disease progression versus placebo, as measured by subjective metrics, including fluoroscein angiography and optical coherence tomography, which are scans used in the examination and management of retinal diseases.

Our Early-Stage PI3K Program

        PI3Ks are a family of membrane-based enzymes containing a catalytic subunit that exists in four different isoforms: alpha, beta, delta and gamma. PI3K triggers a signaling cascade that regulates cell proliferation and survival, and is constitutively activated in many tumor cell lines. Prior PI3K inhibitors were nonselective for subunit inhibition, and were plagued by tolerability and safety issues, such as hepatic toxicity, severe diarrhea and colitis, hyperglycemia and hypertension, which are believed to be due to inhibition of the alpha and beta subunits. Selective inhibition of certain PI3K subunits may be advantageous in targeting tumor cells and maximizing response, while avoiding dose-limiting side effects and tolerability issues. Using similar strategies to our ARI program, we have developed highly selective PI3K inhibitors that target the delta subunit, as well as dual delta/gamma selectivity.

AT-104 for the Treatment of Orphan Hematological Oncology

        We expect to initially target orphan hematological oncology indications, including peripheral T-cell lymphoma, cutaneous T-cell lymphoma and T-cell acute lymphoblastic leukemia. We plan to initiate our clinical program in these indications in 2020. We are additionally developing selective alpha/gamma inhibitors to target solid tumors that constitutively express PI3K alpha.

Exclusive License Agreement with Columbia University

        On October 26, 2016, we entered into a license agreement with Columbia University. Pursuant to the 2016 Columbia Agreement, Columbia University granted us a royalty-bearing, sublicensable license that is exclusive with respect to certain patents, and non-exclusive with respect to certain know-how, in each case to develop, manufacture, and commercialize ARI products, including AT-001, AT-003 and AT-007. The license grant is worldwide with the exception of a single patent family covering AT-001 and AT-003 for which the license grant excludes China, Taiwan, Hong Kong and Macao. Under the 2016 Columbia Agreement, we are obligated to use commercially reasonable efforts to research, discover, develop and market licensed products for commercial sale in the licensed territory, and to comply with certain obligations to meet specified development and funding milestones within defined time periods. Columbia University retains the right to conduct, and grant third parties the right to conduct, non-clinical academic research using the licensed technology, provided that such research is not funded by a commercial entity or for-profit entity or results in rights granted to a commercial or for-profit entity. As the technology licensed to us under the 2016 Columbia Agreement was developed as a result of a U.S. government grant, the licenses granted to us under the agreement are subject to the terms of such grant, and to standard rights of the U.S. government under the Bayh-Dole Act, including the grant to the government of a non-exclusive, worldwide, freedom to operate license under any patents, and the requirement, absent a waiver, to manufacture products substantially in the United States.

        As consideration for entering into the 2016 Columbia Agreement, we made a nominal upfront payment to Columbia University and, following the occurrence of certain trigger events, issued to Columbia University shares equal to 5% of our outstanding common stock on a fully diluted basis at the time of issuance. We will be required to make further payments to Columbia University of up to an aggregate of $1.3 million for the achievement of specified development and regulatory milestones, and up to an aggregate of $1.0 million for the achievement of a specified level of aggregate annual net sales, in each case in connection with products covered by the 2016 Columbia Agreement. We will also be required to pay tiered royalties to Columbia University in the low- to mid-single digit percentages on our, our affiliates' and our sublicensees' net sales of licensed products, subject to specified offsets and reductions. In addition, we are required to make specified annual minimum royalty payments to

Columbia University in the mid six figures beginning on the 10th anniversary of the effective date of the agreement. As of the date of this prospectus, we have not granted any sublicenses under the 2016 Columbia Agreement. However, if we sublicense the rights granted under the 2016 Columbia Agreement to one or more third parties, we will be required to pay to Columbia University a portion of the net sublicensing revenue received from such third parties, at percentages between 10% and 20%, depending on the stage of development at the time such revenue is received from such third parties.

        Columbia University is responsible for the prosecution and maintenance of the licensed patents, in consultation with us, and subject to a requirement to give due consideration to our comments, at our expense. We have the first right, but not the obligation, to control the enforcement of licensed patents exclusively licensed to us against third parties. We are required to indemnify Columbia University for any third-party claims that arise from or relate to the 2016 Columbia Agreement.

        The 2016 Columbia Agreement will terminate upon the expiration of all our royalty payment obligations in all countries. We may terminate the 2016 Columbia Agreement for convenience upon 90 days' written notice to Columbia University. At its election, Columbia University may terminate the 2016 Columbia Agreement, or convert the licenses granted to us into non-exclusive, non-sublicensable licenses, in the case of (a) our uncured material breach upon 30 days' written notice (which shall be extended to 90 days if we are diligently attempting to cure such material breach), (b) our failure to achieve the specified development and funding milestone events, or (c) our insolvency.

Sales and Marketing

        Given our stage of development, we have not yet established a commercial organization or distribution capabilities. We intend to build a commercial infrastructure to support sales of our product candidates in the United States. We expect to manage sales, marketing and distribution through internal resources and third-party relationships. While we may commit significant financial and management resources to commercial activities, we will also consider collaborating with one or more pharmaceutical companies to enhance our commercial capabilities. Outside the United States, we plan to seek pharmaceutical partners for sales and marketing activities.

Manufacturing

        We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We depend on third-party contract manufacturing organizations, or CMOs, for all of our requirements of raw materials, drug substance and drug product for our preclinical research and our clinical trials for AT-001, AT-007 and AT-003. We have not entered into long-term agreements with our current CMOs. We intend to continue to rely on CMOs for later-stage development and commercialization of our current products, as well as the development and commercialization of any other product candidates that we may identify. Although we rely on CMOs, we have personnel and third-party consultants with extensive manufacturing experience to oversee the relationships with our contract manufacturers.

        We believe the synthesis of the drug substance for AT-001 and AT-007 are reliable and reproducible from readily available starting materials, and the synthetic routes are amenable to large-scale production and do not require unusual equipment or handling in the manufacturing process. We have obtained adequate supplies of the drug substance for AT-001 and AT-007 to satisfy our immediate clinical and preclinical demands.

        Drug product formulation development for AT-001 is in progress. We have contracted with a third-party manufacturer capable of both formulation development and drug product manufacturing through commercialization. We may identify a second drug product manufacturer in the future to add additional capacity and redundancy to our supply chain. In our completed Phase 1 SAD/MAD clinical trial of AT-001, we developed and utilized a rapid release capsule formulation filled with API powder. We have also developed an ER pressed tablet to support once-daily dosing, which we are currently evaluating.

We plan to dose AT-007 as a powder in a capsule for adult treatment, and will develop a dose suspension formulation for future pediatric treatment.

Competition

        The pharmaceutical industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technology, the expertise of our executive and scientific team, research, clinical capabilities, development experience and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Product candidates that we successfully develop and commercialize may compete with existing therapies and new therapies that may become available in the future.

        Our competitors may have significantly greater financial resources, established presence in the market, expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific, sales, marketing and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

        There are currently no therapies approved to treat DbCM. Entresto, a drug developed by Novartis International AG, or Novartis, is approved for acute heart failure, which can be caused by many conditions, including DbCM. However, we are aware that Novartis may be pursuing a label expansion for earlier treatment of generalized heart failure, which may overlap with our target disease stages in DbCM. Additionally, sponsors of sodium-glucose cotransporter-2, or SGLT2, inhibitors are pursuing broad cardiovascular labels in type 2 diabetes patients, which may include a subset of DbCM patients as part of the larger diabetic population at risk for heart failure. We are also aware of planned Phase 2 clinical trials on glucagon-like peptide-1, or GLP-1, agonists in DbCM, as well as anti-fibrotic therapies in Phase 1 clinical development. Many of these programs are sponsored by large pharmaceutical companies with a strong presence in cardiology and metabolic disease. Additionally, stem-cell targeted initiatives are in various stages of preclinical and early clinical development to stimulate regeneration of cardiac tissue to counter fibrosis in DbCM. There have been prior studies demonstrating effectiveness in DbCM of off-label use of sildenafil, although we do not believe this represents a commercially viable competitive threat.

        There are no disease modifying therapies approved to treat DPN outside of Japan, India and China. In these limited markets, epalrestat, another ARI, is approved to prevent worsening of DPN, and despite challenges in compliance due to frequent dosing three to five times daily, the drugs are generic and offer a low cost alternative. A more effective therapy with improved tolerability and dosing may offer an advantage. A re-formulation of proprietary crystalline epalrestat, BNV-222, is in development for DPN in Russia in a 12-month Phase 2/3 clinical trial, which completed enrollment in 2016, but has not yet reported any results.

        There are currently no therapies approved to treat galactosemia. Due to the importance of GALK and GALT enzymes within neurons in the CNS, we believe that enzyme replacement therapy is not an effective approach in this indication. Additionally, numerous mutations across ethnicities are responsible for loss of function in GALK or GALT, which presents significant challenges to potential gene editing approaches.

        There are several therapies approved to treat severe or late-stage forms of DR, or proliferative DR, such as diabetic macular edema and proliferative DR, including anti-VEGF therapies, Lucentis and Eylea, which represents approximately 20% of the larger DR population. There are currently no therapies approved to treat non-proliferative DR, an earlier stage of the disease upstream of vessel or capillary proliferation. However, there are significant additional clinical development efforts for other mechanistic interventions in early-stage or for non-proliferative DR.

        The following table summarizes the current competitive landscape for our initial target indications:

Disease	Product Type	Stage of Development
DbCM	Entresto (sacubitril/valsartan)	Approved for late stages of generalized cardiac heart failure; may pursue earlier stages of heart failure that may overlap with DbCM
	SGLT2 inhibitors	Approved for glucose control with additional label claiming cardiovascular benefit in diabetics; may achieve specific label in DbCM in future studies
	GLP-1 agonists	Approved; additional studies examining direct CV benefit in DbCM anticipated
	Anti-fibrotic therapies	Preclinical to Phase 1; may prevent collagen cross-linking and B-catenin remodeling
DPN	Epalrestat (ARI);	Approved as a generic in Japan, China and India
	BNV-22 epalrestat reformulation	Attempt to reformulate as a novel product in Russia in Phase 2/3 trial (no information available since 2016)
Galactosemia		None identified
DR	Anti-VEGFs (Lucentis; Eylea)	Approved for proliferative forms of DR—only 20% of DR population
	Other mechanisms	Phase 2a development for non-proliferative DR

Intellectual Property

        Our intellectual property is critical to our business and we strive to protect it, including by obtaining and maintaining patent protection in the United States and internationally for our product candidates, new therapeutic approaches and potential indications, and other inventions that are important to our business. Our policy is to seek to protect our proprietary and intellectual property position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important for the development and implementation of our business. We also rely on the skills, knowledge and experience of our scientific and technical personnel, as well as that of our advisors, consultants and other contractors. To help protect our proprietary know-how that is not patentable, we rely on confidentiality agreements to protect our interests. We require our employees, consultants and advisors to enter into confidentiality agreements prohibiting the disclosure of confidential information and requiring disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business.

        Our patent portfolio includes patents and patent applications that are exclusively licensed from Columbia University and patent applications that are owned by us. Our patent portfolio includes patents and patent applications that cover our product candidates AT-001, AT-003, AT-007 and AT-104, and the use of these candidates for therapeutic purposes. Our proprietary technology has been developed primarily through relationships with academic research centers and contract research organizations.

        For our product candidates, we will, in general, initially pursue patent protection covering compositions of matter and methods of use. Throughout the development of our product candidates, we seek to identify additional means of obtaining patent protection that would potentially enhance commercial success, including through additional methods of use, process of making, formulation and dosing regimen-related claims.

        In total, our patent portfolio, including patents licensed from Columbia University, comprises seven different patent families, filed in various jurisdictions worldwide, including families directed to composition of matter for AR inhibitors, and a family directed to methods of treating galactosemia and complications associated with galactosemia using AR inhibitors. Our patent portfolio includes issued patents in the United States, Europe, Japan, Australia and Canada. Our patent portfolio is outlined below:

Composition of Matter Patents

        AT-001 and AT-003.    As of April 1, 2019, we have exclusively licensed from Columbia University a patent family that includes 3 issued patents in the United States, 25 issued patents in Europe, Japan, Canada and Australia, 2 pending applications in the United States, and a pending application in Europe that claim the composition of matter of and certain methods of use with respect to AT-001 and AT-003. The 20-year term of the patents in this family runs through July 2031, absent any available patent term adjustments or extensions.

        AT-007.    We have exclusively licensed a patent family from Columbia University that includes an issued composition of matter patent in the United States and a pending European patent application that claim the composition of matter of and certain methods of use with respect to AT-007. In addition, we have also filed applications in Japan, China, Canada, Australia, Russia, Brazil, India, Israel, Mexico, New Zealand, Singapore and South Africa. The 20-year term of patents in this family runs through June 2037, absent any available patent term adjustments or extensions.

        AT-104.    We have exclusively licensed an early-stage patent family from Columbia University that currently includes one pending international patent application filed under the Patent Cooperation Treaty, or PCT, that claims the composition of matter of and certain methods of use with respect to AT-104. We intend to file national phase applications based on this PCT application before applicable deadlines. The 20-year term of any patents in this family that may issue will run through July 2038, absent any available patent term adjustments or extensions.

Methods for Treating Galactosemia

        We own a pending PCT patent application that claims methods for treating galactosemia and preventing complications associated with galactosemia using AT-007 and other inhibitors of AR. We plan to file national stage applications in the United States, Europe and other jurisdictions before the deadlines to file such applications. No patents have issued to date, but we expect that the 20-year term of patents that do issue in this family will run through July 2038, absent any available patent term adjustments or extensions.

        We expect to file future patent applications on innovations that are developed in the course of advancing our pipeline through preclinical and clinical development.

Patent Term and Term Extensions

        Individual patents have terms for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, utility patents issued for applications filed in the United States are granted a term of 20 years from the earliest effective filing date of a non-provisional patent application. In addition, in certain instances, the term of a U.S. patent can be extended to recapture a portion of the United States Patent and Trademark Office, or the USPTO, delay in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the restoration period cannot be longer than five years and the restoration period cannot extend the patent term beyond 14 years from FDA approval. In addition, only one patent applicable to an approved drug is eligible for the extension, and only those claims covering the approved drug, a method for using it, or a method of manufacturing may be extended. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. All taxes, annuities or maintenance fees for a patent, as required by the USPTO and various foreign jurisdictions, must be timely paid in order for the patent to remain in force during this period of time.

        The actual protection afforded by a patent may vary on a product by product basis, from country to country, and can depend upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions and the availability of legal remedies in a particular country and the validity and enforceability of the patent.

        Our patents and patent applications may be subject to procedural or legal challenges by others. We may be unable to obtain, maintain and protect the intellectual property rights necessary to conduct our business, and we may be subject to claims that we infringe or otherwise violate the intellectual property rights of others, which could materially harm our business. For more information, see the section titled "Risk Factors—Risks Related to Our Intellectual Property."

Trademarks and Know-How

        In connection with the ongoing development and advancement of our products and services in the United States and various international jurisdictions, we seek to create protection for our marks and enhance their value by pursuing trademarks and service marks where available and when appropriate. In addition to patent and trademark protection, we rely upon know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, by using confidentiality agreements with our commercial partners, collaborators, employees and consultants, and invention assignment agreements with our employees and consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed by our employees and through relationships with third parties. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our contractors, commercial partners, collaborators, employees, and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For more information, see the section titled "Risk Factors—Risks Related to Our Intellectual Property."

Government Regulation and Product Approval

        Government authorities in the United States, at the federal, state and local levels, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, pricing, quality control, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import and export of pharmaceutical products, such as those we are developing. The processes for obtaining regulatory approvals in the United States and in foreign countries, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

United States Government Regulation

        In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the drug development process, approval process or after approval, may subject an applicant to delays and a variety of administrative or judicial sanctions, such as the FDA's refusal to approve a pending New Drug Application, or NDA, withdrawal of an approval, imposition of a clinical hold, issuance of warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

        The process required by the FDA before a drug may be marketed in the United States generally involves:

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  completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA's good laboratory practice, or GLP, regulations;

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  submission to the FDA of an IND, which must become effective before human clinical trials may begin;

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  approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

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  performance of adequate and well-controlled clinical trials, in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the proposed drug for each indication;

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  submission to the FDA of an NDA;

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  satisfactory completion of an FDA advisory committee review, if applicable;

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  satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP requirements, and to assure that the facilities, methods and controls are adequate to preserve the drug's identity, strength, quality and purity;

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  satisfactory completion of an FDA inspection of selected clinical sites to assure compliance with GCPs and the integrity of the clinical data;

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  payment of user fees; and

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  FDA review and approval of the NDA.

  Preclinical Studies

        Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold or a partial clinical hold.

        In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

  Clinical Trials

        Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must continue to oversee the clinical trial while it is being conducted and reapprove the study at least annually. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their ClinicalTrials.gov website.

        Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined. In Phase 1, the drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an initial indication of its effectiveness. In Phase 2, the drug typically is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. In Phase 3, the drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the safety and efficacy of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.

        Progress reports detailing the results of the clinical trials must be submitted, at least annually, to the FDA, and more frequently if serious adverse events occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions, findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product, and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements, or if the drug has been associated with unexpected serious harm to patients.

  Marketing Approval

        Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product's chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of "filing" of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes 12 months from the date the NDA is submitted to the FDA because the FDA has approximately two months to make a "filing" decision. The FDA may further extend the review process for three additional months to consider new information provided by the applicant to address any outstanding deficiency identified by the FDA following the original submission.

        In addition, under the Pediatric Research Equity Act, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

        The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools.

        The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product's continued safety, quality and purity.

        The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

        Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. These pre-approval inspections may cover all facilities associated with an NDA submission, including component manufacturing, finished product manufacturing and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical trial sites to assure compliance with GCP requirements.

        The testing and approval process for an NDA requires substantial time, effort and financial resources, and takes several years to complete. Data obtained from preclinical and clinical testing are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval of an NDA on a timely basis, or at all.

        After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA's satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

        Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug's safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

  Orphan Drug Designation

        Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000, there is no reasonable expectation that sales of the drug in the United States will be sufficient to offset the costs of developing and making the drug available in the United States. Orphan drug designation must be requested before submitting an NDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

        If the FDA approves a sponsor's marketing application for a designated orphan drug for use in the rare disease or condition for which it was designated, the sponsor is eligible for a seven-year period of marketing exclusivity, during which the FDA may not approve another sponsor's marketing application for a drug with the same active moiety and intended for the same use or indication as the approved orphan drug, except in limited circumstances, such as if a subsequent sponsor demonstrates its product is clinically superior. During a sponsor's orphan drug exclusivity period, competitors, however, may receive approval for drugs with different active moieties for the same indication as the approved orphan drug, or for drugs with the same active moiety as the approved orphan drug, but for different indications. Orphan drug exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for a drug with the same active moiety intended for the same indication before we do, unless we are able to demonstrate that grounds for withdrawal of the orphan drug exclusivity exist, such as that our product is clinically superior. Further, if a designated orphan drug receives marketing approval for an indication broader than the rare disease or condition for which it received orphan drug designation, it may not be entitled to exclusivity.

  Special FDA Expedited Review and Approval Programs

        The FDA has various programs, including fast track designation, priority review, accelerated approval and breakthrough therapy designation, which are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

        To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. The FDA may review sections of the NDA for a fast track product on a rolling basis before the complete application is submitted. The FDA may do so if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

        The FDA may give a priority review designation to drugs that are designed to treat serious conditions, and if approved, would provide a significant improvement in treatment, or provide a treatment where no adequate therapy exists. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current PDUFA guidelines. Under the current PDUFA agreement, these six and ten month review periods are measured from the "filing" date rather than the receipt date for NDAs for new molecular entities, which typically adds approximately two months to the timeline for review and decision from the date of submission. Most products that are eligible for fast track designation are also likely to be considered appropriate to receive a priority review.

        Rare pediatric disease, or RPD, designation by the FDA enables priority review voucher, or PRV, eligibility upon U.S. market approval of a designated drug for rare pediatric diseases. The RPD-PRV program is intended to encourage development of therapies to prevent and treat rare pediatric diseases. The voucher, which is awarded upon NDA or Biologics License Application, or BLA, approval to the sponsor of a designated RPD can be sold or transferred to another entity and used by the holder to receive priority review for a future NDA or BLA submission, which reduces the FDA review time of such future submission from ten to six months.

        In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may be eligible for accelerated approval. To qualify, the FDA must determine that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a drug receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug may be subject to accelerated withdrawal procedures.

        Breakthrough therapy designation is for a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy.

        Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.

  Post-Approval Requirements

        Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications, manufacturing changes or other labeling claims, are subject to further testing requirements and prior FDA review and approval. There also are continuing annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as application fees for supplemental applications with clinical data.

        Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, including a boxed warning, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug's safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs.

        In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

        The FDA may also subject a drug to official lot release, which requires manufacturers to submit several items to the FDA with respect to each lot of a drug before it is released to distribution. These items include samples of each lot, a summary of the manufacturing history of the lot and the results of any tests performed on the lot.

        Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market.

        Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

  •
  restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

  •
  fines, warning letters or holds on post-approval clinical trials;

  •
  refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;

  •
  product seizure or detention, or refusal to permit the import or export of products; or

  •
  injunctions or the imposition of civil or criminal penalties.

        The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label, although physicians, in the practice of medicine, may prescribe approved drugs for unapproved indications. The FDA and other agencies actively enforce the laws and regulations prohibiting their promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant civil, criminal and administrative liability.

        In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

  Federal and State Fraud and Abuse, Data Privacy and Security, and Transparency Laws and Regulations

        In addition to FDA restrictions on marketing of pharmaceutical products, federal and state healthcare laws and regulations restrict business practices in the biopharmaceutical industry. These laws may impact, among other things, our current and future business operations, including our clinical research activities, and proposed sales, marketing and education programs and constrain the business or financial arrangements and relationships with healthcare providers and other parties through which we market, sell and distribute our products for which we obtain marketing approval. These laws include anti-kickback and false claims laws and regulations, data privacy and security, and transparency laws and regulations, including, without limitation, those laws described below.

        The federal Anti-Kickback Statute prohibits any person or entity from, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term "remuneration" has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated.

        A person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act or the civil monetary penalties laws.

        Federal civil and criminal false claims laws and civil monetary penalties laws, including the federal civil False Claims Act, which can be enforced by individuals through civil whistleblower and qui tam actions, prohibits any person or entity from, among other things, knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes "any request or demand" for money or property presented to the U.S. government. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies' marketing of products for unapproved, and thus non-reimbursable, uses.

        The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

        In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, impose specified requirements on certain types of individuals and entities relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA's security standards directly applicable to "business associates," defined as independent contractors or agents of covered entities, which include certain healthcare providers, healthcare clearinghouses and health plans, that create, receive, maintain or transmit individually identifiable health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorney's fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which are not pre-empted by HIPAA, differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

        The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other transfers of value made to physicians and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members.

        We may also be subject to state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, and state and local laws that require the registration of pharmaceutical sales representatives.

        Because of the breadth of these laws and the narrowness of available statutory exceptions and regulatory safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to significant criminal, civil and administrative penalties including damages, fines, individual imprisonment, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, disgorgement, exclusion from participation in government healthcare programs and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, implementation of corporate compliance programs, reporting of payments or transfers of value to healthcare professionals, and additional data privacy and security requirements.

  Coverage and Reimbursement

        The future commercial success of our product candidates, if approved, will depend in part on the extent to which third-party payors, such as governmental payor programs at the federal and state levels, including Medicare and Medicaid, private health insurers and other third-party payors, provide coverage of and establish adequate reimbursement levels for our product candidates. Third-party payors generally decide which products they will pay for and establish reimbursement levels for those products. In particular, in the United States, no uniform policy for coverage and reimbursement exists. Private health insurers and other third-party payors often provide coverage and reimbursement for products based on the level at which the government, through the Medicare program, provides coverage and reimbursement for such products, but also on their own methods and approval process apart from Medicare determinations. Therefore, coverage and reimbursement can differ significantly from payor to payor.

        In the United States, the European Union, or EU, and other potentially significant markets for our product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of products, particularly for new and innovative products, which often has resulted in average selling prices lower than they would otherwise be. Further, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the EU will put additional pressure on product pricing, reimbursement and usage. These pressures can arise from rules and practices of managed care groups, judicial decisions and laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical coverage and reimbursement policies and pricing in general.

        Third-party payors are increasingly imposing additional requirements and restrictions on coverage and limiting reimbursement levels for products. For example, federal and state governments reimburse products at varying rates generally below average wholesale price. These restrictions and limitations influence the purchase of products. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of products, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our product candidates, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. A payor's decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Adequate third-party payor reimbursement may not be available to enable us to realize an appropriate return on our investment in product development. Legislative proposals to reform healthcare or reduce costs under government insurance programs may result in lower reimbursement for our product candidates, if approved, or exclusion of our product candidates from coverage and reimbursement. The cost containment measures that third-party payors and providers are instituting and any healthcare reform could significantly reduce our revenues from the sale of any approved product candidates.

  Healthcare Reform

        The United States and some foreign jurisdictions are considering enacting or have enacted a number of additional legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our product candidates profitably, if approved. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts, which include major legislative initiatives to reduce the cost of care through changes in the healthcare system, including limits on the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded healthcare programs, and increased governmental control of drug pricing.

        There have been several U.S. government initiatives over the past few years to fund and incentivize certain comparative effectiveness research, including creation of the Patient-Centered

Outcomes Research Institute under the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the PPACA. It is also possible that comparative effectiveness research demonstrating benefits in a competitor's product could adversely affect the sales of our product candidates.

        The PPACA became law in March 2010 and substantially changed the way healthcare is financed by third-party payors, and significantly impacts the U.S. pharmaceutical industry. Among other measures that may have an impact on our business, the PPACA establishes an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; a new Medicare Part D coverage gap discount program; and a new formula that increases the rebates a manufacturer must pay under the Medicaid Drug Rebate Program. Additionally, the PPACA extends manufacturers' Medicaid rebate liability, expands eligibility criteria for Medicaid programs, and expands entities eligible for discounts under the Public Health Service Act. At this time, we are unsure of the full impact that the PPACA will have on our business.

        Since its enactment, there have been judicial and Congressional challenges to certain aspects of the PPACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the PPACA, and we expect such challenges and amendments to continue. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain PPACA provisions or otherwise circumvent requirements for health insurance mandated by the PPACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or Tax Act, includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate." On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain PPACA-mandated fees, including the so-called "Cadillac" tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on nonexempt medical devices. The Bipartisan Budget Act of 2018, or the BBA, among other things, amended the PPACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the "donut hole." In July 2018, CMS published a final rule permitting further collections and payments to and from certain PPACA qualified health plans and health insurance issuers under the PPACA adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. In December 2018, a U.S. District Court Judge in the Northern District of Texas, or Texas District Court Judge, ruled that the individual mandate is a critical and inseverable feature of the PPACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the PPACA are invalid as well. While the Texas District Court Judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the PPACA will impact the PPACA.

        In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. In August 2011, the President signed into law the Budget Control Act of 2011, as amended, which, among other things, included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which began in 2013 and, following passage of subsequent legislation, including the BBA, will continue through 2027 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was enacted which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

        Further, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration's budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a "Blueprint" to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. The U.S. Department of Health and Human Services, or HHS, has already started the process of soliciting feedback on some of these measures and is implementing others under its existing authority. For example, in September 2018, CMS announced that it will allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2019, and in October 2018, CMS proposed a new rule that would require direct-to-consumer television advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product. Although a number of these and other proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine which drugs and suppliers will be included in their healthcare programs. These measures could reduce future demand for our products or put pressure on our pricing.

        Additionally, in May 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017, or the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase I clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

Foreign Regulation

        In order to market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our product candidates. For example, in the EU, we must obtain authorization of a clinical trial application, or CTA, in each member state in which we intend to conduct a clinical trial. Whether or not we obtain FDA approval for a drug, we would need to obtain the necessary approvals by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the drug in those countries. The approval process varies from country to country and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others.

Legal Proceedings

        From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently a party to any material legal proceedings, and we are not aware of any pending or threatened legal proceeding against us that we believe could have a material adverse effect on our business, operating results or financial condition.

Facilities

        We lease the space for our principal executive offices in New York, New York, on a three-month basis. We believe that our facilities are adequate to meet our current needs.

Employees

        As of April 1, 2019, we had nine full-time employees, seven of whom were primarily engaged in research and development activities. A total of five employees have an M.D. or Ph.D. degree. None of our employees is represented by a labor union and we consider our employee relations to be good.

MANAGEMENT

        The following table sets forth information regarding our executive officers and directors, including their ages as of April 1, 2019:

NAME	AGE	POSITION(S)
Executive Officers
Shoshana Shendelman, Ph.D.(3)	40	President, Chief Executive Officer and Chair of the Board of Directors
Riccardo Perfetti, M.D., Ph.D.	59	Chief Medical Officer
Mark J. Vignola, Ph.D.	42	Chief Financial Officer
Directors
Franklin M. Berger, CFA*	69	Director
Les Funtleyder	49	Director
Stacy J. Kanter(1)(3)**	60	Director
Teena Lerner, Ph.D.(1)(2)	61	Director
Joel S. Marcus(1)(2)	71	Director
Jay S. Skyler, M.D., MACP(2)(3)	72	Director

(1)
Member of our audit committee.
(2)
Member of our compensation committee.
(3)
Member of our nominating and corporate governance committee.
*
Mr. Berger will resign from our board of directors contingent upon and effective immediately prior to the effectiveness of the registration of our common stock as a class of securities pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act.
**
Ms. Kanter will join our board of directors contingent upon and effective immediately prior to the effectiveness of the registration of our common stock as a class of securities pursuant to the Exchange Act.

Executive Officers

        Shoshana Shendelman, Ph.D. is our founder and has served as our President and Chief Executive Officer and as chair of our board of directors since January 2016. Prior to founding our company, she founded Clearpoint Strategy Group LLC, a boutique life sciences consulting firm, where she served as the Managing Director from July 2012 to December 2016, and served as a Senior Advisor from January 2017 to December 2018. Prior to that, she served as a scientific consultant and analyst at Bridge Scientific Consulting LLC. Dr. Shendelman received her B.S. in biochemistry from Brandeis University and a Ph.D. in Cellular, Molecular and Biophysical Studies (CMBS) from Columbia University Vagelos College of Physicians and Surgeons. We believe that Dr. Shendelman's extensive knowledge of our company as founder, President and Chief Executive Officer and her management background and experience in the healthcare industry qualifies her to serve on our board of directors.

        Riccardo Perfetti, M.D., Ph.D. has served as our Chief Medical Officer since August 2018. Prior to joining us, Dr. Perfetti served as a Senior Medical Officer, Vice President and Head of Global Medical Affairs, Diabetes and Cardiovascular Business Unit at Sanofi S.A., a publicly traded pharmaceutical company from October 2007 to September 2018. Prior to joining Sanofi, Dr. Perfetti served in various roles at Amgen Inc., a publicly traded biopharmaceutical company, including as a Director and Global Development Leader in diabetes, obesity, metabolism and endocrinology from December 2004 to August 2007. Dr. Perfetti was previously an associate professor of medicine at University of California in Los Angeles and a professor of medicine at the National Institutes of Health, or NIH. Dr. Perfetti practiced as an endocrinologist at Cedars-Sinai Medical Center and also served as Director of the Diabetes Research Laboratory and Director of the Outpatient Diabetes Program. Dr. Perfetti received his M.D. and Ph.D. in Endocrinology from University La Sapienza in Rome, Italy and received post-graduate training in endocrinology and molecular biology at NIH.

        Mark J. Vignola, Ph.D. has served as our Chief Financial Officer since April 2019. Prior to joining the company, from June 2015 to April 2019, he was Executive Director and Head of Corporate

Development and Investor Relations at Intercept Pharmaceuticals, a biopharmaceutical company. From July 2011 to May 2015, he was a member of the biotechnology equity research team at Needham and Co. Dr. Vignola received his B.S. in biology from Boston College and a Ph.D. in Molecular Genetics and Microbiology from Duke University.

Directors

        Franklin M. Berger, CFA has served as a member of our board of directors since January 2017. Mr. Berger worked at Sectoral Asset Management as a founder of the small-cap focused NEMO Fund from January 2007 through June 2008. Prior to that, he served at J.P. Morgan Securities, most recently as Managing Director, Equity Research and Senior Biotechnology Analyst and served in similar capacities at Salomon Smith Barney and Josephthal & Co. Mr. Berger has served as a member of the board of directors of Kezar Life Sciences, Inc. since November 2016, Five Prime Therapeutics, Inc. since October 2014, Immune Design Corp. since December 2014, Bellus Health, Inc. since May 2010, ESSA Pharma, Inc. since December 2015, and Proteostasis Therapeutics, Inc. since February 2016. Mr. Berger previously served as a member of the board of directors BioTime, Inc. and Seattle Genetics, Inc., both publicly held biotechnology companies. Mr. Berger received a B.A. degree in international relations and an M.A. degree in international economics from Johns Hopkins University, and an M.B.A. degree from the Harvard Business School. We believe that Mr. Berger's financial background and experience in the biotechnology industry combined with his experience serving on the boards of directors of multiple public companies qualifies him to serve on our board of directors.

        Les Funtleyder has served as a member of our board of directors since June 2016 and previously served as our interim Chief Financial Officer from December 2018 to April 2019. Mr. Funtleyder also serves as a healthcare portfolio manager at E Squared Capital Management, LLC since January 2014, a senior external advisor with McKinsey and Co. since June 2017, and a consulting partner at Bluecloud Health, a private equity healthcare fund, since December 2013. Mr. Funtleyder previously served as the director of strategic investments and communications of OPKO Health Inc., a publicly traded healthcare company. Mr. Funtleyder currently serves on the board of directors of several private healthcare companies and foundations. Mr. Funtleyder is also an adjunct professor at Columbia University Medical Center. Mr. Funtleyder received his B.A. from Tulane University and MPH from Columbia University Mailman School of Public Health. We believe that Mr. Funtleyder's extensive experience managing and investing in the healthcare industry qualifies him to serve on our board of directors.

        Stacy J. Kanter is expected to become a member of our board of directors contingent upon and effective immediately prior to the effectiveness of the registration of our common stock as a class of securities pursuant to the Exchange Act. Ms. Kanter has been practicing law for more than 30 years with Skadden, Arps, Slate, Meagher & Flom LLP, where she was a partner from 1993 until December 2018 and Head of the Global Capital Markets practice from 2009 until December 2018 and has been Of Counsel since January 2019. Ms. Kanter also chaired Skadden's Global Diversity and Inclusion Committee. Ms. Kanter was an associate at Skadden from 1984 to 1986 and from 1988 to 1993. Ms. Kanter served as a law clerk to the Honorable Raymond J. Dearie, United States District Court Judge for the Eastern District of New York from 1986 to 1987. Ms. Kanter received her B.S. in Business Administration and Management from the University at Albany School of Business and her J.D. from Brooklyn Law School. We believe that Ms. Kanter's extensive legal and business expertise in corporate finance and capital markets, corporate governance and mergers and acquisitions qualifies her to serve on our board of directors.

        Teena Lerner, Ph.D., has served as a member of our board of directors since March 2017. Dr. Lerner has served on the Technology Transfer Advisory Committee of The Rockefeller University since 2000. In 2002, Dr. Lerner founded Rx Capital Management LP, a healthcare equity hedge fund, and served as the Chief Executive Officer until 2006. Prior to that, she was a portfolio manager at

Pequot Capital Management, Inc., an investment advisory firm, and served as a Managing Director, Equity Research at Lehman Brothers Holdings Inc., a global financial services firm. Dr. Lerner received a B.S. from City University of New York-Brooklyn College, an MBA from New York University, Stern School of Business, a Ph.D. in Molecular Biology/Retrovirology from The Rockefeller University and a CFA charter from the Institute of Chartered Financial Analysts. We believe that Dr. Lerner's extensive expertise in various areas of the healthcare industry, including as investment banking and research, qualifies her to serve on our board of directors.

        Joel S. Marcus has served as a member of our board of directors since January 2017. Mr. Marcus founded Alexandria Real Estate Equities, Inc., or Alexandria Real Estate, a publicly traded real estate investment trust, and currently serves as Executive Chairman after previously serving as its Chairman since May 2007, Chief Executive Officer since March 1997 and a director since its founding in 1994. Mr. Marcus also co-founded and leads Alexandria Venture Investments, LLC, a strategic venture arm of Alexandria Real Estate. Prior to founding Alexandria Real Estate, Mr. Marcus had an extensive legal career specializing in corporate finance and capital markets, venture capital and mergers and acquisitions with special expertise in the biopharmaceutical industry. Mr. Marcus currently serves on the boards of directors of Intra-Cellular Therapies, Inc. and MeiraGTx Holdings plc, each a publicly traded biopharmaceutical company, as well as Atara Biotherapeutics, Inc., a publicly traded immunotherapy company. He also serves on the boards of directors of several private companies. Mr. Marcus received both his B.A. and J.D. from the University of California, Los Angeles. We believe that Mr. Marcus' extensive experience in the life sciences industry and as a chief executive officer and attorney qualifies him to serve on our board of directors.

        Jay S. Skyler, M.D., MACP has served on our board of directors since April 2019. Dr. Skyler is a Professor of Medicine, Pediatrics and Psychology and Deputy Director of the Diabetes Research Institute at the University of Miami in Florida, where he has been employed since 1976. Dr. Skyler has also served as Study Chairman for the National Institute of Diabetes & Digestive & Kidney Diseases Type 1 Diabetes clinical trials network. He was previously the President of the American Diabetes Association and Vice-President of the International Diabetes Federation. Dr. Skyler served as a director of Amylin Pharmaceuticals, Inc., a pharmaceutical company, until its acquisition by Bristol-Myers Squibb Company in August 2012, and served as a director of MiniMed, Inc., a medical device company, until its acquisition by Medtronic plc. in 2001. Dr. Skyler currently serves on the board of directors of DexCom, Inc., a publicly traded medical device company. He also serves on the boards of directors of several private companies. Dr. Skyler received a B.S. from Pennsylvania State University and an M.D. from Jefferson Medical College. We believe that Dr. Skyler's extensive expertise in the life sciences industry and his experience serving on the board of directors of a public company qualifies him to serve on our board of directors.

Family Relationships and Other Arrangements

        There are no family relationships among our directors and executive officers. Mr. Marcus was designated as a director to our board of directors by the majority of the holders of Series A Preferred Stock and Mr. Funtleyder was designated as a director to our board of directors by the majority of the holders of Series B Preferred Stock, each as pursuant to our amended and restated voting agreement, which will terminate upon the closing of this offering.

Board Composition

        Our board of directors currently consists of, and effective immediately prior to the effectiveness of the registration of our common stock as a class of securities pursuant to the Exchange Act will consist of, six members. In accordance with our amended and restated certificate of incorporation, which will be effective immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

  •
  the Class I directors will be Les Funtleyder and Stacy J. Kanter, and their terms will expire at the annual meeting of stockholders to be held in 2020;

  •
  the Class II directors will be Jay Skyler, M.D. and Joel S. Marcus, and their terms will expire at the annual meeting of stockholders to be held in 2021; and

  •
  the Class III directors will be Shoshana Shendelman, Ph.D. and Teena Lerner, Ph.D., and their terms will expire at the annual meeting of stockholders to be held in 2022.

        We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

        Under The Nasdaq Stock Market LLC, or Nasdaq, Marketplace Rules, or the Nasdaq Listing Rules, independent directors must comprise a majority of our board of directors as a public company within one year of listing.

        Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of our directors except Shoshana Shendelman and Les Funtleyder, representing two of our six directors, will have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and the listing requirements of the Nasdaq Listing Rules. Our board of directors has determined that Dr. Shendelman, by virtue of her position as our President and Chief Executive Officer, and Mr. Funtleyder, by virtue of his position as our Interim Chief Financial Officer, are not independent under applicable rules and regulations of the SEC and the Nasdaq Listing Rules. In making this determination, our board of directors considered the current and prior relationships that each non-employee director, including Ms. Kanter, has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, effective upon the effectiveness of this registration statement of which this prospectus is a part. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee has adopted a written charter that satisfies the applicable rules and regulations of the SEC and Nasdaq Listing Rules, which we will post on our website at www.appliedtherapeutics.com upon completion of this offering.

Audit Committee

        The audit committee is responsible for assisting our board of directors in its oversight of the integrity of our financial statements, the qualifications and independence of our independent auditors and our internal financial and accounting controls. The audit committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the audit committee. The audit committee also prepares the audit committee report that the SEC requires to be included in our annual proxy statement.

        Our audit committee will consist of Teena Lerner, Ph.D., Joel S. Marcus and Stacy J. Kanter. Our board of directors has determined that all three members are independent under the Nasdaq Listing Rules and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Ms. Kanter. Our board of directors has determined that Dr. Lerner and Mr. Marcus are each an "audit committee financial expert" as such term is currently defined in Item 407(d)(5) of Regulation S-K. Our board of directors has also determined that each member of our audit committee can read and understand fundamental financial statements, in accordance with applicable requirements. In arriving at these determinations, the board of directors has examined each audit committee member's scope of experience and the nature of their employment in the corporate finance sector.

Compensation Committee

        The compensation committee approves the compensation objectives for the company, the compensation of the chief executive officer and approves, or recommends to our board of directors for approval, the compensation for other executives. The compensation committee reviews all compensation components, including base salary, bonus, benefits and other perquisites.

        Our compensation committee will consist of Teena Lerner, Ph.D., Joel S. Marcus and Jay S. Skyler, M.D. Our board of directors has determined that all members are independent under the Nasdaq Listing Rules and are "non-employee directors" as defined in Rule 16b-3 promulgated under the Exchange Act. The chair of our compensation committee is Dr. Lerner.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee makes recommendations regarding corporate governance, the composition of our board of directors, identification, evaluation and nomination of director candidates and the structure and composition of committees of our board of directors. In addition, the nominating and corporate governance committee is responsible for developing and recommending corporate governance guidelines to our board of directors, as applicable to the company.

        Our nominating and corporate governance committee will consist of Shoshana Shendelman, Ph.D., Jay S. Skyler, M.D. and Stacy J. Kanter. The chair of our nominating and corporate governance committee is Dr. Skyler. Each member of the nominating and corporate governance committee is a non-employee director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act, an independent director as defined by the Nasdaq Listing Rules and is free from any relationship that would interfere with the exercise of his or her independent judgment, as determined by the board of directors in accordance with the applicable Nasdaq Listing Rules.

Compensation Committee Interlocks and Insider Participation

        None of the members of the compensation committee is currently, or has been at any time, one of our executive officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or on our compensation committee.

Code of Business Conduct and Ethics

        We have adopted a written code of business conduct and ethics, to be effective upon the completion of this offering, that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, and agents and representatives. The full text of our code of business conduct and ethics will be posted on our website at www.appliedtherapeutics.com upon completion of this offering. The nominating and corporate governance committee of our board of directors will be responsible for overseeing our code of business conduct and ethics and any waivers applicable to any director, executive officer or employee. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and agents and representatives, on our website identified above.

Limitation on Liability and Indemnification Matters

        Our amended and restated certificate of incorporation, which will become effective immediately after the completion of this offering, and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, limits our directors' liability, and may indemnify our directors and officers to the fullest extent permitted under Delaware General Corporation Law, or the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

  •
  transaction from which the director derives an improper personal benefit;

  •
  act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or redemption of shares; or

  •
  breach of a director's duty of loyalty to the corporation or its stockholders.

        These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or recession.

        The DGCL and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment or reimbursement of reasonable expenses, including attorneys' fees and disbursements, in advance of the final disposition of the proceeding.

        In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with some of our directors and officers. These indemnification agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as a director or officer, or any other company or enterprise to which the person provides services at our request.

        We maintain a directors' and officers' insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act and is therefore unenforceable.

 EXECUTIVE AND DIRECTOR COMPENSATION

        Our named executive officers for the year ended December 31, 2018, which consist of our principal executive officer and our two most highly compensated executive officers, are:

  •
  Shoshana Shendelman, Ph.D., our President and Chief Executive Officer;

  •
  Les Funtleyder, our former Interim Chief Financial Officer; and

  •
  Riccardo Perfetti, M.D., Ph.D., our Chief Medical Officer.

Summary Compensation Table

        The following table provides information regarding the compensation earned by our named executive officers for the year ended December 31, 2018.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)		Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Shoshana Shendelman, Ph.D.	2018	500,000	—		685,554	—	1,185,554
President and Chief Executive Officer
Les Funtleyder(4)	2018	—	30,242	(5)	—	—	30,242
Former Interim Chief Financial Officer
Riccardo Perfetti, M.D., Ph.D.(6)	2018	167,307	275,000	(7)	725,241	10,221	1,177,769
Chief Medical Officer

(1)
Salary amounts represent actual amounts paid during 2018. See "—Narrative to the Summary Compensation Table—Annual Base Salary" below.

(2)
In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted during fiscal year 2018 computed in accordance with ASC 718 for stock-based compensation transactions. Assumptions used in the calculation of these amounts are included in the notes to our financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

(3)
The amounts represent matching contributions made by us to the named executive officer's 401(k) plan account.

(4)
Mr. Funtleyder's employment with us commenced on December 26, 2018, and he resigned as interim Chief Financial Officer on April 27, 2019.

(5)
Reflects Mr. Funtleyder's sign-on bonus.

(6)
Dr. Perfetti's employment with us commenced on August 27, 2018.

(7)
Consists of Dr. Perfetti's sign-on bonus ($50,000) and an annual discretionary bonus for the 2018 calendar year ($225,000).

Narrative to the Summary Compensation Table

        Our board of directors reviews compensation annually for all employees, including our named executive officers. In setting executive base salaries and bonuses and granting equity incentive awards, we consider compensation for comparable positions in the market, the historical compensation levels of our executives, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our stockholders and a long-term commitment to our company.

        Our board of directors has historically determined our executive officers' compensation and has typically reviewed and discussed management's proposed compensation with our chief executive officer for all executives other than our chief executive officer. Based on those discussions and its discretion, our board of directors then approved the compensation of each executive officer. Upon the completion of this offering, the compensation committee will determine our executive officers' compensation and follow this process, but the compensation committee itself, rather than our board of directors, will approve the compensation of each executive officer.

Annual Base Salary

        Base salaries for our executive officers are initially established through arm's-length negotiations at the time of the executive officer's hiring, taking into account such executive officer's qualifications, experience, the scope of his or her responsibilities and competitive market compensation paid by other companies for similar positions within the industry and geography. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. In making decisions regarding salary increases, we may also draw upon the experience of members of our board of directors with executives at other companies. The 2018 base salaries for our named executive officers were as follows: (a) $500,000 for Dr. Shendelman and (b) $450,000 for each of Mr. Funtleyder and Dr. Perfetti.

Bonus

        Our named executive officers are eligible to receive discretionary annual bonuses of up to a percentage of each executive's gross base salary based on individual performance, company performance or as otherwise determined appropriate, as determined by our board of directors. In 2018, under the terms of his offer letter Dr. Perfetti was eligible for an annual discretionary bonus target of up to 40% of his base salary. Dr. Shendelman and Mr. Funtleyder did not have fixed annual target bonus percentages for 2018.

Equity-Based Incentive Awards

        Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees and consultants, including our named executive officers. As of December 31, 2018, stock option awards were the only form of equity awards we granted to our named executive officers.

        We have historically used stock options as an incentive for long-term compensation to our named executive officers because they are able to profit from stock options only if our stock price increases relative to the stock option's exercise price, which exercise price is set at the fair market value of our common stock on the date of grant. We may grant equity awards at such times as our board of directors determines appropriate. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

        Prior to this offering, all of the stock options we have granted were made pursuant to our 2016 Equity Incentive Plan, as amended, or the 2016 Plan. Following this offering, we will grant equity incentive awards under the terms of our 2019 Equity Incentive Plan, or the 2019 Plan. The terms of our equity plans are described below under "—Equity Incentive Plans."

        All options are granted with an exercise price per share that is no less than the fair market value of our common stock on the date of grant of such award. Our stock option awards generally vest over a three-year period, and may be subject to acceleration of vesting and exercisability under certain termination and change in control events. See "—Outstanding Equity Awards at Fiscal Year-End" below for additional information.

Outstanding Equity Awards at Fiscal Year-End

        The following table provides information regarding the outstanding equity awards held by our named executive officers as of December 31, 2018. All awards were granted pursuant to the 2016 Plan. See "—Equity Incentive Plans—2016 Equity Incentive Plan" below for additional information.

		Option Awards
Name and Principal Position	Grant Date	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)	Option Exercise Price ($)	Option Expiration Date
Shoshana Shendelman, Ph.D.
President and Chief Executive Officer	March 21, 2017(1)	9,208	18,416	1.00	March 21, 2027
	March 8, 2018(2)	—	726,961	1.44	March 7, 2028
Les Funtleyder
Former Interim Chief Financial Officer	June 21, 2016(3)	9,226	9,226	0.04	June 21, 2026
Riccardo Perfetti, M.D., Ph.D.
Chief Medical Officer	December 17, 2018(4)	—	213,424	1.44	December 16, 2028

(1)
This option vested in full as of April 22, 2019.

(2)
Two-thirds of this option was vested as of April 22, 2019, and the remainder will vest on March 8, 2020.

(3)
Two-thirds of this option has vested as of June 21, 2018, and the remainder one-third will vest on June 21, 2019.

(4)
One-third of this option was vested as of April 22, 2019, and the remainder will vest in 24 equal monthly installments thereafter.

IPO Option Grants

        Upon the pricing of this offering, our board of directors will grant options to purchase 5% of our outstanding shares of common stock immediately following this offering to Drs. Shendelman, Perfetti and Vignola under our 2019 Plan with an exercise price per share equal to the initial public offering price per share. One quarter of the shares underlying each of these options vest on the first anniversary of the date of grant and the remaining shares vest in 36 equal installments thereafter, subject to the executive officer's continuous employment with us at each vesting date.

Employment Arrangements

        Below are descriptions of our offer letters with Mr. Funtleyder and Dr. Perfetti. Dr. Shendelman is not currently party to an offer letter with us. The letters generally provide for at-will employment without any specific term and set forth the named executive officer's initial base salary and eligibility for employee benefits. The key terms of the offer letters with our named executive officers, including potential payments upon termination or change in control, are described below. Additionally, Mr. Funtleyder and Dr. Perfetti are entitled to certain severance benefits pursuant to his agreement, the terms of which are described under "—Potential Payments and Benefits upon Termination or Change in Control" below. Each of our named executive officers has executed a form of our standard confidential information and inventions assignment agreement.

        As described below, we anticipate entering into employment agreements with Drs. Shendelman and Perfetti that will be effective at the time of our initial public offering or shortly thereafter. It is expected that the employment agreements will generally provide for at-will employment without any specific term and set forth the named executive officer's initial base salary, eligibility for employee benefits and severance benefits upon a qualifying termination of employment or change in control of our company.

Agreement with Shoshana Shendelman

        We are currently finalizing the terms of Dr. Shendelman's employment with us. Under her employment agreement, she will be entitled to an annual base salary of $550,000, which may be adjusted from time to time, will be eligible to receive an annual target performance bonus of up to 50% of her base salary, as determined by our board of directors or compensation committee, and will be eligible to participate in all of the employee benefit plans that we generally make available to all of our employees. Additionally, Dr. Shendelman is expected to be entitled to certain severance benefits pursuant to her agreement, the terms of which are described under "—Potential Payments and Benefits upon Termination or Change in Control" below.

Agreement with Les Funtleyder

        In December 2018, we entered into an offer letter agreement with Mr. Funtleyder, our former Interim Chief Financial Officer. Pursuant to his offer letter, Mr. Funtleyder is entitled to an annual base salary of $450,000, a discretionary annual bonus, and a one-time sign-on bonus of $30,242. Additionally, pursuant to the terms of his offer letter, in March 2019, Mr. Funtleyder was granted an option to purchase 159,502 shares of our common stock that vests as follows: 25% of the shares were vested on the date of grant; 25% of the shares are eligible to vest on the first anniversary of the grant date; 25% of the shares are eligible to vest on the earlier of the pricing of this offering and the second anniversary of the grant date; and the remaining 25% of the shares are eligible to vest upon the earlier of the date the price of our common stock achieves a 30% increase over the price of a share in this offering and the third anniversary of the grant date, subject to Mr. Funtleyder's continued employment through each such date. This option grant represented the right to purchase 1% of our outstanding capital stock on a fully diluted basis as of the date of Mr. Funtleyder's offer letter. Mr. Funtleyder resigned as our interim Chief Financial Officer in April 2019 and in connection therewith, we expect to enter into a separation or transition agreement defining the terms of his transition from his former role as interim Chief Financial Officer. As consideration for entering into this agreement, Mr. Funtleyder's outstanding stock options received pursuant to his offer letter described above will be accelerated in full and he will receive payments equal to the monthly cost of his health insurance premiums at the time of termination, subject to his execution of a separation agreement and general release of claims in favor of our company.

Agreement with Riccardo Perfetti

        In April 2018, we entered into an offer letter agreement with Dr. Perfetti, our Chief Medical Officer. Pursuant to his offer letter, Dr. Perfetti is entitled to an annual base salary of $450,000 and a discretionary annual target bonus equal to 40% of his base salary. For the first year of his employment with us, one half of the target bonus was guaranteed. In addition, Dr. Perfetti received a one-time sign-on bonus of $100,000, with $50,000 payable on the first day of his employment and the remainder payable on the one year anniversary of his start date. Pursuant to his offer letter, Dr. Perfetti also received an option to purchase 213,424 shares of our common stock that vest as follows: one-third on August 27, 2019 and the remainder in 24 equal monthly installments thereafter, subject to Dr. Perfetti's continued employment through each such date. It is expected that our employment agreement with Dr. Perfetti will include the same terms regarding annual base salary and target performance bonus as stated in his current offer letter. Additionally, Dr. Perfetti is expected to be entitled to certain severance benefits pursuant to his agreement, the terms of which are described under "—Potential Payments and Benefits upon Termination or Change in Control" below.

Potential Payments and Benefits upon Termination or Change in Control

        Regardless of the manner in which a named executive officer's employment with us terminates, the named executive officer is entitled to receive amounts earned during their term of service, including salary and accrued unused vacation pay. In addition, each of the named executive officers is eligible for the following payments and benefits upon a qualifying termination of employment or a change in control:

Shoshana Shendelman

        Dr. Shendelman's outstanding options under the 2016 Plan will vest in full upon the occurrence of a change in control, subject to her continued service through the closing of the change in control (as defined in the 2016 Plan).

        It is expected that pursuant to the terms of Dr. Shendelman's proposed employment agreement, in the event of a qualifying termination, which includes an involuntary termination without "cause" and a "resignation for good reason," Dr. Shendelman will be eligible to receive at least (i) 18 months of her monthly base salary plus her target annual bonus, (ii) 18 months of payments equal to the monthly cost of her health insurance premiums at the time of termination, and (iii) accelerated vesting of any then-unvested shares subject to an outstanding option, subject to her execution of a separation agreement and general release of claims in favor of our company.

Les Funtleyder

        In accordance with the terms of his offer letter, if Mr. Funtleyder experiences a qualifying termination by us without cause or by Mr. Funtleyder for good reason, provided Mr. Funtleyder signs and allows to become effective a release of claims in a form acceptable to us, then to the extent not yet vested the 25% of the shares subject to the option granted to him pursuant to his offer letter that are scheduled to vest on the first anniversary of the grant date will vest in full, and the remaining unvested shares subject to the option that are subject to performance-based vesting will remain outstanding and continue to be eligible to vest upon the achievement of the underlying performance milestones for one year following the date of such qualifying termination. For this purpose "cause" is defined as set forth in the 2016 Plan, and "good reason" means resignation by Mr. Funtleyder due to reduction of his base salary, without his consent, by 20% or more in any 12-month period, other than an across-the-board decrease in base salary applicable to all of our executive officers, provided Mr. Funtleyder gives us written notice of his intent to terminate for good reason within 30 days following the salary reduction, we fail to remedy the salary reduction within 30 days following receipt of the notice and Mr. Funtleyder terminates his employment within 30 days following the end of our cure period.

        In addition, Mr. Funtleyder's outstanding options will vest in full upon the occurrence of a change in control, subject to his continued service through the closing of the change in control (as defined in the 2016 Plan).

Riccardo Perfetti

        Pursuant to Dr. Perfetti's offer letter, if Dr. Perfetti is involuntarily terminated by us, he is entitled to salary continuation for a period of six months.

        In addition, Dr. Perfetti's outstanding options under the 2016 Plan will vest in full upon the occurrence of a change in control, subject to his continued service through the closing of the change in control (as defined in the 2016 Plan).

        It is expected that pursuant to the terms of Dr. Perfetti's proposed employment agreement, in the event of a qualifying termination, which includes an involuntary termination without "cause" and a "resignation for good reason," Dr. Perfetti will be eligible to receive at least (i) 12 months of his monthly base salary plus his target annual bonus, (ii) 12 months of payments equal to the monthly cost of his health insurance premiums at the time of termination, and (iii) accelerated vesting of any then-unvested shares subject to an outstanding option, subject to his execution of a separation agreement and general release of claims in favor of our company.

Health and Welfare and Retirement Benefits; Perquisites

        All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, disability and life insurance plans, in each case on the same basis as all of our other employees. We generally do not provide perquisites or personal benefits to our named executive officers, except in limited circumstances.

401(k) Plan

        Our named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (Roth) basis, up to the statutorily prescribed annual limits on contributions under the Code. Contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. We currently make matching contributions into the 401(k) plan on behalf of participants equal to 100% on participant contributions up to 3% of their compensation and 50% on participant contributions up to an additional 2% of their compensation. Participants are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan's related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. Our board of directors may elect to adopt qualified or nonqualified benefit plans in the future, if it determines that doing so is in our best interests.

Equity Incentive Plans

2019 Equity Incentive Plan

        Our board of directors adopted our 2019 Plan on April 24, 2019 and our stockholders approved our 2019 Plan on April 26, 2019. Our 2019 Plan is a successor to and continuation of the 2016 Equity Incentive Plan, or the 2016 Plan. The 2019 Plan will become effective upon, and no stock awards may be granted under the 2019 Plan until, the date of the underwriting agreement related to this offering. Once the 2019 Plan is effective, no further grants will be made under the 2016 Plan.

        Stock Awards.    Our 2019 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards and other forms of stock awards to employees, directors and consultants, including employees and consultants of our affiliates.

        Authorized Shares.    Initially, the maximum number of shares of our common stock that may be issued under our 2019 Plan after it becomes effective will be 4,530,000 shares, which is the sum of (1) 1,618,813 new shares, plus (2) the number of shares (not to exceed 2,911,187 shares) (i) that remain available for the issuance of awards under the 2016 Plan at the time our 2019 Plan becomes effective, and (ii) any shares subject to outstanding stock options or other stock awards that were granted under the 2016 Plan that (A) terminate or expire prior to exercise or settlement; (B) are forfeited because of the failure to vest; or (C) are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price. In addition, the number of shares of our common stock reserved for issuance under our 2019 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2020 (assuming the 2019 Plan becomes effective in 2019) through January 1, 2029, in an amount equal to 5% of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2019 Plan is 13,000,000 shares.

        Shares subject to stock awards granted under our 2019 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under our 2019 Plan. If any shares of common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us for any reason, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2019 Plan. Any shares reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under the 2019 Plan.

        The maximum number of shares of common stock subject to stock awards granted under the 2019 Plan or otherwise during any one calendar year to any non-employee director, taken together with any cash fees paid by us to such non-employee director during such calendar year for service on the board of directors, will not exceed $750,000 in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to our board of directors, $1,100,000.

        Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our 2019 Plan and is referred to as the "plan administrator" herein. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under our 2019 Plan, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

        Under the 2019 Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant, (1) the reduction of the exercise, purchase, or strike price of any outstanding award; (2) the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or (3) any other action that is treated as a repricing under U.S. GAAP.

        Stock Options.    ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2019 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2019 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

        The plan administrator determines the term of stock options granted under the 2019 Plan, up to a maximum of 10 years. Unless the terms of an optionholder's stock option agreement provide otherwise, if an optionholder's service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws or our insider trading policy. If an optionholder's service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder's service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

        Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO or (5) other legal consideration approved by the plan administrator.

        Unless the plan administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer in each case, (i) an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument and (ii) an optionholder may designate a beneficiary who may exercise the option following the optionholder's death.

        Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

        Restricted Stock Unit Awards.    Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited once the participant's continuous service ends for any reason.

        Restricted Stock Awards.    Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant's service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

        Stock Appreciation Rights.    Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2019 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

        The plan administrator determines the term of stock appreciation rights granted under the 2019 Plan, up to a maximum of 10 years. If a participant's service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such termination of service is prohibited by applicable securities laws or our insider trading policy. If a participant's service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

        Performance Awards.    The 2019 Plan permits the grant of performance-based stock and cash awards. Our compensation committee may structure awards so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period.

        The performance goals that may be selected include one or more of the following: (i) sales; (ii) revenues; (iii) assets; (iv) expenses; (v) market penetration or expansion; (vi) earnings from operations; (vii) earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization, incentives, service fees or extraordinary or special items, whether or not on a continuing operations or an aggregate or per share basis; (viii) net income or net income per common share (basic or diluted); (ix) return on equity, investment, capital or assets; (x) one or more operating ratios; (xi) borrowing levels, leverage ratios or credit rating; (xii) market share; (xiii) capital expenditures; (xiv) cash flow, free cash flow, cash flow return on investment, or net cash provided by operations; (xv) stock price, dividends or total stockholder return; (xvi) development of new technologies or products; (xvii) sales of particular products or services; (xviii) economic value created or added; (xix) operating margin or profit margin; (xx) customer acquisition or retention; (xxi) raising or refinancing of capital; (xxii) successful hiring of key individuals; (xxiii) resolution of significant litigation; (xxiv) acquisitions and divestitures (in whole or in part); (xxv) joint ventures and strategic alliances; (xxvi) spin-offs, split-ups and the like; (xxvii) reorganizations; (xxviii) recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings; (xxix) strategic business criteria, consisting of one or more objectives based on the following goals: achievement of timely development, design management or enrollment, meeting specified market penetration or value added, payor acceptance, patient adherence, peer reviewed publications, issuance of new patents, establishment of or securing of licenses to intellectual property, product development or introduction (including, without limitation, any clinical trial accomplishments, regulatory or other filings, approvals or milestones, discovery of novel products, maintenance of multiple products in pipeline, product launch or other product development milestones), geographic business expansion, cost targets, cost reductions or savings, customer satisfaction, operating efficiency, acquisition or retention, employee satisfaction, information technology, corporate development (including, without limitation, licenses, innovation, research or establishment of third-party collaborations), manufacturing or process development, legal compliance or risk reduction, patent application or issuance goals, or goals relating to acquisitions, divestitures or other business combinations (in whole or in part), joint ventures or strategic alliances; and (xxx) other measures of performance selected by the board of directors.

        The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Our board of directors is authorized at any time in its sole discretion, to adjust or modify the calculation of a performance goal for such performance period in order to prevent the dilution or enlargement of the rights of participants, (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting us, or our financial statements in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions; or (c) in view of the board of director's assessment of our business strategy, performance of comparable organizations, economic and business conditions, and any other circumstances deemed relevant. Specifically, the board of directors is authorized to make adjustments in the method of calculating attainment of performance goals and objectives for a performance period as follows: (i) to exclude the dilutive effects of acquisitions or joint ventures; (ii) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; and (iii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends. In addition, the board of directors is authorized to make adjustments in the method of calculating attainment of performance goals and objectives for a performance period as follows: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated net sales and operating earnings; to exclude the effects of changes to generally accepted accounting standards required by the Financial Accounting Standards Board; (iv) to exclude the effects of any items that are "unusual" in nature or occur "infrequently" as determined under U.S. GAAP; (v) to exclude the effects to any statutory adjustments to corporate tax rates; and (vi) to make other appropriate adjustments selected by the board of directors.

        Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

        Changes to Capital Structure.    In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2019 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

        Corporate Transactions.    Our 2019 Plan provides that in the event of certain specified significant corporate transactions (or a change in control, as defined below), unless otherwise provided in an award agreement or other written agreement between us and the award holder, the plan administrator may take one or more of the following actions with respect to such stock awards:

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  arrange for the assumption, continuation, or substitution of a stock award by a successor corporation;

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  arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

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  accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised (if applicable) at or before the effective time of the transaction;

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  arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us;

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  cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised before the effective time of the transaction, in exchange for a cash payment, if any; or

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  make a payment equal to the excess, if any, of (A) the value of the property the participant would have received on exercise of the award immediately before the effective time of the transaction, over (B) any exercise price payable by the participant in connection with the exercise.

        The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants.

        Under the 2019 Plan, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, or (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

        Change in Control.    In the event of a change in control, the plan administrator may take any of the above-mentioned actions. Awards granted under the 2019 Plan may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur. Under the 2019 Plan, a change in control is generally (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock, (2) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction, (3) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction, (4) a complete dissolution or liquidation of the company or (5) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date of the underwriting agreement related to this offering, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

        Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2019 Plan, provided that such action does not materially impair the existing rights of any participant without such participant's written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2019 Plan. No stock awards may be granted under our 2019 Plan while it is suspended or after it is terminated.

2016 Equity Incentive Plan

        General.    Our board of directors adopted and our stockholders initially approved the 2016 Plan in June 2016. Our board of directors subsequently amended the 2016 Plan in December 2016, June 2018 and November 2018 (and our stockholders subsequently approved the amendments to the 2016 Plan in December 2016 and April 2019) the purpose of which was to increase the number of shares available for issuance under the 2016 Plan (the June 2018 amendment also amended the 2016 Plan to accelerate in full, all options granted under the plan, upon a change of control (as defined in the 2016 Plan)). The 2016 Plan will be terminated in connection with our adoption of the 2019 Plan; however, awards outstanding under the 2016 Plan continue in full effect in accordance with their existing terms.

        Share Reserve.    As of December 31, 2018, 2,966,241 shares of our common stock were reserved for issuance under the 2016 Plan, and options to purchase 1,202,979 shares of common stock, at exercise prices ranging from $0.04 to $1.44 per share, or a weighted-average exercise price of $1.35 per share, were outstanding under the 2016 Plan.

        Administration.    Our board of directors has administered the 2016 Plan since its adoption, however, following this offering, the compensation committee of our board of directors will generally administer the 2016 Plan. Our board of directors has full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2016 Plan. Our board of directors may modify, extend or renew outstanding options or may accept the cancellation of outstanding options (whether granted by us or another issuer) in return for the grant of new options for the same or a different number of shares and at the same or a different exercise price.

        Types of Awards.    The 2016 Plan provides for the grant of incentive stock options and nonstatutory stock options to purchase shares of our common stock, equity appreciation rights awards, restricted stock awards, restricted stock units, performance awards and other stock-based awards to employees, members of our board of directors and consultants. Incentive stock options may be granted only to employees.

        Options.    The exercise price of options granted under the 2016 Plan may not be less than 100% of the fair market value of our common stock on the grant date. Options expire at the time determined by the administrator, but in no event more than ten years after they are granted, and generally expire earlier if the optionholder's service terminates.

        Changes in Capitalization.    If we at any time change the number of shares of common stock issued without new consideration (such as by stock dividend or stock split), the total number of shares of common stock reserved for issuance under the 2016 Plan, the maximum number of shares of common stock which may be made subject to incentive stock options during the term of the 2016 Plan, and the number of shares of common stock covered by each then outstanding award will be equitably adjusted and the aggregate consideration payable to us, if any, will not be changed.

        Corporate Transactions.    Unless in connection with a change of control, in the event of any merger, consolidation or reorganization of us with or into another entity other than a merger, consolidation or reorganization in which we are the continuing entity and which does not result in the outstanding shares of our common stock being converted into or exchanged for different securities, cash or other property, or any combination thereof, we may substitute, on an equitable basis for each share of common stock then subject to an outstanding award, the number and the kind of shares of stock, other securities, cash or other property to which holders of shares of common stock will be entitled pursuant to the transaction.

        Change of Control.    Unless otherwise expressly provided in the applicable award agreement governing an award, upon a change of control, our board of directors (or a committee thereof) may:

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  provide for the acceleration of vesting with respect to, all or any portion of an award;

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  cancel an award for a cash payment equal to the fair market value which, in the case of stock options will be deemed to be equal to the excess, if any, of the value of the consideration to be paid in the change of control transaction to holders of the same number of shares of common stock subject to the options over the aggregate exercise price;

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  provide for the issuance of a substitute award that will substantially preserve the otherwise applicable terms of any affected award;

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  terminate unvested stock options without providing accelerated vesting; or

  •
  take any other action with respect to the awards our board of directors or committee deems appropriate.

        The treatment of awards upon a change of control may vary among the award types and participants in the sole discretion of our board of directors.

        In general, a "change of control" means the acquisition of the company by another entity by means of any transaction or series of related transactions, unless our stockholders of record immediately prior to such transaction or series of related transactions hold, immediately after such transaction or series of related transactions, at least 50% of the voting power of the surviving or acquiring entity; or a sale of all or substantially all of our assets, subject to certain exceptions.

        Transferability.    A participant may not transfer stock awards under the 2016 Plan other than by will, the laws of descent and distribution, or as otherwise provided under the 2016 Plan.

        Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend or terminate the 2016 Plan, provided that such action is approved by our stockholders to the extent stockholder approval is necessary. As described above, the 2016 Plan will terminate upon the effective date of the 2019 Plan.

2019 Employee Stock Purchase Plan

        Our board of directors adopted, the 2019 Employee Stock Purchase Plan, or the ESPP, on April 24, 2019 and our stockholders subsequently approved the ESPP on April 26, 2019. The ESPP will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code for U.S. employees.

        Share Reserve.    Following this offering, the ESPP authorizes the issuance of 180,000 shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2020 (assuming the ESPP becomes effective in 2019) through January 1, 2029, by the lesser of (1) 1% of the total number of shares of our common stock outstanding on the last day of the calendar month before the date of the automatic increase and (2) 360,000 shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2). As of the date hereof, no shares of our common stock have been purchased under the ESPP.

        Administration.    Our board of directors administers the ESPP and may delegate its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

        Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (1) 85% of the fair market value of a share of our common stock on the first date of an offering or (2) 85% of the fair market value of a share of our common stock on the date of purchase.

        Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week, (2) being customarily employed for more than five months per calendar year or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

        Changes to Capital Structure.    In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (1) the class(es) and maximum number of shares reserved under the ESPP, (2) the class(es) and maximum number of shares by which the share reserve may increase automatically each year, (3) the class(es) and number of shares subject to and purchase price applicable to outstanding offerings and purchase rights and (4) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

        Corporate Transactions.    In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants' accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days before such corporate transaction, and such purchase rights will terminate immediately.

        Under the ESPP, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction and (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

        ESPP Amendment or Termination.    Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder's consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Non-Employee Director Compensation

        We have not historically had a formal compensation policy with respect to service on our board of directors, but we have reimbursed our non-employee directors for direct expenses incurred in connection with attending meetings of our board of directors or its committees, and occasionally granted stock options.

        In April 2019, our board of directors approved a non-employee director compensation policy that will be effective upon the effectiveness of the registration statement of which this prospectus is a part. Under this policy, we will pay each of our non-employee directors a cash retainer for service on the board of directors and for service on each committee on which the director is a member. The chairperson of each committee will receive a higher retainer for such service. These retainers are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment will be prorated for any portion of such quarter that the director is not serving on our board of directors or the applicable committee. No retainers will be paid in respect of any period prior to the completion of this offering. The retainers to be paid to non-employee directors for service on the board of directors and for service on each committee of the board of directors on which the director is a member are as follows:

Position	Annual Service Retainer	Chairperson Additional Retainer
Board of Directors	$40,000	$—
Audit committee	7,500	15,000
Compensation committee	6,000	12,000
Nominating and corporate governance committee	4,000	8,000

        In addition, under our non-employee director compensation policy, each non-employee director elected to our board of directors after the completion of this offering will receive an option to purchase 20,460 shares of our common stock. In connection with our initial public offering, each of our non-employee directors will also receive options to purchase 20,460 shares of our common stock under our 2019 Plan upon the pricing of this offering with an exercise price per share equal to the initial public offering price per share. The shares subject to each such stock option will vest monthly over a three-year period, subject to the director's continued service as a director. Further, on the date of each annual meeting of stockholders held after the completion of this offering, each non-employee director that continues to serve as a non-employee director will receive an option to purchase 10,230 shares of our common stock. The shares subject to each such stock option will vest in equal monthly installments over the 12 months following the date of grant and, notwithstanding the foregoing, will be fully vested on the date of Company's next annual stockholder meeting, subject to the director's continued service as a director. The exercise price per share of these options will equal the fair market value of our common stock on the date of grant. All options granted under this policy will vest in full upon the occurrence of a change in control (as defined in the 2019 Plan) prior to the termination of the director's continuous service.

        This policy is intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors' interests with those of our stockholders.

2018 Director Compensation Table

        The following table sets forth information regarding the compensation earned for service on our board of directors by our non-employee directors during the year ended December 31, 2018. No directors received any cash compensation for their service on our board of directors during 2018. Dr. Shendelman and Mr. Funtleyder also served on our board of directors, but did not receive any additional compensation for their service as a director and therefore are not included in the table below. The compensation for Dr. Shendelman and Mr. Funtleyder, as named executive officers, is set forth above under "—Summary Compensation Table."

Name	Option Awards(1) ($)		Total ($)
Franklin M. Berger, CFA	26,051	(2)	26,051
Joel S. Marcus	—		—
Teena Lerner, Ph.D.	—		—

(1)
In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted during fiscal year 2018 computed in accordance with ASC 718. Assumptions used in the calculation of these amounts are included in the notes to our financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by our non-employee directors upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such stock options.

(2)
Represents an option to purchase 27,624 shares of our common stock granted in March 2018 at an exercise price of $1.44 per share.

        The following table provides information regarding the number of shares of common stock underlying stock options granted to our non-employee directors that were outstanding as of December 31, 2018.

Name	Option Awards Outstanding at December 31, 2018
Franklin M. Berger, CFA	46,077
Joel S. Marcus	18,453
Teena Lerner, Ph.D.	18,453

Rule 10b5-1 Sales Plans

        Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell our common shares on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under such plan would be prohibited by the lock-up agreement that the director or officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The following includes a summary of transactions since January 20, 2016 (date of inception) and any currently proposed transactions, to which we were or are to be a participant, in which (1) the amount involved exceeded or will exceed the lesser of (i) $120,000 or (ii) 1% of the average of our total assets for the last two completed fiscal years, and (2) any of our directors, executive officers or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section titled "Executive and Director Compensation."

        We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that we would pay or receive, as applicable, in arm's-length transactions.

Columbia University License Agreements

        In October 2016, we entered into the 2016 Columbia Agreement, whereby, among other things, Columbia University granted to us an exclusive license under certain patents, and a non-exclusive license to certain know-how, in each case to develop, manufacture, and commercialize ARI products, including AT-001, AT-003 and AT-007. As partial consideration of Columbia University's execution and delivery of the 2016 Columbia Agreement, Columbia University was issued 486,077 shares of our common stock, the approximate fair value of which was $0.5 million. See the section titled "Business—Exclusive License Agreement with Columbia University" for more information on the 2016 Columbia Agreement.

        In January 2019, we entered into a second license agreement with Columbia University, or the 2019 Columbia Agreement, whereby, among other things, Columbia University granted to us an exclusive license under certain patents, and a non-exclusive license to certain know-how, in each case to develop, manufacture and commercialize PI3K inhibitor products. As consideration, we made a nominal upfront payment to Columbia University. See our financial statements included elsewhere in this prospectus for more information on the 2019 Columbia Agreement.

Preferred Stock and Warrant Financings and Convertible Note and Warrant Financing

Series A Preferred Stock Financing and Warrants

        Between January and March 2017, we issued an aggregate of 3,093,898 shares of our Series A Preferred Stock at a price per share of $2.26 in five closings for total gross proceeds of $7.0 million. The first two closings occurred in January 2017, at which time we issued an aggregate of 2,299,266 shares of our Series A Preferred Stock for gross cash proceeds of approximately $5.2 million. The third and fourth closings occurred in February 2017, at which time we issued an additional 749,496 shares of our Series A Preferred Stock for gross cash proceeds of approximately $1.7 million. The fifth closing occurred in March 2017, at which time we issued an additional 45,137 shares of our Series A Preferred Stock for gross cash proceeds of $0.1 million. In connection with the last closing of the Series A Preferred Stock financing and pursuant to that certain Placement Agency Agreement by and between us and Brookline Capital Markets, a division of CIM Securities, LLC, or Brookline, serving as placement agent, dated October 7, 2016, as amended and restated on November 23, 2016, in March 2017, certain employees of Brookline were issued 10-year warrants, entitling such individuals to purchase up to an aggregate of 309,389 shares of our common stock at an exercise price of $2.49 per share.

        The table below sets forth the number of shares of our Series A Preferred Stock purchased by our directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members. Each share of Series A Preferred Stock in the table below will automatically convert into one share of our common stock immediately upon the completion of this offering. For a description of the material rights and privileges of the Series A Preferred Stock see the section titled "Description of Capital Stock—Preferred Stock" and Note 4 to the notes to our financial statements included elsewhere in this prospectus.

Name	Series A Preferred Stock (#)	Aggregate Cash Purchase Price ($)
Franklin M. Berger, CFA(1)	244,032	552,125
Joel S. Marcus(2)	110,497	250,000
Alexandria Venture Investments, LLC(2)	800,716	1,811,625

(1)
Mr. Berger is a member of our board of directors.

(2)
Mr. Marcus, a member of our board of directors, is the Executive Chairman and founder of Alexandria Real Estate Equities, Inc., the managing member of Alexandria Venture Investments, LLC, or Alexandria Venture. Alexandria Real Estate Equities, Inc. has full voting and investment power with respect to the shares owned by the Alexandria Venture.

Convertible Note Financing and Warrants

        In February 2018, we issued an aggregate principal amount of $6.0 million of convertible notes in two closings, or the 2018 Notes. The first closing occurred on February 8, 2018, at which time we issued an aggregate principal amount of $5.7 million in convertible notes. The second closing occurred on February 14, 2018, at which time we issued a principal amount of $0.3 million in one convertible note. The 2018 Notes accrued interest at a rate of 15% per annum. On November 5, 2018, we closed on a portion of the Series B Preferred Stock financing described below. At that time, all 2018 Notes and the then accrued interest totaling approximately $6.6 million were converted into 1,097,721 shares of Series B Preferred Stock. In connection with the closing of the convertible note financing and pursuant to that certain Placement Agency Agreement by and between us and Brookline, dated January 18, 2018, in November 2018, certain employees of Brookline were issued 10-year warrants, entitling such individuals to purchase up to an aggregate of 76,847 shares of our common stock at an exercise price of $6.59 per share.

Series B Preferred Stock Financing and Warrants

        Between November 2018 and February 2019, we issued an aggregate of 3,347,052 new shares of our Series B Preferred Stock at a price per share of $7.49 in five closings for total gross cash proceeds of approximately $25.1 million, or the Series B Financing. In connection with the Series B Financing, in November 2018, the $6.0 million of the 2018 Notes and the related $0.6 million of accrued interest converted into 1,097,721 shares of our Series B Preferred Stock. The first two closings of the Series B Financing occurred in November 2018, at which time we issued an aggregate of 2,748,437 new shares of our Series B Preferred Stock for total gross cash proceeds of approximately $20.6 million. The third and fourth closings occurred in December 2018, at which time we issued an aggregate of 155,690 new shares of our Series B Preferred Stock for total gross cash proceeds of approximately $1.2 million. The fifth closing occurred in February 2019, at which time we issued 442,925 shares of our Series B Preferred Stock for total gross cash proceeds of approximately $3.3 million.

        In connection with the last closing of the Series B Financing and pursuant to that certain Placement Agency Agreement by and between us and Brookline, dated August 28, 2018, or the Series B Placement Agency Agreement, in April 2019 certain employees of Brookline were issued 10-year warrants, entitling such individuals to purchase up to an aggregate of 96,128 shares of our common stock at an exercise price of $8.24. We have also agreed to issue additional warrants to purchase shares of our common stock to such individuals pursuant to the Series B Placement Agency

Agreement for a period through 12 months from the last closing date, which number shall represent (i) 2% of the aggregate number of shares of Series B Preferred Stock sold to our officers, directors and existing investors as of the date of the Series B Placement Agency Agreement and their respective affiliates; (ii) 4% of the aggregate number of shares of Series B Preferred Stock sold to certain agreed upon investors as listed in the Series B Placement Agency Agreement; and (iii) 6% of the aggregate number of shares of Series B Preferred Stock sold to all other investors; and in each case after accounting for the conversion of all such shares of Series B Preferred Stock into our common stock.

        The table below sets forth the number of shares of Series B Preferred Stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members. Each share of our outstanding preferred stock will automatically convert into one share of our common stock immediately upon the completion of this offering. For a description of the material rights and privileges of the Series B Preferred Stock see Note 4 to the notes to our financial statements included elsewhere in this prospectus.

Name	Series B Preferred Stock (#)	Cancellation of Indebtedness (Note Conversion) ($)	Cash Purchase Price of Series B Preferred Stock ($)	Aggregate Purchase Price ($)
Franklin M. Berger, CFA(1)	294,695	1,272,568	615,955	1,888,523
Affiliates of E Squared(2)	675,744	46,608	5,001,684	5,048,292
Joel S. Marcus(3)	135,192	288,596	651,530	940,126
Entities affiliated with Alexandria Venture(4)	1,614,860	1,673,052	10,000,059	11,673,111

(1)
Mr. Berger is a member of our board of directors. 212,430 shares of Series B Preferred Stock held by Mr. Berger were issued as a result of the conversion of his 2018 Note.

(2)
Consists of (a) 7,734 shares of our Series B Preferred Stock held by Edward Ilyadzhanov and (b) 668,010 shares of our Series B Preferred Stock held by A1, a Series of E Squared Investment Fund, LLC, or A1. 7,734 shares of Series B Preferred Stock held by Mr. Ilyadzhanov were issued as a result of the conversion of his 2018 Note. Mr. Funtleyder, our interim Chief Financial Officer and a member of our board of directors, is a healthcare portfolio manager at E Squared Capital Management, LLC, or E Squared, which is the general manager of A1. Mr. Ilyadzhanov, the founder, Managing Partner and Chief Investment Officer of E Squared, has full voting and investment power with respect to shares owned by A1.

(3)
Mr. Marcus is a member of our board of directors. 48,176 shares of Series B Preferred Stock held by Mr. Marcus were issued as a result of the conversion of his 2018 Note.

(4)
Consists of (a) 370,883 shares of our Series B Preferred Stock held by Alexandria Venture and (b) 1,243,977 shares of our Series B Preferred Stock held by Alexandria Equities No. 7, LLC, or Alexandria Equities. 279,281 shares of Series B Preferred Stock held by Alexandria Venture were issued as a result of the conversion of its 2018 Note. Mr. Marcus, a member of our board of directors, is the Executive Chairman and founder of Alexandria Real Estate Equities, Inc., the managing member of Alexandria Venture and the parent company of ARE-QRS Corp., which is the general partner of Alexandria Real Estate Equities L.P., which is the managing member of ARE-Special Services, LLC, which is the managing member of the Alexandria Equities. Alexandria Real Estate Equities, Inc. has full voting and investment power with respect to the shares owned by the Alexandria Venture. ARE-QRS Corp. has full voting and investment power with respect to the shares owned by the Alexandria Equities.

Investors' Rights Agreement

        We are party to an amended and restated investors' rights agreement, dated November 5, 2018, with the holders of our preferred stock, including our directors, Franklin M. Berger, Teena Lerner, Joel S. Marcus and Les Funtleyder, and all holders of more than 5% of our capital stock. This agreement provides that these holders are entitled to certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we otherwise file. In addition to the registration rights, this agreement provides for certain information rights and rights of first offer in favor of certain holders of our outstanding preferred stock with regard to certain issuances of our capital stock. The information rights and rights of first offer will terminate upon the completion of this offering. The registration rights will terminate upon the earliest of (i) the closing of a deemed liquidation event, (ii) with respect to each stockholder, the date when such stockholder can sell all of its registrable shares without limitation during a three-month period without registration pursuant to Rule 144 of the Securities Act or another similar exemption under the Securities Act and (iii) three years after the completion this offering. For a detailed description of the registration rights, see the section titled "Description of Capital Stock—Registration Rights."

Other Transactions

        We have entered into certain employment-related agreements with our executive officers that, among other things, provide for compensatory and certain change in control benefits. For a description of these agreements and arrangements, see the section titled "Executive and Director Compensation—Employment Arrangements." We have also entered into agreements with our non-employee directors that provide for compensatory benefits. For a description of these agreements, see the section titled "Executive and Director Compensation—Non-Employee Director Compensation."

        We have also granted stock options to our executive officers and directors. For a description of these stock options, see the section titled "Executive and Director Compensation."

Indemnification Agreements

        We have entered or intend to enter, and intend to continue to enter, into separate indemnification agreements with some of our directors and executive officers, in addition to the indemnification provided for in our bylaws. These indemnification agreements provide our directors and executive officers with contractual rights to indemnification and, in some cases, expense advancement in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request. For more information regarding these indemnification agreements, see "Management—Limitation on Liability and Indemnification Matters."

Related Party Transaction Policy

        In connection with this offering, we intend to adopt a written related party transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related party transactions. This policy will become effective upon the effectiveness of the registration statement of which this prospectus is a part. For purposes of this policy only, a "related person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any related person are participants involving an amount that exceeds or will exceed the lesser of (1) $120,000 or (2) 1% of the average of our total assets for the last two completed fiscal years. Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A "related person" is any executive officer, director, nominee to become a director or a holder of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing.

        Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee or, where review by our audit committee would be inappropriate due to a conflict of interest, to another independent body of our board of directors, for review. The presentation must include a description of, among other things, all of the parties, the direct and indirect interests of the related persons, the purpose of the transaction, the material facts, the benefits of the transaction to us and whether any alternative transactions are available, an assessment of whether the terms are comparable to the terms available from unrelated third parties and management's recommendation. To identify related party transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee or another independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

  •
  the risks, costs and benefits to us;

  •
  the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

  •
  the terms of the transaction;

  •
  the availability of other sources for comparable services or products; and

  •
  the terms available to or from, as the case may be, unrelated third parties under the same or similar circumstances.

        All of the transactions described in this section were entered into prior to the adoption of this policy. Although we have not had a written policy for the review and approval of transactions with related persons, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director's or officer's relationship or interest in the agreement or transaction were disclosed to our board of directors. Our board of directors took this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interest of all our stockholders.

 PRINCIPAL STOCKHOLDERS

        The following table sets forth information regarding beneficial ownership of our capital stock as of March 31, 2019 by:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our current executive officers and directors as a group.

        The percentage ownership information under the column titled "Before Offering" is based on 13,052,202 shares of common stock outstanding as of March 31, 2019, assuming the conversion of all of our outstanding shares of preferred stock into an aggregate of 7,538,671 shares of common stock upon the completion of this offering. The information relating to the number and percentage of shares beneficially owned under the column titled "After Offering" is based on the sale of 4,000,000 shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters' option to purchase additional shares to cover over-allotments.

        Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of our common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days of March 31, 2019. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Except as otherwise noted below, the address for each person or entity listed in the table is c/o Applied Therapeutics, Inc., 340 Madison Avenue, 19th Floor, New York, New York 10173.

		Percentage of Shares Beneficially Owned
	Number of Shares Beneficially Owned
		Before Offering	After Offering
Greater than 5% Stockholders:
Shoshana Shendelman, Ph.D.(1)	5,100,512	38.3%	29.5%
Entities affiliated with Alexandria Venture(2)	2,415,576	18.5	14.2
Affiliates of E Squared(3)	694,528	5.3	4.1
Directors and Named Executive Officers:
Franklin M. Berger, CFA(4)	566,351	4.3	3.3
Les Funtleyder(5)	62,930	*	*
Teena Lerner, Ph.D.(6)	28,415	*	*
Joel S. Marcus(2)(7)	264,105	2.0	1.6
Riccardo Perfetti, M.D., Ph.D.	—	—	—
Jay S. Skyler, M.D., MACP	—	—	—
Mark J. Vignola, Ph.D.	—	—	—
All current executive officers and directors as a group (eight persons)(8)	6,022,313	43.8	33.9

*
Represents beneficial ownership of less than 1%.

(1)
Includes (a) 4,751,379 shares of common stock held by Dr. Shendelman (b) 88,397 shares held by Clearpoint Strategy Group LLC, of which Dr. Shendelman is the sole owner and (c) 260,736 shares of common stock underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of March 31, 2019.

(2)
Includes (a) 1,171,599 shares held by Alexandria Venture Investments, LLC ("Alexandria Venture"), and (b) 1,243,977 shares held by Alexandria Equities No. 7, LLC ("Alexandria Equities," and together with Alexandria Venture," the "Alexandria Entities"). One of our directors, Joel S. Marcus, is the Executive Chairman and founder of Alexandria Real Estate Equities, Inc., the managing member of Alexandria Venture and the parent company of ARE-QRS Corp., which is the general partner of Alexandria Real Estate Equities L.P., which is the managing member of ARE-Special Services, LLC, which is the managing member of Alexandria Equities. ARE-QRS Corp. has full voting and investment power with respect to the shares owned by the Alexandria Equities and Alexandria Real Estate Equities, Inc. has full voting and investment power with respect to the shares owned by the Alexandria Venture. As Executive Chairman and founder of Alexandria Real Estate Equities, Inc., Mr. Marcus may be deemed to have voting and investment power with respect to the shares owned by the Alexandria Entities. Mr. Marcus disclaims beneficial ownership of the shares held by Alexandria Entities, except to the extent of his underlying pecuniary interest therein. The address for the Alexandria Entities is 385 E. Colorado Blvd., Suite 299, Pasadena, California 91101.

(3)
Consists of shares of held by Edward Ilyadzhanov and A1. Mr. Funtleyder, a member of our board of directors, is a healthcare portfolio manager at E Squared. Mr. Ilyadzhanov is the founder, Managing Partner and Chief Investment Officer of E Squared, which is general manager of A1. Mr. Ilyadzhanov has full voting and investment power with respect to shares owned by A1. The address for A1 is c/o E Squared Capital, LLC, 150 East 52nd Street, 22nd Floor, New York, NY 10022.

(4)
Includes 18,453 shares of common stock underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of March 31, 2019.

(5)
Includes 49,120 shares of common stock underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of March 31, 2019. Mr. Funtleyder is a healthcare portfolio manager at E Squared, which is the general manager of A1. As such, Mr. Funtleyder may be deemed to have voting and investment power with respect to the shares owned by A1. Mr. Funtleyder disclaims beneficial ownership of the shares held by A1, except to the extent of his underlying pecuniary interest therein.

(6)
Includes 9,245 shares of common stock underlying outstanding options that are immediately exercisable or will become exercisable within 60 days of March 31, 2019.

(7)
Includes 9,245 shares of common stock underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of March 31, 2019.

(8)
Includes an aggregate of 346,799 shares of common stock underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of March 31, 2019, held by eight executive officers and directors.

 DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries. You should also refer to the amended and restated certificate of incorporation, the amended and restated bylaws and the amended and restated investors' rights agreement, which are filed as exhibits to the registration statement of which this prospectus is a part.

General

        Upon the completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Outstanding Shares

        As of December 31, 2018, we had 13,052,202 shares of common stock outstanding, held of record by 56 stockholders, assuming the issuance and sale of 442,925 shares of Series B preferred stock subsequent to December 31, 2018 and the conversion of all of our outstanding shares of preferred stock into 7,538,671 shares of common stock upon the completion of this offering.

Voting Rights

        Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified board, the size of our board, removal of directors, director liability, vacancies on our board, special meetings, stockholder notices, actions by written consent and exclusive jurisdiction.

Dividends

        Subject to preferences that may apply to any outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available for that purpose on a non-cumulative basis.

Liquidation

        In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

        Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

        We will not have any preferred shares outstanding following the completion of this offering. Immediately after the completion of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

        Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

        As of December 31, 2018, 1,202,979 shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $1.35 per share (which excludes 1,421,759 shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to December 31, 2018, with an exercise price of $4.70 per share). For additional information regarding terms of our equity incentive plans, see the section titled "Executive and Director Compensation—Equity Incentive Plans."

Warrants to Purchase Common Stock

        As of December 31, 2018, warrants to purchase a total of 482,364 shares of our common stock were outstanding, at a weighted-average exercise price of $4.29 per share, including warrants to purchase 96,128 shares of our common stock issued subsequent to December 31, 2018.

        The warrants to purchase common stock include certain warrants issued to employees of Brookline pursuant to various placement agency agreements and for services rendered by Brookline as placement agent. In connection with entering into the certain placement agency agreement with Brookline in October 2016, as amended and restated in November 2016, we issued warrants to purchase an aggregate of 309,389 shares of our common stock at an exercise price of $2.49 per share to employees of Brookline in March 2017. If unexercised, the warrant will expire on the tenth anniversary of the issue date. In connection with entering into the certain placement agency agreement with Brookline in February 2018, we issued warrants to purchase an aggregate of 76,847 shares of our common stock at an exercise price of $6.59 per share to employees of Brookline in November 2018. If unexercised, the warrant will expire on the tenth anniversary of the issue date. In connection with entering into the certain placement agency agreement with Brookline in August 2018, we issued warrants to purchase an aggregate of 96,128 shares of our common stock at an exercise price of $8.24 per share to employees of Brookline in 2019. Collectively, we refer to these warrants as the common stock warrants. The common stock warrants will neither expire nor be automatically exercised upon the closing of this offering.

Registration Rights

        Upon the completion of this offering, certain holders of shares of our common stock, including those shares of our common stock that will be issued upon the conversion of our preferred stock in connection with this offering, will initially be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our amended and restated investors' rights agreement and are described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

        Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire no later than three years after the completion of this offering, or with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act during any three-month period.

Demand Registration Rights

        Upon the completion of this offering, holders of 7,538,671 shares of our common stock issuable upon conversion of outstanding preferred stock, will be entitled to certain demand registration rights. At any time beginning on the earlier of the fifth anniversary of the date of our amended and restated investors' rights agreement or 180 days following the effectiveness of this registration statement, the holders of a majority of registrable securities may, on not more than one occasion, request that we register all or a portion of their shares, subject to certain specified exceptions.

Piggyback Registration Rights

        In connection with this offering, holders of 7,538,671 shares of our common stock issuable upon conversion of outstanding preferred stock are entitled to rights to notice of this offering and to include their shares of registrable securities in this offering, which the requisite percentage of holders have waived. In the event that we propose to register any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain "piggyback" registration rights allowing them to include their shares in such registration, subject to specified conditions and limitations.

S-3 Registration Rights

        Upon the completion of this offering, the holders of 7,538,671 shares of our common stock issuable upon conversion of outstanding preferred stock will initially be entitled to certain Form S-3 registration rights. The holders of at least 30% of registrable securities may, on not more than two registrations on Form S-3 within any 12-month period, request that we register all or a portion of their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to specified exceptions. Such request for registration on Form S-3 must cover securities with an aggregate offering price which equals or exceeds $3.0 million, net of selling expenses. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Anti-Takeover Provisions of Delaware Law and Our Charter Documents

Section 203 of the Delaware General Corporation Law

        We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

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  before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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  on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        In general, Section 203 defines a "business combination" to include the following:

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  any merger or consolidation involving the corporation and the interested stockholder;

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  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

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  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

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  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

        In general, Section 203 defines an "interested stockholder" as an entity or person who, together with the person's affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

        The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

  •
  permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;

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  provide that the authorized number of directors may be changed only by resolution of our board of directors;

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  provide that our board of directors will be classified into three classes of directors;

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  provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least a majority of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

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  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

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  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

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  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder's notice;

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  provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or president or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

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  not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

        The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of the voting power of all of our then-outstanding common stock entitled to vote generally in the election of directors, voting together as a single class.

        The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

        These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

        Our amended and restated certificate of incorporation to be effective upon the closing of this offering, provides that, with respect to any state actions or proceedings under Delaware statutory or common law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable.

Listing

        We have applied to list our common stock on The Nasdaq Global Market under the trading symbol "APLT."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after the completion of this offering, or the perception that those sales may occur, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after the completion of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

        Based on the number of shares of our common stock outstanding as of December 31, 2018, upon the closing of this offering and assuming (i) the conversion of all outstanding shares of our preferred stock, including 442,925 shares of Series B Preferred Stock issued and sold subsequent to December 31, 2018, into common stock into an aggregate of 7,538,671 shares of our common stock upon the completion of this offering, (ii) no exercise of the underwriters' option to purchase additional shares of common stock to cover over-allotments, and (iii) no exercise of outstanding options and warrants, we will have outstanding an aggregate of approximately 17,052,202 shares of common stock. Of these shares, all of the 4,000,000 shares of common stock to be sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates," as such term is defined in Rule 144 of the Securities Act, or Rule 144, or subject to lock-up agreements. All remaining shares of common stock held by existing stockholders immediately prior to the consummation of this offering will be "restricted securities," as such term is defined in Rule 144. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701 of the Securities Act, or Rule 701, which rules are summarized below.

        As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, based on the number of shares of our common stock outstanding (calculated as of December 31, 2018 on the basis of the assumptions described above and assuming no exercise of the underwriter's option to purchase additional shares to cover over-allotments, and no exercise of outstanding options and warrants), the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Approximate Number of Shares	First Date Available For Sale Into Public Market
13,052,202 shares	181 days after the date of this prospectus, upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume, manner of sale and other limitations under Rule 144 and Rule 701.

        We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

        In addition, the shares of common stock reserved for future issuance under our 2019 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act or an exemption from registration, including Rule 144 and Rule 701.

Rule 144

        In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144.

        Under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, and we are current in our Exchange Act reporting at the time of sale, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our "affiliates" for purposes of Rule 144 at any time during the 90 days preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our "affiliates," is entitled to sell those shares in the public market (subject to the lock-up agreement referred to below, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than "affiliates," then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable).

        In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our "affiliates," as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

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  1% of the number of common shares then outstanding, which will equal approximately 170,522 shares of common stock immediately upon the completion of this offering (calculated as of December 31, 2018 on the basis of the assumptions described above and assuming no exercise of the underwriter's option to purchase additional shares to cover over-allotments, if any, and no exercise of outstanding options and warrants); or

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  the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Such sales under Rule 144 by our "affiliates" or persons selling shares on behalf of our "affiliates" are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

        In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) and who are not our "affiliates" as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Persons who are our "affiliates" may resell those shares beginning 90 days after the date of this prospectus without compliance with minimum holding period requirements under Rule 144 (subject to the terms of the lock-up agreement referred to below, if applicable).

Lock-up Agreements

        In connection with this offering, we, our officers and directors, and holders of substantially of our outstanding shares of common stock or securities convertible into or exchangeable for shares of our common stock outstanding upon the completion of this offering, have agreed, subject to certain exceptions, with the underwriters not to directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any shares of our common stock or any options to purchase shares of our common stock, or any securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. These agreements are described in the section titled "Underwriting."

        In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the amended and restated investors' rights agreement and our standard form of option agreement, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

        Upon the completion of this offering, the holders of 7,538,671 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described under "—Lock-Up Agreements" above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See the section titled "Description of Capital Stock—Registration Rights."

Equity Incentive Plans

        We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under our 2019 Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or non-U.S. tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and applicable Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

        This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular non-U.S. holder in light of its particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including:

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  certain former citizens or long-term residents of the United States;

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  partnerships or other pass-through entities (and investors therein);

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  "controlled foreign corporations";

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  "passive foreign investment companies";

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  corporations that accumulate earnings to avoid U.S. federal income tax;

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  banks, financial institutions, investment funds, insurance companies, brokers, dealers or certain electing traders in securities;

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  tax-exempt organizations and governmental organizations;

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  tax-qualified retirement plans;

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  persons subject to the alternative minimum tax;

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  persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

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  persons that own, or have owned, actually or constructively, more than 5% of our common stock (except to the extent specifically set forth below);

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  persons who have elected to mark securities to market; and

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  persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

        If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

        THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

        For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a "U.S. person" or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

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  an individual who is a citizen or resident of the United States;

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  a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

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  a trust (1) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

        As described under the section titled "Dividend Policy," we have not paid and do not anticipate paying dividends. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a non-U.S. holder's tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled "—Gain on Disposition of Our Common Stock" below.

        Subject to the discussions below regarding effectively connected income, backup withholding and FATCA, dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) including a U.S. taxpayer identification number and certifying such non-U.S. holder's qualification for the reduced rate. This certification must be provided before the payment of dividends and must be updated periodically.

        Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

        If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with its U.S. trade or business (and are attributable to such non-U.S. holder's permanent establishment in the United States, if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

        However, any such effectively connected dividends paid on our common stock generally will be subject to federal income tax on a net-income basis at the regular graduated U.S. federal income tax rates in the same manner as if such non-U.S. holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

        Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

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  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

  •
  the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

  •
  our common stock constitutes a "United States real property interest" by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

        Whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our worldwide real property interests plus our trade and business assets. We believe that we are not, and do not anticipate becoming, a USRPHC. However, there can be no assurance that we will not become a USRPHC in the future. Even if we are treated as a USRPHC, gain realized by a non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (a) the five-year period preceding the disposition and (b) the non-U.S. Holder's holding period and (2) our common stock is regularly traded on an established securities market within the meaning of applicable U.S. Treasury regulations. There can be no assurance that our common stock will qualify as regularly traded on an established securities market. If any gain on a non-U.S. Holder's disposition of our common stock is taxable because we are a USRPHC and either the ownership of our common stock exceeds 5% or our common stock is not regularly traded on an established securities market, a non-U.S. Holder will be taxed on such disposition generally in the manner applicable to U.S. persons, and in addition a purchaser of our common stock may be required to withhold tax with respect to that obligation.

        Gain described in the first bullet point above generally will be subject to United States federal income tax on a net-income basis at the regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S.

federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

        Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our common stock paid to such non-U.S. holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with its conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes certification of its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person who is not an exempt recipient.

        Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder's U.S. federal income tax liability, if any.

FATCA

        A U.S. federal withholding tax of 30% may apply to dividends and, subject to the discussion of certain proposed U.S. Treasury regulations below, the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules), including when the foreign financial institution holds our common stock on behalf of a non-U.S. Holder, unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which may include certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. This U.S. federal withholding tax of 30% will also apply to dividends on and, subject to the discussion of certain proposed U.S. Treasury regulations below, the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Under certain circumstances, a non-U.S. Holder might be eligible for refunds or credits of such taxes.

        The U.S. Treasury recently released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

        Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the possible impact of these rules on the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax.

        Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

 UNDERWRITING

        Citigroup Global Markets Inc., Cowen and Company, LLC and UBS Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Cowen and Company, LLC
UBS Securities LLC
Robert W. Baird & Co. Incorporated

Total	4,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $                per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

        If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 600,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering.

        We, our officers and directors, and holders of substantially all of our outstanding shares of common stock, or securities convertible into or exchangeable for shares of our common stock, have agreed that, for a period of 180 days from the date of this prospectus, or the restricted period, we and they will not, without the prior written consent of the representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock.

        With respect to us, the restrictions described above are subject to specified exceptions including the:

  •
  sale of shares to the underwriters;

  •
  issuance and sale of shares of common stock or securities convertible into, or exercisable or exchangeable for, shares of common stock, pursuant to any employee stock option plan, stock ownership plan, dividend reinvestment plan or any other plan or arrangement described in this prospectus;

  •
  issuance of shares of common stock upon the conversion of securities outstanding as of the date of this prospectus, or the exercise of warrants or options or the settlement of restricted stock units outstanding as of the date of this prospectus or issued thereafter pursuant to any employee stock option plan or similar plan described above;

  •
  filing of one or more registration statements on Form S-8 relating to any employee stock option plan or similar plan described above; and

  •
  issuance of, or the entry into an agreement to issue, shares of common stock, or securities convertible into, exercisable or exchangeable for shares of common stock, in connection with any merger, joint venture, strategic alliance or partnership, provided that the aggregate number of shares of common stock, or securities convertible or exercisable or exchangeable for shares of common stock, so issued does not exceed 5.0% of the total shares of common stock outstanding immediately following the issuance of shares in this offering, and the recipients of any such securities provide the representatives with a lock-up agreement containing the restrictions described above.

        With respect to our officers and directors, and all of our other stockholders, the restrictions described above are subject to specified exceptions, including for any transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock, subject to certain requirements:

  •
  as a bona fide gift;

  •
  by will, testamentary document or intestate succession upon the death of the officer, director or stockholder to the legal representative, heir, beneficiary or a member of the immediate family of the officer, director or stockholder;

  •
  to an immediate family member of the officer, director or stockholder or to any trust for the direct or indirect benefit of the officer, director or stockholder or their immediate family;

  •
  if the stockholder is a trust, to a trustor, trustee or beneficiary of the trust or to the estate of a trustor, trustee or beneficiary of such trust;

  •
  as a distribution by a partnership to its limited or general partners or by a limited liability company to its members or by a corporation to its stockholders or to any wholly owned subsidiary of such corporation or by any other entity to its equityholders;

  •
  to any affiliate of the stockholder, or any investment fund or other entity under common control or management by entities that are affiliates of the stockholder;

  •
  pursuant to a domestic order or negotiated divorce settlement;

  •
  in connection with the withholding of shares by, or surrender of shares to, us to cover the payment of taxes due upon or consideration required in connection with the vesting, conversion or exercise of securities issued under our equity incentive or stock purchase plans described in this prospectus, or pursuant to a "net" or "cashless" exercise or settlement feature;

  •
  transfers related to shares of common stock acquired in this offering or in open market transactions after the completion of this offering;

  •
  transfers in connection with the termination of the employment with us or pursuant to contractual arrangements under which we have the option to repurchase such shares;

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for any transfers of shares of common stock during the restricted period;

  •
  the exercise, vesting or settlement of any option to purchase any shares of common stock or other equity awards pursuant to any stock incentive plan or stock purchase plan described in this prospectus;

  •
  the conversion or reclassification of our outstanding shares of preferred stock into shares of common stock in connection with this offering, provided that any such shares received upon such conversion or reclassification shall be subject to the restrictions set forth above; and

  •
  transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control that has been approved by our board of directors.

        The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

        Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

        We have applied to have our shares listed on The Nasdaq Global Market under the symbol "APLT."

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

        We estimate that our portion of the total expenses of this offering will be approximately $3,200,000. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $35,000.

        In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

  •
  Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

  •
  "Covered" short sales are sales of shares in an amount up to the number of shares represented by the underwriters' over-allotment option.

  •
  "Naked" short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters' over-allotment option.

  •
  Covering transactions involve purchases of shares either pursuant to the underwriters' over-allotment option or in the open market in order to cover short positions.

  •
  To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    •
    To close a covered short position, the underwriters must purchase shares in the open market or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

  •
  Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

        Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The Nasdaq Global Market in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

        The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area, each a "Member State," no offer of the shares of common stock which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

          (a)   to any legal entity which is a qualified investor as defined in the Prospectus Directive;

          (b)   to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

          (c)   in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the shares of common stock referred to in (a) to (c) above shall result in a requirement for us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each person located in a Member State to whom any offer of shares of our common stock is made or who receives any communication in respect of an offer of shares of our common stock, or who initially acquires any of our shares of common stock will be deemed to have represented, warranted, acknowledged and agreed that (1) it is a "qualified investor" within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares of common stock acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where shares of our common stock have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares of common stock to it is not treated under the Prospectus Directive as having been made to such persons.

        We, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

        This prospectus has been prepared on the basis that any offer of shares of our common stock in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares of our common stock which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the representatives have authorized, nor do they authorize, the making of any offer of shares of our common stock in circumstances in which an obligation arises for us or the representatives to publish a prospectus for such offer.

        For the purpose of the provisions above, the expression an "offer of shares of our common stock to the public" in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

Notice to Prospective Investors in the United Kingdom

        This document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons").

        Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  •
  where no consideration is or will be given for the transfer;

  •
  where the transfer is by operation of law;

  •
  as specified in Section 276(7) of the SFA; or

  •
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are "prescribed capital markets products" (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Canada

        The shares of our common stock offered in this prospectus may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

 LEGAL MATTERS

        The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Cooley LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

        Our financial statements at December 31, 2017 and 2018, and for the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

        You may read our SEC filings, including this registration statement, over the Internet at the SEC's website at www.sec.gov. Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review on the web site of the SEC referred to above. We also maintain a website at www.appliedtherapeutics.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

APPLIED THERAPEUTICS, INC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Applied Therapeutics, Inc.

        We have audited the accompanying balance sheets of Applied Therapeutics, Inc. (the Company) as of December 31, 2017 and 2018, the related statements of operations, convertible preferred stock and stockholders' deficit, and cash flows for each of the two years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

The Company's Ability to Continue as a Going Concern

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring losses from operations, will require additional capital to fund operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2017.

New York, New York
March 8, 2019, except for Note 12, as to which the date is April 29, 2019

Applied Therapeutics, Inc.

Balance Sheets

(in thousands except share and per share data)

	As of December 31,
			Pro Forma December 31, 2018
	2017	2018
			(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,277	$18,748	$18,748
Prepaid expenses and other current assets	9	1,498	1,498

Total current assets	3,286	20,246	20,246

TOTAL ASSETS	$3,286	$20,246	$20,246

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
Accounts payable	$713	$3,015	$3,015
Accrued expenses and other current liabilities	280	1,413	1,413

Total current liabilities	993	4,428	4,428

Total liabilities	993	4,428	4,428

Series A convertible preferred stock, $0.0001 par value, 3,535,910 shares authorized at December 31, 2017 and 3,093,898 shares authorized at December 31, 2018; 3,093,898 shares issued and outstanding at December 31, 2017 and 2018; liquidation preference of $7,000 at December 31, 2017 and 2018; 0 shares issued and outstanding, pro forma as of December 31, 2018 (unaudited)	6,254	6,254	—
Series B convertible preferred stock, $0.0001 par value; 0 and 7,790,052 shares authorized as of December 31, 2017 and 2018, respectively; 0 and 4,001,848 shares issued and outstanding as of December 31, 2017 and 2018, respectively; liquidation preference of $0 and $29,964 at December 31, 2017 and 2018, respectively; 0 shares issued and outstanding, pro forma as of December 31, 2018 (unaudited)	—	29,156	—
STOCKHOLDERS' (DEFICIT) EQUITY
Common Stock, $0.0001 par value, 11,049,720 and 20,441,982 shares authorized at December 31, 2017 and 2018, respectively; 5,458,450 and 5,513,531 shares issued and outstanding at December 31, 2017 and 2018, respectively; 12,609,277 shares issued and outstanding, pro forma as of December 31, 2018 (unaudited)	—	—	—
Additional paid-in capital	775	1,665	37,075
Accumulated deficit	(4,736)	(21,257)	(21,257)

Total stockholders' (deficit) equity	(3,961)	(19,592)	15,818

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' (DEFICIT) EQUITY	$3,286	$20,246	$20,246

The Notes to Financial Statements are an integral part of these statements.

Applied Therapeutics, Inc.

Statements of Operations

(in thousands except share and per share data)

	Years Ended December 31,
	2017	2018
OPERATING EXPENSES:
Research and development	$3,703	$11,471
General and administrative	582	2,047

Total operating expenses	4,285	13,518

LOSS FROM OPERATIONS	(4,285)	(13,518)

OTHER INCOME (EXPENSE), NET:
Interest income (expense), net	3	(1,642)
Loss on extinguishment of debt	—	(221)
Other expense	—	(1,140)

Total other income (expense), net	3	(3,003)

Net loss	$(4,282)	$(16,521)

Net loss per share attributable to common stockholders—basic and diluted	$(0.79)	$(3.01)

Weighted-average common stock outstanding—basic and diluted	5,406,513	5,483,149

Pro forma net loss per share attributable to common shareholders—basic and diluted (unaudited)		$(1.80)

Pro forma weighted-average common stock outstanding—basic and diluted (unaudited)		9,163,087

The Notes to Financial Statements are an integral part of these statements.

Applied Therapeutics, Inc.

Statement of Convertible Preferred Stock and Stockholders' (Deficit) Equity

(in thousands, except share and per share data)

	Convertible Preferred Stock
	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock Par value $0.0001
							Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
January 1, 2017	—	$—	—	$—	4,972,373	$—	$41	$(454)	(413)
Issuance of common stock in exchange for license	—	—	—	—	486,077	—	486	—	486
Issuance of Series A convertible preferred stock for cash, net of issuance costs of $746	3,093,898	6,254	—	—	—	—	—	—	—
Issuance of common stock warrants in connection with the issuance of Series A convertible preferred stock	—	—	—	—	—	—	216	—	216
Stock-based compensation expense	—	—	—	—	—	—	32	—	32
Net loss	—	—	—	—	—	—	—	(4,282)	(4,282)

December 31, 2017	3,093,898	$6,254	—	—	5,458,450	$—	$775	$(4,736)	$(3,961)

Issuance of Series B convertible preferred stock for cash, net of issuance costs of $812	—	—	2,904,127	20,937	—	—	—	—	—
Issuance of Series B convertible preferred stock on extinguishment of convertible promissory notes	—	—	1,097,721	8,219	—	—	101	—	101
Issuance of common stock warrants in connection with the issuance of convertible promissory notes	—	—	—	—	—	—	242	—	242
Issuance of common stock warrants in connection with the issuance of Series B convertible preferred stock	—	—	—	—	—	—	228	—	228
Exercise of options for common stock issued under Equity Incentive Plan	—	—	—	—	55,081	—	47	—	47
Stock-based compensation expense	—	—	—	—	—	—	272	—	272
Net loss	—	—	—	—	—	—	—	(16,521)	(16,521)

BALANCE, December 31, 2018	3,093,898	$6,254	4,001,848	$29,156	5,513,531	$—	$1,665	$(21,257)	$(19,592)

The Notes to Financial Statements are an integral part of these statements.

Applied Therapeutics, Inc.

Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2017	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,282)	$(16,521)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	32	272
Issuance of common stock in exchange for license	486	—
Non-cash interest expense	—	1,642
Change in fair value of derivative liability	—	972
Change in fair value of warrant liability	—	168
Loss on extinguishment of debt	—	221
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(9)	(1,179)
Accounts payable	499	2,302
Accrued expenses and other current liabilities	79	941

Net cash used in operating activities	(3,195)	(11,182)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Series A convertible preferred stock, net of cash issuance costs of $530	6,470	—
Proceeds from issuance of Series B convertible preferred stock, net of cash issuance costs of $584	—	21,165
Proceeds from issuance of convertible promissory notes, net of cash issuance costs of $440	—	5,560
Payment of deferred offering costs	—	(119)
Exercise of stock options for common stock under Equity Incentive Plan	—	47

Net cash provided by financing activities	6,470	26,653

NET INCREASE IN CASH AND CASH EQUIVALENTS:	3,275	15,471
Cash and cash equivalents at beginning of year	2	3,277

Cash and cash equivalents at end of year	$3,277	$18,748

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITY:
Issuance of warrants in connection with Series A convertible preferred stock	$216	$—

Issuance of warrants in connection with convertible promissory notes	$—	$242

Issuance of warrants in connection with Series B convertible preferred stock	$—	$228

Issuance of Series B convertible preferred stock upon extinguishment of convertible promissory notes	$—	$8,219

Derivative liability in connection with issuance of convertible promissory notes	$—	$1,896

Extinguishment of convertible promissory notes	$—	$4,646

Extinguishment of derivative liability in connection with extinguishment of convertible promissory notes	$—	$2,868

Deferred offering costs in accrued expenses	$—	$191

The Notes to Financial Statements are an integral part of these statements.

Applied Therapeutics, Inc.

Notes to the Financial Statements

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations and Business

        Applied Therapeutics, Inc. (the "Company") is a clinical-stage biopharmaceutical company developing a pipeline of novel product candidates against validated molecular targets in indications of high unmet medical need. In particular, the Company is currently targeting treatments for cardiovascular disease, galactosemia and diabetic complications.

        The Company was incorporated in Delaware on January 20, 2016 and is headquartered in New York, New York.

Going Concern

        The Company has evaluated whether there are conditions and events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern.

        Through December 31, 2018, the Company has primarily funded its operations with proceeds from the sale of convertible preferred stock (see Note 6). The Company has incurred recurring losses from operations since its inception, including net losses of $4.3 million and $16.5 million for the years ended December 31, 2017 and December 31, 2018, respectively, and has used cash in operations of $3.2 million and $11.2 million for the years ended December 31, 2017 and December 31, 2018, respectively. In addition, as of December 31, 2018, the Company had an accumulated deficit of $21.3 million. The Company expects its operating losses and negative cash flows to continue into the foreseeable future as it continues to develop, manufacture, and commercialize its product candidates.

        The Company is seeking to complete an initial public offering ("IPO") of its common stock. In the event the Company does not complete an IPO, and even after the completion of an IPO, the Company expects to seek additional funding through private or public equity financings, debt financings, collaborations, or other strategic transactions. The Company may not be able to obtain funding on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company's stockholders.

        If the Company is unable to obtain funding, the Company will be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

        Based on the operating losses incurred since inception, the expectation of continuing operating losses for the foreseeable future, and the need to raise additional capital to finance its operations, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that the financial statements are issued.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Applied Therapeutics, Inc.

Notes to the Financial Statements (Continued)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

        The Company is subject to risks common to companies in the biotechnology industry, including but not limited to, risks of failure of preclinical studies and clinical trials, the need to obtain marketing approval for any product candidate that it may identify and develop, the need to successfully commercialize and gain market acceptance of its product candidates, dependence on key personnel, protection of proprietary technology, compliance with government regulations, development by competitors of technological innovations and reliance on third-party manufacturers.

Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Pro Forma Information

        The accompanying unaudited pro forma balance sheet as of December 31, 2018 has been prepared to give effect, upon the closing of a qualified IPO, to the conversion of all outstanding convertible preferred stock into 7,095,746 shares of common stock.

        The accompanying unaudited pro forma basic and diluted net loss per share attributable to common stockholders in the statements of operations for the year ended December 31, 2018 have been prepared to give effect, upon the closing of a qualified IPO, to the conversion of all outstanding shares of convertible preferred stock into shares of common stock as of December 31, 2018.

Deferred Offering Costs

        The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in the statement of convertible preferred stock and stockholders' (deficit) equity as a reduction of proceeds generated as a result of the offering.

        Should a planned equity financing be abandoned, the deferred offering costs would be expensed immediately as a charge to operating expenses in the statement of operations. The Company recorded deferred offering costs of $0.3 million as of December 31, 2018 in prepaid expenses and other current assets.

Fair Value Measurements

        Certain assets and liabilities are reported on a recurring basis at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels

Applied Therapeutics, Inc.

Notes to the Financial Statements (Continued)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

        Level 1—Quoted prices in active markets for identical assets or liabilities.

        Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

        Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Cash and Cash Equivalents

        The Company considers all short-term, highly liquid investments, with an original maturity of three months or less, to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Common Stock Valuation

        The Company utilizes significant estimates and assumptions in determining the fair value of its common stock. The Company has utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the "Practice Aid"), to estimate the fair value of its common stock. Each valuation methodology includes estimates and assumptions that require the Company's judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, the prices at which the Company sold shares of preferred stock, the superior rights and preferences of securities senior to the Company's common stock at the time of, and the likelihood of, achieving a liquidity event, such as an IPO or sale. Significant changes to the key assumptions used in the valuations could result in different fair values of common stock at each valuation date.

Convertible Preferred Stock

        The Company records shares of its convertible preferred stock at their respective fair values on the dates of issuance less issuance costs. The Company classifies shares of its convertible preferred stock outside of stockholders' deficit when the redemption of such units or shares is outside the Company's control. The Company does not adjust the carrying values of the convertible preferred units or convertible preferred stock to the liquidation preferences of such units or shares until such time as a deemed liquidation event is probable of occurring.

Research and Development

        The Company expenses all costs incurred in performing research and development activities. Research and development expenses include salaries and other related costs, materials and supplies,

Applied Therapeutics, Inc.

Notes to the Financial Statements (Continued)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

preclinical expenses, manufacturing expenses, contract services and other outside expenses. As part of the process of preparing the financial statements, the Company is required to estimate their accrued research and development expenses. The Company makes estimates of the accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known at that time. In addition, there may be instances in which payments made to the Company's vendors will exceed the level of services provided and result in a prepayment of the expense in which case such amounts are reflected as prepaid expenses and other current assets. In accruing service fees, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company adjusts the accrual or the amount of prepaid expenses accordingly. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are deferred and capitalized in prepaid expenses and other current assets. The capitalized amounts are expensed as the related goods are delivered or the services are performed.

General and Administrative

        General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in the Company's executive and finance functions. General and administrative expenses also include professional fees for legal, accounting, auditing, tax and consulting services; travel expenses; and facility-related expenses, which include allocated expenses for rent and maintenance of facilities and other operating costs.

Stock-Based Compensation

        The Company accounts for its stock-based compensation as expense in the statements of operations based on the awards' grant date fair values. The Company accounts for forfeitures as they occur by reversing any expense recognized for unvested awards.

        The Company estimates the fair value of options granted using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires inputs based on certain subjective assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate and (d) expected dividends. Due to the lack of a public market for the Company's common stock and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility is calculated based on a period of time commensurate with the expected term assumption. The computation of expected volatility is based on the historical volatility of a representative group of companies with similar characteristics to the Company, including stage of product development and life science industry focus. The Company uses the simplified method as allowed by the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 107, Share-Based Payment, to calculate the expected term for options granted to employees as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The expected dividend yield is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on its common stock.

Applied Therapeutics, Inc.

Notes to the Financial Statements (Continued)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The fair value of stock-based payments is recognized as expense over the requisite service period which is generally the vesting period.

Income Taxes

        The Company uses the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities at currently enacted tax rates. These temporary differences primarily relate to net operating loss carryforwards available to offset future taxable income. Valuation allowances are established, if necessary, to reduce a deferred tax asset to the amount that will more likely than not be realized.

        The Company recognizes tax liabilities from an uncertain tax position only if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. There are no uncertain tax positions that have been recognized in the accompanying financial statements. The Company is required to file tax returns in the U.S. federal jurisdiction and in the state of New York. The Company's policy is to recognize interest and penalties related to uncertain tax benefits, if any, as part of income tax expense. No such interest and penalties have been accrued as of December 31, 2017 and 2018.

Net Loss per Share and Unaudited Pro Forma Net Loss per Share

        Basic net loss per share is calculated by dividing net loss available to common stockholders by the weighted-average common stock outstanding. Diluted net loss per share is calculated similarly, except that it includes the dilutive effect of the assumed exercise of securities, including outstanding warrants and the effect of shares issuable under the Company's stock-based compensation plan, if such effect is dilutive.

        Unaudited pro forma net loss per share attributable to common stockholders is computed using the weighted-average number of common shares outstanding after giving effect to the conversion of all outstanding convertible preferred stock into shares of common stock as if such conversion had occurred at January 1, 2018, or the date of original issuance, if later.

Segment Information

        Operating segments are defined as components of an enterprise for which separate discrete information is available for evaluation by the chief operating decision-maker in deciding how to allocate resources and assess performance. The Company and the Company's chief operating decision-maker, the Company's chief executive officer, views the Company's operations and manages its business as a single operating segment, which is the business of discovering and developing its product candidates.

Recently Adopted Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU No. 2014-09"), which modifies how all entities recognize revenue, and consolidates into one Accounting Standards Codification ("ASC") (ASC Topic 606, Revenue from Contracts with Customers), the current guidance found in ASC Topic 605, and various other revenue accounting standards for specialized transactions and industries. ASU

Applied Therapeutics, Inc.

Notes to the Financial Statements (Continued)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

No. 2014-09 outlines a comprehensive five-step revenue recognition model based on the principle that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date ("ASU No. 2015-14"), which defers the effective date of ASU No. 2014-09 by one year. Early adoption is permitted for annual periods beginning after December 15, 2016. To date, the Company has not had any arrangements that are within the scope of ASU No. 2014-09, or its predecessor, ASC Topic 605. The Company adopted these pronouncements on January 1, 2017, which did not have any impact on the Company's financial statements.

        In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting ("ASU No. 2016-09"), which simplifies share-based payment accounting through a variety of amendments. The Company elected to early adopt this guidance effective January 1, 2016, and has elected to account for forfeitures as incurred and therefore no forfeiture estimate is utilized in the year ended December 31, 2017. Adoption of ASU No. 2016-09 did not have a material impact on the Company's financial statements.

        In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting ("ASU No. 2017-09"), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted ASU No. 2017-09 as of January 1, 2018, which did not have a material impact on the Company's financial statements.

        In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU No. 2018-07"). These amendments expand the scope of Topic 718, Compensation—Stock Compensation, which currently only includes share-based payments to employees, to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. This ASU supersedes Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. This standard is effective for public companies for annual periods beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted as long as ASU No. 2014-09 has been adopted by the Company. The Company adopted ASU No. 2018-07 as of January 1, 2017, which did not have a material impact on the Company's financial statements.

Recently Issued Accounting Pronouncements

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize assets and liabilities for leases with lease terms greater than 12 months in the statement of financial position. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 also requires improved disclosures to help users of financial statements better understand the amount, timing and uncertainty of cash flows arising from leases. The update is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that reporting period. Early adoption is permitted. The

Applied Therapeutics, Inc.

Notes to the Financial Statements (Continued)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company is currently evaluating the impact the adoption of ASU 2016-02 will have on its financial statements.

        In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. which, eliminates, modifies, and adds disclosure requirements on fair value measurements. The standard is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2018-13 will have on its financial statements.

2. LICENSE AGREEMENT

Columbia University

        In October 2016, the Company entered into a license agreement (the "Columbia Agreement") with The Trustees of Columbia University in the City of New York ("Columbia University"). Pursuant to the Columbia Agreement, Columbia University granted the Company a royalty-bearing, sublicensable license that is exclusive with respect to certain patents, and non-exclusive with respect to certain know-how, in each case to develop, manufacture and commercialize aldose reductase inhibitor products, including AT-001, AT-003 and AT-007. The license grant is worldwide with the exception of a single patent family covering AT-001 and AT-003 for which the license grant excludes China, Taiwan, Hong Kong and Macao. Under the Columbia Agreement, the Company is obligated to use commercially reasonable efforts to research, discover, develop and market licensed products for commercial sale in the licensed territory, and to comply with certain obligations to meet specified development and funding milestones within defined time periods. Columbia University retains the right to conduct, and grant third parties the right to conduct, non-clinical academic research using the licensed technology, provided that such research is not funded by a commercial entity or for-profit entity or results in rights granted to a commercial or for-profit entity.

        As consideration for entering into the Columbia Agreement, the Company made a nominal upfront payment to Columbia University and, following the occurrence of certain trigger events, issued to Columbia University shares equal to 5% of its outstanding common stock on a fully diluted basis at the time of issue. The common stock had a fair value of $0.5 million, which was recognized as research and development expense for the year ended December 31, 2017. The Company will be required to make further payments to Columbia University of up to an aggregate of $1.3 million for the achievement of specified development and regulatory milestones, and up to an aggregate of $1.0 million for the achievement of a specified level of aggregate annual net sales, in each case in connection with products covered by the Columbia Agreement. The Company will also be required to pay tiered royalties to Columbia University in the low- to mid-single digit percentages on the Company's, its affiliates' and its sublicensees' net sales of licensed products, subject to specified offsets and reductions. In addition, the Company is required to make specified annual minimum royalty payments to Columbia University, which is contingent upon the approval of the licensed products, in the mid six figures beginning on the 10th anniversary of the effective date of the Columbia Agreement. The Company has not granted any sublicenses under the Columbia Agreement. However, if the Company sublicenses the rights granted under the Columbia Agreement to one or more third parties, it will be required to pay Columbia University a portion of the net sublicensing revenue received from

Applied Therapeutics, Inc.

Notes to the Financial Statements (Continued)

2. LICENSE AGREEMENT (Continued)

such third parties, at percentages between 10% and 20%, depending on the stage of development at the time such revenue is received from such third parties.

        The Columbia Agreement will terminate upon the expiration of all the Company's royalty payment obligations in all countries. The Company may terminate the Columbia Agreement for convenience upon 90 days' written notice to Columbia University. At its election, Columbia University may terminate the Columbia Agreement, or convert the licenses granted to the Company into non-exclusive, non-sublicensable licenses, in the case of (a) the Company's uncured material breach upon 30 days' written notice (which shall be extended to 90 days if the Company is diligently attempting to cure such material breach), (b) the Company's failure to achieve the specified development and funding milestone events, or (c) the Company's insolvency.

        The Company recorded research and development expense related to the Columbia Agreement of $0.6 million and $0.5 million for the years ended December 31, 2017 and 2018, respectively, and $1.4 million from the execution of the Columbia Agreement through December 31, 2018.

        Columbia University is a related party as they have been issued shares of the Company's common stock. As of December 31, 2017, the Company had $0.2 million due to Columbia University included in accrued expenses and $0.1 million included in accounts payable. As of December 31, 2018, the Company had $0.1 million due to Columbia University included in accrued expenses and $0.1 million included in accounts payable.

3. FAIR VALUE MEASUREMENTS

        During the year ended December 31, 2018, the Company had level 3 financial liabilities that were measured at fair value on a recurring basis that were no longer outstanding as of December 31, 2018. There were no transfers between fair value hierarchy levels during the year ended December 31, 2018. There were no financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

Derivative Liability

        The Company's convertible promissory notes issued on February 5, 2018 (the "2018 Notes") (see Note 4), contained certain features which met the criteria to be bifurcated and accounted for separately from the 2018 Notes (the "Derivative Liability"). The Derivative Liability was recorded at fair value of $1.9 million upon the issuance of the 2018 Notes and was subsequently remeasured at fair value at each reporting period and immediately before extinguishment. Changes in the fair value of the Derivative Liability were recognized as a component of other income (expense), net in the statement of operations.

        The Derivative Liability was initially valued and remeasured using a "with-and-without" method. The "with-and-without" methodology involves valuing the whole instrument on an as-is basis and then valuing the instrument without the individual embedded derivative. The difference between the entire instrument with the embedded derivative compared to the instrument without the embedded derivative is the fair value of the derivative, recorded as the Derivative Liability. The Derivative Liability is settled when the underlying debt instrument is settled either through conversion or extinguishment into equity at a variable price, which is a redemption feature, or held to maturity. In November 2018, the Derivative Liability was settled in connection with the extinguishment of the 2018 Notes.

Applied Therapeutics, Inc.

Notes to the Financial Statements (Continued)

3. FAIR VALUE MEASUREMENTS (Continued)

Warrant Liability

        In connection with the issuance of the 2018 Notes, the Company had a contingent obligation to issue common stock warrants ("2018 Notes Warrants") upon the conversion of the 2018 Notes into Series B convertible preferred stock ("Series B Preferred Stock") (see Note 6 and Note 7). As the obligation to issue the 2018 Notes Warrants was not initially for a fixed number of warrants, it was recorded as a liability (the "Warrant Liability") at fair value of $0.1 million upon the issuance of the 2018 Notes and was subsequently remeasured at fair value each reporting period and immediately before the 2018 Notes were extinguished. Changes in the fair value of the Warrant Liability were recognized in other income (expense), net in the statement of operations. In November 2018, in connection with the conversion of the 2018 Notes into Series B Preferred Stock, the 2018 Notes Warrants were issued and reclassified to equity.

        The 2018 Notes Warrants were initially valued and remeasured using a Black-Scholes option pricing model with the range of assumptions as follows:

Contractual term (in years)	10.0
Volatility	74.48% - 76.56%
Risk-free interest rate	2.85% - 3.20%
Dividend yield	0.00%

        The following table provides a roll forward of the aggregate fair values of the Company's Derivative Liability and Warrant Liability, for which fair value is determined using Level 3 inputs (in thousands):

	Derivative Liability	Warrant Liability
Balance as of January 1, 2018	$—	$—
Initial fair value of Derivative Liability	1,896	—
Initial fair value of Warrant Liability	—	74
Change in fair value	972	168
Extinguishment of Derivative Liability in connection with extinguishment of 2018 Notes	(2,868)	—
Reclassification of Warrant Liability into 2018 Notes Warrants	—	(242)

Balance as of December 31, 2018	$—	$—

        The inputs utilized by management to value the Derivative Liability and 2018 Notes Warrants are highly subjective. The assumptions used in calculating the fair value of the Derivative Liability and 2018 Notes Warrants represent the Company's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, the fair value of the Derivative Liability and 2018 Notes Warrants may be materially different in the future.

4. CONVERTIBLE PROMISSORY NOTES

        On February 5, 2018, the Company issued the 2018 Notes in the aggregate principal amount of $6.0 million. The 2018 Notes bore interest at a rate of 15.0% per annum, were unsecured and were due

Applied Therapeutics, Inc.

Notes to the Financial Statements (Continued)

4. CONVERTIBLE PROMISSORY NOTES (Continued)

and payable, including accrued interest, on August 8, 2019. In the event of a qualified sale of preferred stock to one or more investors resulting in gross proceeds to the Company of at least $8.0 million, all principal and accrued and unpaid interest under the 2018 Notes was automatically convertible into a number of shares of the Company's preferred stock issued in such a financing equal to the outstanding principal and accrued but unpaid interest under the 2018 Notes, divided by an amount equal to 80% of the lowest price per share of the preferred stock sold in the financing. In the event of a corporate transaction or change of control event, the 2018 Notes contained a put option whereby the Company was required to pay to the holders of 2018 Notes an amount equal to (i) the principal amount then outstanding under the 2018 Notes plus any accrued but unpaid interest, plus (ii) an amount equal to 30% of the outstanding principal amount.

        The terms of the 2018 Notes provided that (i) all outstanding principal and interest was due and payable in cash upon an event of acceleration, as defined in the 2018 Notes agreement; (ii) amounts outstanding under the 2018 Notes were not prepayable without the written consent of the holders of more than 50% of the outstanding principal of the 2018 Notes, and in addition to the balance the Company will prepay, the Company will also pay the noteholders an amount equal to 15% of the principal amount of the 2018 Notes that the Company is prepaying; and (iii) with respect to subordination, the Company has no outstanding indebtedness for borrowed money or any other liabilities, other than accounts payable arrangements with vendors entered into in the ordinary course of business and consistent with usual trade terms and will not issue or incur additional indebtedness for borrowed money while the 2018 Notes remain outstanding. There were no financial or negative covenants associated with the 2018 Notes.

        The Derivative Liability represents the conversion feature in the event of a qualified financing and the put option, which each met the definition of an embedded derivative and were required to be combined and accounted for as a separate unit of accounting. The Company recorded the issuance-date fair value of the Derivative Liability of $1.9 million as a debt discount and Derivative Liability in the Company's balance sheet.

        In connection with the 2018 Notes, the Company paid legal costs and bank fees of $0.4 million and was obligated to issue the 2018 Notes Warrants (see Note 3 and Note 7) with an initial fair value of $0.1 million, which were capitalized and recorded as a debt discount. The debt discount, which included legal costs, bank fees, the Derivative Liability and 2018 Notes Warrants, was amortized using the effective interest method over the term of the loan. The Company recognized interest expense of $1.6 million, including amortization of the debt discount of $0.9 million, during the year ended December 31, 2018 in connection with the 2018 Notes.

        In November 2018, in connection with the Company's issuance and sale of Series B Preferred Stock, all of the outstanding principal and accrued interest under the 2018 Notes, totaling $6.6 million, was automatically converted into 1,097,721 shares of Series B Preferred Stock at a price equal to 80% of the $7.49 per share price paid by investors in the Series B Preferred Stock financing.

        The Company accounted for the conversion of the 2018 Notes as a debt extinguishment and recognized a loss on extinguishment of debt of $0.2 million within other income (expense), net in the Company's statement of operations and $0.1 million within additional paid-in-capital related to the amount of unpaid and accrued interest as of the extinguishment date that was not converted into Series B Preferred Stock. The loss on extinguishment was calculated as the difference between (i) the fair value of the 1,097,721 shares of Series B convertible preferred stock issued to settle the 2018 Notes

Applied Therapeutics, Inc.

Notes to the Financial Statements (Continued)

4. CONVERTIBLE PROMISSORY NOTES (Continued)

of $8.2 million and (ii) the carrying value of the 2018 Notes, net of the unamortized debt discount, of $5.1 million plus the then-current fair value of the Derivative Liability associated with the 2018 Notes at the time of the extinguishment of $2.9 million.

5. STOCK-BASED COMPENSATION

        In 2016, the Company adopted, and its stockholders approved, the 2016 Equity Incentive Plan, as amended (the "2016 Plan"), which provides for the granting of options at the discretion of the board of directors or any subcommittee of the Board to its employees, officers and independent contractors. Under the terms of the 2016 Plan, options may not be granted at an exercise price less than fair market value of the Company's common stock on the date of the grant. As of December 31, 2017 and 2018, there were 1,345,469 shares and 2,966,241 shares, respectively, reserved by the Company to grant under the 2016 Plan and an aggregate of 1,083,041 shares and 1,708,179 shares, respectively remained available for future grants. Stock options awarded under the 2016 Plan expire 10 years after the grant and typically vest over three years.

        Total stock-based compensation expense recorded for employees, directors and non-employees during the years ended December 31, 2017 and 2018 was as follows (in thousands):

	Years Ended December 31,
	2017	2018
Research and development	$—	$140
General and administrative	32	132

Total stock-based compensation expense	$32	$272

        The weighted-average fair value of options granted during the year ended December 31, 2017 and 2018 was $0.66 per share and $1.54 per share, respectively. As of December 31, 2017 and 2018, the total unrecognized stock-based compensation balance for unvested options was $0.1 million and $1.3 million, respectively, which is expected to be recognized over 2.1 years as of each date. The total fair value of options vested during the year ended December 31, 2017 and 2018 was less than $1,000 and approximately $40,000, respectively.

        The following table summarizes the information about options outstanding at December 31, 2018 (in thousands, except share and per share data):

	Options Outstanding	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2017	262,427	$0.90	9.09	$27
Options granted	995,633	$1.44
Options exercised	(55,081)	$0.84		$33

Outstanding at December 31, 2018	1,202,979	$1.35	9.14	$4,029

Exercisable at December 31, 2018	73,692	$0.88	8.01	$282

Nonvested at December 31, 2018	1,129,287	$1.38	9.22	$3,747

Applied Therapeutics, Inc.

Notes to the Financial Statements (Continued)

5. STOCK-BASED COMPENSATION (Continued)

Valuation Assumptions

        The fair value of each option award granted is estimated on the date of the grant using the Black-Scholes option valuation model based on the weighted average assumptions noted in the table below for those options granted in the years ended December 31, 2017 and 2018.

	Years Ended December 31,
	2017	2018
Expected term (in years)	6.0	5.9
Volatility	75.06%	71.78%
Risk-free interest rate	2.09%	2.71%
Dividend yield	0.00%	0.00%

6. STOCKHOLDERS' EQUITY

        As of December 31, 2018, the authorized capital stock of the Company consists of 20,441,982 shares of common stock, par value $0.0001 per share, and 10,883,950 shares of convertible preferred stock, par value $0.0001 per share, of which 3,093,898 are designated as Series A convertible preferred stock ("Series A Preferred Stock") and 7,790,052 are designated as Series B Preferred Stock (collectively, with the Series A Preferred Stock, the "Preferred Stock"). As of December 31, 2017, the Company had 5,458,450 shares of common stock issued and outstanding and 3,093,898 shares of Series A Preferred Stock issued and outstanding. As of December 31, 2018, the Company had 5,513,531 shares of common stock issued and outstanding, 3,093,898 shares of Series A Preferred Stock issued and outstanding and 4,001,848 shares of Series B Preferred Stock issued and outstanding.

Common Stock

        In February 2017, the Company issued 486,077 shares of common stock, with a fair value of $0.5 million, as consideration pursuant to a license agreement with Columbia University (see Note 2).

  Voting

        The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of the stockholders. There is no cumulative voting.

Preferred Stock

        In January 2017, the Company issued 3,093,898 shares of Series A Preferred Stock at $2.26 per share for gross proceeds of $7.0 million. Issuance costs were $0.7 million, which included the issuance of warrants to purchase common stock (see Note 7).

        Between November and December 2018, the Company issued an aggregate of 2,904,127 shares of its Series B Preferred Stock at $7.49 per share for gross proceeds of $21.7 million. Issuance costs were $0.8 million, which included the obligation to issue warrants to purchase common stock (see Note 7). In addition, all of the outstanding principal and accrued interest under the 2018 Notes were automatically converted into an aggregate of 1,097,721 shares of its Series B Preferred Stock.

Applied Therapeutics, Inc.

Notes to the Financial Statements (Continued)

6. STOCKHOLDERS' EQUITY (Continued)

        As of December 31, 2017 and 2018, Preferred Stock consisted of the following (in thousands, except share data):

	As of December 31, 2017
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Value	Common Stock Issuable Upon Conversion
Series A Preferred Stock	3,535,910	3,093,898	$6,254	$7,000	3,093,898

Total	3,535,910	3,093,898	$6,254	$7,000	3,093,898

	As of December 31, 2018
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Value	Common stock Issuable Upon Conversion
Series A Preferred Stock	3,093,898	3,093,898	$6,254	$7,000	3,093,898
Series B Preferred Stock	7,790,052	4,001,848	29,156	29,964	4,001,848

Total	10,883,950	7,095,746	$35,410	$36,964	7,095,746

        The following is a summary of the rights and privileges of the common and preferred stockholders as of December 31, 2018:

  Voting

        The holders of Preferred Stock have the right to one vote for each share of common stock into which such Preferred Stock could be converted and will vote together with the holders of common stock as a single class.

  Dividends

        Dividends are payable to holders of Preferred Stock prior to payment of any dividend to holders of common stock. Dividends are payable when and if declared out of funds legally available and such dividends are not cumulative. In the event the board of directors of the Company declares a dividend payable on the common stock, the holders of the Preferred Stock would be entitled to receive the amount of dividends per share of Preferred Stock that would be payable on the number of whole shares of the common stock into which each share of such Preferred Stock held by each holder could be converted into.

  Liquidation

        In the event of any liquidation, dissolution or winding up of the Company, or a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding are entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock by reason of their ownership thereof, in an amount per share equal to the greater of (i) the original issue price ($2.26 per share for Series A Preferred Stock and $7.49 per share for Series B Preferred Stock) plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had each series of Preferred

Applied Therapeutics, Inc.

Notes to the Financial Statements (Continued)

6. STOCKHOLDERS' EQUITY (Continued)

Stock been converted into common stock immediately prior to a liquidation, dissolution or winding up of the Company or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the proceeds shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratably in any distribution of the proceeds in proportion to the respective amounts which would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable with respect to such shares were paid in full. After the payment of all preferential amounts to be paid to the holders of shares of Preferred Stock, the remaining proceeds shall be distributed among the holders of shares of common stock pro rata based on the number of shares held by each such holder.

        A Deemed Liquidation Event is defined as: (i) a merger where the Company is a constituent party or a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

  Protective Provisions

        At any time when any shares of Preferred Stock remain outstanding, the Company shall not take any of the following actions without the vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock separately as a class: (i) liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger, consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing, in each case other than in the event that such event would provide the holders of the Preferred Stock a return per each share of Preferred Stock, including all distributions and dividends paid to such holders prior to such event by the Company, if any, of at least two (2) times the Series B Original Issue Price in the twenty-four (24) months following the Series B Original Issue Date (November 5, 2018) or three (3) times the Series B Original Issue Price thereafter; (ii) amend, alter, or repeal any provision of the Certificate of Incorporation or the Company's bylaws in a manner that adversely affects the powers, preferences or rights of the Preferred Stock; (iii) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption, or increase the authorized number of shares of Preferred Stock; (iv) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or

Applied Therapeutics, Inc.

Notes to the Financial Statements (Continued)

6. STOCKHOLDERS' EQUITY (Continued)

declare any dividend or make any distribution on, any shares of capital stock of the Company other than (a) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (b) dividends or other distributions payable on the common stock solely in the form of additional shares of common stock and (c) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof; (v) create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $2.0 million other than equipment leases or bank lines of credit; (vi) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or (vi) increase or decrease the authorized number of directors of the Company.

  Optional Conversion Rights

        Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time and from time to time after issuance, and without the payment of additional consideration into such number of fully paid and nonassessable shares of common stock as is determined by dividing the original issue price ($2.26 per share for Series A Preferred Stock and $7.49 per share for Series B Preferred Stock) by the series conversion price ($2.26 per share for Series A Preferred Stock and $7.49 per share for Series B Preferred Stock) in effect at the time of conversion. As of December 31, 2018, the Preferred Stock is convertible in to common stock on a one-for-one basis.

  Mandatory Conversion Rights

        All outstanding shares of Preferred Stock shall automatically be converted into shares of common stock, at the then effective conversion rate, upon either (a) the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30.0 million of proceeds, net of the underwriting discount and commissions, to the Company, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Preferred Stock.

  Redemption

        The Preferred Stock is redeemable upon the occurrence of a Deemed Liquidation Event, which is not solely in control of the Company. Therefore, the Preferred Stock has been classified as temporary equity.

Applied Therapeutics, Inc.

Notes to the Financial Statements (Continued)

7. WARRANTS

Warrants Issued with Series A Preferred Stock

        On January 26, 2017, in connection with the sale and issuance of the Series A Preferred Stock, the Company issued equity-classified warrants to purchase 309,389 shares of common stock (the "2017 Warrants"), valued at $0.2 million, and included in the issuance costs of the Series A Preferred Stock (see Note 4). The warrants vested immediately and have an exercise price of $2.49 per share and expire on March 13, 2027.

        The fair value of warrants issued is estimated using the Black-Scholes option pricing model with the following assumptions for the 2017 Warrants.

Contractual term (in years)	10.0
Volatility	76.95%
Risk-free interest rate	2.62%
Dividend yield	0.00%

Warrants Issued with the 2018 Notes

        On January 18, 2018, the Company entered into a placement agent agreement through which it became obligated to issue common stock warrants in connection with the issuance of the 2018 Notes. The obligation to issue the 2018 Notes Warrants was recorded as a liability at its fair value (see Note 3), which was initially $0.1 million, and was included in the issuance costs of the 2018 Notes (see Note 4). On November 5, 2018, in connection with the extinguishment of the 2018 Notes into shares of Series B Preferred Stock, the Company issued the 2018 Notes Warrants, which were equity-classified warrants upon issuance, to purchase 76,847 shares of common stock, valued at $0.3 million. The 2018 Notes Warrants vested immediately upon issuance and have an exercise price of $6.59 per share and expire on November 4, 2028.

Warrants Issued with Series B Preferred Stock

        In November and December 2018, in connection with the sale and issuance of the Series B Preferred Stock, the Company was obligated to issue equity-classified warrants to purchase 72,261 shares of common stock (collectively the "2018 Warrants"), valued in the aggregate at $0.2 million, which was included in the issuance costs for the Series B Preferred Stock (see Note 6). The warrants vest immediately upon issuance, have an exercise price of $8.24 per share and expire 10 years from the date of issuance.

        The fair value of the 2018 Warrants is estimated using the Black-Scholes option pricing model with the following assumptions:

Contractual term (in years)	10.0
Volatility	74.48%
Risk-free interest rate	3.20%
Dividend yield	0.00%

        The inputs utilized by management to value the warrants are highly subjective. The assumptions used in calculating the fair value of the warrants represent the Company's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if

Applied Therapeutics, Inc.

Notes to the Financial Statements (Continued)

7. WARRANTS (Continued)

factors change and the Company uses different assumptions, the fair value of the warrants may be materially different in the future.

8. INCOME TAXES

        The Company's current tax provision for the years ended December 31, 2017 and 2018 is $0 and $0, respectively. The Company's deferred tax provision for the years ended December 31, 2017 and 2018 is $0.

        Deferred income tax assets and liabilities consist of the following (in thousands):

	Years Ended December 31,
	2017	2018
Deferred tax assets
Accrued expenses	$335	$—
Stock-based compensation	11	98
Capitalized startup costs	38	35
Net operating losses	1,200	6,176

Total deferred tax assets	1,584	6,309
Less: valuation allowance	(1,584)	(6,309)

Net deferred tax asset (liability)	$—	$—

        Deferred tax assets result primarily from unutilized net operating losses, capitalized startup costs and timing differences as a result of the Company reporting its income tax returns. As of December 31, 2018, the Company had approximately $3.6 million of federal and state net operating losses ("NOLs") carried forward expiring through 2037. Additionally, the Company generated approximately $14.2 million of NOLs in 2018 which, for federal income tax purposes, do not expire but are limited to offsetting up to 80% of future taxable income.

        The NOL carry forwards are subject to review and possible adjustment by the U.S. and state tax authorities. NOL carry forwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders, as defined under Sections 382 Internal Revenue Code. This could limit the amount of NOLs that the Company can utilize annually to offset future taxable income or tax liabilities. As of December 31, 2018, the Company has not performed such an analysis. Subsequent ownership changes and proposed future changes to tax rules in respect of the utilization of losses carried forward may further affect the limitation in future years.

        In assessing the realizability of the Company's deferred tax assets, management considers whether or not it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. The Company's assessment is based on the weight of available evidence, including cumulative losses since inception and expected future losses and, as such, the Company does not believe it is more likely than not that the deferred tax assets will be realized. Accordingly, a full valuation allowance has been established and no deferred tax assets and related tax benefit have been recognized in the accompanying financial statements. At December 31, 2017 and 2018, the Company recorded valuation allowances of $1.6 million and $6.3 million, respectively, representing an increase in the valuation

Applied Therapeutics, Inc.

Notes to the Financial Statements (Continued)

8. INCOME TAXES (Continued)

allowance of $4.7 million in 2018 due to the uncertainty regarding the realization of such deferred tax assets, to offset the benefits of net operating losses generated during those years.

        The U.S. federal statutory corporate tax rate reconciles to the Company's effective tax rate for the years ended December 31, 2017 and 2018:

	Years Ended December 31,
	2017	2018
Federal statutory rate	34.0%	21.0%
State and local taxes net of federal tax benefit	11.3	13.5
Tax rate change	(13.8)	0.3
Change in valuation allowance	(32.2)	(28.5)
Permanently disallowed interest expense	—	(6.3)
Other	0.7	—

Total	0.0%	0.0%

        On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act ("Tax Act"), which made significant changes to the U.S. federal income tax law. The Tax Act affected 2018 and forward, including but not limited to a reduction in the federal corporate rate from 35.0% to 21.0%, elimination of the corporate alternative minimum tax, a new limitation on the deductibility of certain executive compensation, limitations on NOLs generated after December 31, 2017 and various other items. These changes did not have a material impact on the Company's financial statements due to the accumulated NOLs in the United States.

9. BENEFIT PLANS

        The Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code in 2018. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Matching contributions to the plan may be made at the discretion of the Company's board of directors. The Company made approximately $11,000 in matching contributions to the plan during the year ended December 31, 2018.

10. NET LOSS PER COMMON SHARE

        Basic net loss per common share is computed by dividing the net loss available to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

        Diluted net loss per common share is computed by giving the effect of all potential shares of common stock, including stock options, preferred shares, warrants and instruments convertible into common stock, to the extent dilutive. Basic and diluted net loss per common share was the same for the years ended December 2017 and 2018, as the inclusion of all potential common shares outstanding would have been anti-dilutive.

Applied Therapeutics, Inc.

Notes to the Financial Statements (Continued)

10. NET LOSS PER COMMON SHARE (Continued)

        The following table sets forth the computation of basic and diluted net loss per common share (in thousands, except share and per share data):

	Years Ended December 31,
	2017	2018
Numerator:
Net loss	$(4,282)	$(16,521)

Denominator:
Weighted-average common stock outstanding	5,406,513	5,483,149

Net loss per share, basic and diluted	$(0.79)	$(3.01)

        The Company's potential dilutive securities, which include Preferred Stock, stock options and warrants, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at December 31, 2017 and 2018, from the computation of diluted net loss per share attributable to common stockholders because including them would have had an anti-dilutive effect:

	December 31,
	2017	2018
Preferred Stock	3,093,898	7,095,746
Options to purchase common stock	262,427	1,202,979
Warrants to purchase common stock	309,389	458,497

Unaudited Pro Forma Net Loss Per Share

        The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2018 has been prepared to give effect to adjustments arising upon the completion of a qualified IPO. The unaudited pro forma basic and diluted weighted-average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2018 has been prepared to give effect, upon a qualified IPO, to the conversion of all outstanding shares of Preferred Stock into common stock as if the proposed IPO had occurred on the later of January 1, 2018 or the issuance date of the preferred stock.

Applied Therapeutics, Inc.

Notes to the Financial Statements (Continued)

10. NET LOSS PER COMMON SHARE (Continued)

        Unaudited pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

Year Ended December 31, 2018
(unaudited)
Numerator:
Net loss attributable to common stockholders—basic and diluted	$(16,521)

Pro forma net loss attributable to common stockholders—basic and diluted	$(16,521)

Denominator:
Weighted-average common stock outstanding—basic and diluted	5,483,149
Pro forma adjustment to reflect conversion of convertible preferred stock to common stock upon the completion of the proposed initial public offering	3,679,938

Pro forma weighted-average common stock outstanding—basic and diluted	9,163,087

Pro forma net loss per share attributable to common stockholders—basic and diluted	$(1.80)

11. RELATED PARTIES

        In December 2018, the Company entered into an agreement (the "LaunchLabs Agreement") with ARE-LaunchLabs NYC LLC ("Alexandria LaunchLabs"), a subsidiary of Alexandria Real Estate Equities, Inc. for use of specified premises within the Alexandria LaunchLabs space. A member of the Company's board of directors is the founder and executive chairman of Alexandria Real Estate Equities, Inc. During the year ended December 31, 2018, the Company made payments to Alexandria LaunchLabs of approximately $13,000 under the LaunchLabs Agreement, which was recognized in research and development expenses. As of December 31, 2018, there were no amounts due to Alexandria LaunchLabs under the LaunchLabs Agreement.

12. SUBSEQUENT EVENTS

Issuance of Series B Preferred Stock

        In February 2019, the Company issued an aggregate of 442,925 shares of its Series B Preferred Stock to investors and certain members of its board of directors at a price per share of $7.49 for proceeds of $3.1 million, net of issuance costs of $0.2 million. The rights and privileges of the Series B Preferred Stock are the same as the rights and privileges of the Series B Preferred Stock issued in earlier closings. In connection with the Series B Preferred Stock issuance, the Company is obligated to issue warrants to purchase shares of common stock to the placement agent.

Applied Therapeutics, Inc.

Notes to the Financial Statements (Continued)

12. SUBSEQUENT EVENTS (Continued)

Columbia University

        In January 2019, the Company entered into a license agreement with Columbia University ("2019 Columbia Agreement"). Pursuant to the 2019 Columbia Agreement, Columbia University granted the Company a royalty-bearing, sublicensable license that is exclusive with respect to certain patents, and non-exclusive with respect to certain know-how, in each case to develop, manufacture and commercialize PI3K inhibitor products. As consideration, the Company made a nominal upfront payment to Columbia University. The Company will be required to make further payments to Columbia University of up to an aggregate of $1.3 million for the achievement of specified development and regulatory milestones, and up to an aggregate of $1.0 million for the achievement of a specified level of aggregate annual net sales, in each case in connection with products covered by the 2019 Columbia Agreement. The Company will also be required to pay tiered royalties to Columbia University in the low- to mid-single digit percentages on the Company's, its affiliates' and its sublicensees' net sales of licensed products, subject to specified offsets and reductions. In addition, the Company is required to make specified annual minimum royalty payments to Columbia University, which is contingent upon the approval of the licensed products, in the mid six figures beginning on the 10th anniversary of the effective date of the 2019 Columbia Agreement. If the Company sublicenses the rights granted under the 2019 Columbia Agreement to one or more third parties, it will be required to pay Columbia University a portion of the net sublicensing revenue received from such sublicensees, at percentages ranging from 10% to 50%, depending on the passage of time or the stage of development of the applicable product at the time such revenue is received from such sublicenses.

  Forward Stock Split

        In April 2019, the board of directors and the stockholders of the Company approved a 55.2486-for-1 forward stock split of the Company's outstanding common stock and Preferred Stock, which was effected on April 26, 2019. Stockholders entitled to fractional shares as a result of the forward stock split will receive a cash payment in lieu of receiving fractional shares. The Company's historical share and per share information has been retroactively adjusted to give effect to this forward stock split. Shares of common stock underlying outstanding stock options and other equity instruments were proportionately increased and the respective per share value and exercise prices, if applicable, were proportionately decreased in accordance with the terms of the agreements governing such securities.

  Modification of Certain Stock Option Grants

        On April 22, 2019, the Board of Directors approved a modification to the vesting conditions of certain outstanding stock option grants to certain employees and directors. The Company is evaluating the impact this modification will have to its 2019 financial statements.

                Shares

Common Stock

PRELIMINARY PROSPECTUS

                        , 2019

Citigroup

Cowen

UBS Investment Bank

Baird

        Until                        , 2019 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of our common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and The Nasdaq Global Select Market, or Nasdaq, listing fee.

Item	Amount
SEC registration fee	$8,920
FINRA filing fee	11,540
Nasdaq listing fee	125,000
Printing expenses	350,000
Legal fees and expenses	1,850,000
Accounting fees and expenses	650,000
Transfer agent fees and expenses	10,000
Miscellaneous expenses	194,540

Total	$3,200,000

Item 14.    Indemnification of Directors and Officers.

        As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

        As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

  •
  we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

  •
  we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

  •
  the rights provided in our bylaws are not exclusive.

        Our amended and restated certificate of incorporation and our amended and restated bylaws provide for the indemnification provisions described above and elsewhere herein. We have entered or will enter into, and intend to continue to enter into, separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

        The Registrant has purchased and currently intends to maintain insurance on behalf of each and every person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

        The form of underwriting agreement for this initial public offering provides for indemnification by the underwriters of us and our officers and directors who sign this registration statement for specified liabilities, including matters arising under the Securities Act.

Item 15.    Recent Sales of Unregistered Securities.

        The following list sets forth information as to all securities we have sold since January 20, 2016 (date of inception) up to the date of the prospectus that is a part of this registration statement:

  (1)
  We granted options to purchase an aggregate of 2,679,820 shares of common stock, with exercise prices ranging from $0.04 to $4.70 per share, to certain of our employees, directors and consultants pursuant to our 2016 Equity Incentive Plan, as amended, or the 2016 Plan. Of these options, options to purchase 55,081 shares have been exercised for cash consideration in the aggregate amount of $46,287.92, and options to purchase 2,624,738 shares of common stock remain outstanding.

  (2)
  In January 2016, we issued an aggregate of 4,972,373 shares of common stock to our President, Chief Executive Officer and our co-founder for a cash contribution of $1.00.

  (3)
  In February 2017, we issued 486,077 shares of common stock to the Trustees of Columbia University in the City of New York, or Columbia University, as partial consideration of Columbia University's execution and delivery to us of that certain license agreement, representing a fair value of $0.5 million.

  (4)
  Between January and March 2017, we issued and sold an aggregate of 3,093,898 shares of our Series A convertible preferred stock to 36 accredited investors and certain members of our board of directors at a price per share of $2.26 for an aggregate purchase price of $7.0 million.

  (5)
  In March 2017, we issued warrants exercisable for up to an aggregate of 309,389 shares of our common stock, at an exercise price of $2.49 per share to affiliates of Brookline Capital Markets, a division of CIM Securities, LLC, pursuant to that certain placement agency agreement, dated October 7, 2016, as amended and restated on November 23, 2016.

  (6)
  In February 2018, we issued an aggregate of $6.0 million of our convertible notes to 22 accredited investors and certain members of our board of directors.

  (7)
  In November 2018, we issued warrants exercisable for up to an aggregate of 76,847 shares of our common stock, at an exercise price of $6.59 per share to affiliates of Brookline Capital Markets, a division of CIM Securities, LLC, pursuant to that certain placement agency agreement, dated January 18, 2018.

  (8)
  Between November and February 2019, we issued and sold an aggregate of 4,444,773 shares of our Series B convertible preferred stock to 28 accredited investors and certain members of our board of directors. We issued 1,097,721 shares of our Series B convertible preferred stock upon cancellation of indebtedness, for an aggregate purchase price at the time of conversion, including interest, of $6.6 million and we sold 3,347,052 shares of our Series B convertible preferred stock at a price per share of $7.49 for an aggregate purchase price of approximately $25.1 million.

  (9)
  In April 2019, we issued warrants exercisable for up to an aggregate of 96,128 shares of our common stock, at an exercise price of $8.24 per share, to affiliates of Brookline Capital Markets, a division of CIM Securities, LLC, pursuant to that certain placement agency agreement, dated August 28, 2018.

        The offers, sales and issuances of the securities described in paragraph (1) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were employees, directors or bona fide consultants of the Registrant and received the securities under the 2016 Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant.

        The offers, sales and issuances of the securities described in paragraphs (2) through (8) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 promulgated under Regulation D as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about the Registrant. No underwriters were involved in these transactions.

Item 16.    Exhibits and Financial Statement Schedules.

(a)   Exhibits.

        The exhibits listed below are filed as part of this registration statement.

Exhibit Number		Description
1.1		Form of Underwriting Agreement.

3.1		Amended and Restated Certificate of Incorporation, as currently in effect.

3.2	#	Form of Amended and Restated Certificate of Incorporation, to be effective immediately after the completion of this offering.

3.3	#	Bylaws, as currently in effect.

3.4	#	Form of Amended and Restated Bylaws, to be effective immediately prior to the completion of this offering.

Exhibit Number		Description
4.1	#	Form of Common Stock Certificate.

4.2	#	Amended and Restated Investors' Rights Agreement, by and among the Registrant and certain of its stockholders, dated November 5, 2018.

4.3	#	Form of Warrant, issued to affiliates of Brookline Capital Markets, a division of CIM Securities, LLC, on March 13, 2017.

4.4	#	Form of Warrant, issued to affiliates of Brookline Capital Markets, a division of CIM Securities, LLC, on November 5, 2018.

4.5	#	Form of Warrant, issued to affiliates of Brookline Capital Markets, a division of CIM Securities, LLC, on April 9, 2019.

5.1		Opinion of Cooley LLP.

10.1	+#	Form of Indemnity Agreement by and between the Registrant and its directors and executive officers.

10.2	+	2019 Equity Incentive Plan.

10.3	+	Forms of Option Grant Notice and Option Agreement under 2019 Equity Incentive Plan.

10.4	+	Form of Restricted Stock Unit Grant Notice and Unit Award Agreement under 2019 Equity Incentive Plan.

10.5	+	2016 Equity Incentive Plan, as amended.

10.6	+#	Forms of Stock Option Agreement under the 2016 Equity Incentive Plan, as amended.

10.7	+	2019 Employee Stock Purchase Plan.

10.8		Offer Letter between the Registrant and Mark J. Vignola, dated April 16, 2019.

10.9	+#	Offer Letter between the Registrant and Les Funtleyder, dated December 26, 2018.

10.10	+#	Offer Letter between the Registrant and Riccardo Perfetti, M.D., Ph.D., effective August 27, 2018.

10.11	†#	Exclusive License Agreement by and between the Registrant and The Trustees of Columbia University in the City of New York, dated October 26, 2016.

23.1		Consent of Ernst & Young LLP, an Independent Registered Public Accounting Firm.

23.2		Consent of Cooley LLP (included in Exhibit 5.1).

23.3		Consent of Director Nominee.

24.1	#	Power of Attorney (included on the signature page to this registration statement).

+
Indicates a management contract or compensatory plan.
†
Portions of this exhibit (indicated by asterisks) have been omitted.
#
Previously filed.

(b)   Financial Statement Schedules.

        Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  1.
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  2.
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment no. 2 to the registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 29, 2019.

APPLIED THERAPEUTICS, INC.
By:	/s/ SHOSHANA SHENDELMAN Shoshana Shendelman, Ph.D. President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 2 to the registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ SHOSHANA SHENDELMAN Shoshana Shendelman, Ph.D.		President, Chief Executive Officer and Director (Principal Executive Officer)	April 29, 2019
/s/ MARK J. VIGNOLA Mark J. Vignola, Ph.D.		Chief Financial Officer (Principal Financial and Accounting Officer)	April 29, 2019
* Franklin M. Berger, CFA		Director	April 29, 2019
* Les Funtleyder		Director	April 29, 2019
* Teena Lerner, Ph.D.		Director	April 29, 2019
* Joel S. Marcus		Director	April 29, 2019
* Jay S. Skyler, M.D., MACP		Director	April 29, 2019
*By:	/s/ SHOSHANA SHENDELMAN Shoshana Shendelman, Ph.D. Attorney-in-fact